SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                              Procept Incorporated
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  742 683 10 5
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:

David R. Walner, Esq.                                Monica C. Lord, Esq.
Paramount Capital Asset                              Kramer, Levin,
   Management, Inc.                                   Naftalis & Frankel
787 Seventh Avenue                                   919 Third Avenue
New York, NY 10019                                   New York, NY  10022
(212) 554-4372                                       (212) 715-9100

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 22, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:
   |-|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 pages

CUSIP No. 742 683 10 5                13D                     Page 2 of 10 Pages


--------------------------------------------------------------------------------
      1    NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)      |_|
                                                            (b)      |_|

--------------------------------------------------------------------------------
      3    SEC USE ONLY


--------------------------------------------------------------------------------
      4    SOURCE OF FUNDS*

           OO (see Item 3)
--------------------------------------------------------------------------------
      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)

                                                                     |_|
--------------------------------------------------------------------------------
      6    CITIZENSHIP OR PLACE OF ORGANIZATION


           Delaware

--------------------------------------------------------------------------------
           NUMBER OF       7       SOLE VOTING POWER
             SHARES
          BENEFICIALLY             None
            OWNED BY    ------------------------------------
              EACH         8       SHARED VOTING POWER
           REPORTING
             PERSON                16,744,828**
              WITH      ------------------------------------
                           9       SOLE DISPOSITIVE POWER

                                   None
                        ------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                   16,744,828**

                        ------------------------------------



--------------------------------------------------------------------------------

      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           16,744,828**
--------------------------------------------------------------------------------
      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     |_|
--------------------------------------------------------------------------------
      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           55.0%**
--------------------------------------------------------------------------------
      14   TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

** Consists of (i) 5,973,334 shares of Common Stock issuable upon conversion of Series A Preferred Stock which are presently votable on an as-converted basis, and (ii) 10,771,494 shares of Common Stock issuable upon exercise of warrants and conversion of notes, which, accordingly, are not presently votable.

CUSIP No. 742 683 10 5                13D                     Page 3 of 10 Pages


---------------------------------------------------------------------------

      1     NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)      |_|
                                                              (b)      |_|

--------------------------------------------------------------------------------
      3     SEC USE ONLY


--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            OO (see Item 3)
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)

                                                                       |_|
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION


            Delaware

--------------------------------------------------------------------------------
            NUMBER OF           7         SOLE VOTING POWER
              SHARES
           BENEFICIALLY                   None
              OWNED BY    ------------------------------------------------------
                EACH            8         SHARED VOTING POWER
            REPORTING
             PERSON                       5,860,690**
              WITH        ------------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          None
                          ------------------------------------------------------
                               10         SHARED DISPOSITIVE POWER

                                          5,860,690**
                          ------------------------------------------------------

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,860,690**
--------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     |_|
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.2%**
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

** Consists of (i) 2,090,667 shares of Common Stock issuable upon conversion of Series A Preferred Stock which are presently votable on an as-converted basis, and (ii) 3,770,023 shares of Common Stock issuable upon exercise of warrants and conversion of notes, which, accordingly, are not presently votable.

CUSIP No. 742 683 10 5                13D                     Page 4 of 10 Pages

--------------------------------------------------------------------------------
     1      NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Aries Trust
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)      |_|
                                                              (b)      |_|

--------------------------------------------------------------------------------
     3      SEC USE ONLY


--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

            OO (see Item 3)
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)

                                                                       |_|
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
            NUMBER OF               7         SOLE VOTING POWER
              SHARES
           BENEFICIALLY                       None
             OWNED BY       ----------------------------------------------------
               EACH                 8         SHARED VOTING POWER
            REPORTING
              PERSON                          10,884,138**
               WITH         ----------------------------------------------------
                                    9         SOLE DISPOSITIVE POWER

                                              None
                            ----------------------------------------------------
                                   10         SHARED DISPOSITIVE POWER

                                              10,884,138**
                            ----------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,884,138**
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     |_|
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            35.7%**
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            OO (see Item 2)
--------------------------------------------------------------------------------

** Consists of (i) 3,882,667 shares of Common Stock issuable upon conversion of Series A Preferred Stock which are presently votable on an as-converted basis, and (ii) 7,001,471 shares of Common Stock issuable upon exercise of warrants and conversion of notes, which, accordingly, are not presently votable.

CUSIP No. 742 683 10 5                13D                     Page 5 of 10 Pages

--------------------------------------------------------------------------------
      1     NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)      |_|
                                                              (b)      |_|
--------------------------------------------------------------------------------
      3     SEC USE ONLY


--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            OO (see Item 3)
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)

                                                                        |_|
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION


            United States

--------------------------------------------------------------------------------
            NUMBER OF       7         SOLE VOTING POWER
              SHARES
           BENEFICIALLY               None
             OWNED BY      -----------------------------------------------------
               EACH         8         SHARED VOTING POWER
            REPORTING
              PERSON                  16,744,828**
               WITH        -----------------------------------------------------
                            9         SOLE DISPOSITIVE POWER

                                      None
                           -----------------------------------------------------
                           10         SHARED DISPOSITIVE POWER

                                      16,744,828**
                            ----------------------------------------------------

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            16,744,828**
--------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                        |_|
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            55.0%**
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

** Consists of (i) 5,973,334 shares of Common Stock issuable upon conversion of Series A Preferred Stock which are presently votable on an as-converted basis, and (ii) 10,771,494 shares of Common Stock issuable upon exercise of warrants and conversion of notes, which, accordingly, are not presently votable.

                                  SCHEDULE 13D


         This Amendment No. 1 amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D, dated July 10, 1997, (the "Schedule").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         References to the exercise price of the Class B Warrants are hereby amended from $.5859 per share to $.46875 per share (see Item 6). Furthermore, the information contained in Item 3 to the Schedule is hereby amended by adding the following:

         On August 22, 1997, in accordance with Section 9.15 of the Purchase Agreement, Aries Domestic and Aries Trust, exchanged their shares of Purchased Common for 28,000 shares of Series A Preferred Stock, stated value $100.00 per share, of the Issuer. The Series A Preferred Stock is convertible into Common Stock at an initial conversion price, subject to adjustment as set forth in Item 6, equal to $.46875 (the "Series A Preferred Conversion Price"), representing an initial conversion rate of 213.333333 per share.


ITEM 4.  PURPOSE OF TRANSACTION.

         The information contained in Item 4 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

         The Reporting Persons acquired securities of the Issuer as an investment in the Issuer. Except as indicated in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Pursuant to Section 7.19 of the Purchase Agreement, the Reporting Persons have the right to appoint a majority of the members of the Board of Directors of the Issuer; provided, however, that, to the extent the exercise of such right would violate Rule 4460(i) of the National Association of Securities Dealers' Marketplace Rules, the Reporting Persons shall not exercise such right until the earliest of (i) the date of approval by the stockholders of the Issuer of the transactions (the "Transactions") contemplated by the Purchase Agreement and the Letter of Intent between the Issuer, Paramount Capital, Inc., Aries Trust and Aries Domestic (the "Letter of Intent"), (ii) the date that Rule 4460(i) no longer applies to the Transactions and (iii) September 30, 1997 (the earliest such date, the "Approval Date"), nonetheless, the Reporting Persons currently have the right to appoint at least three directors or observers. In connection with the Transactions, Mr. Michael S. Weiss joined the Issuer's Board of Directors pursuant to the Purchase Agreement and the Letter of Intent and has been elected by the Board of Directors of the Issuer to serve as the Chairman of the Issuer's Board of Directors. The A Notes provide that the Issuer shall not declare or pay any dividend nor make any other distribution or redemption with respect to any shares of its capital stock without the prior written consents of Aries Trust and Aries Domestic, provided, however, that the Issuer may repurchase shares of its Common Stock from officers, Directors or employees of the Issuer upon any such person's termination or resignation. Furthermore, upon the Approval Date, the Series A Preferred Conversion Price shall be reset to equal the lesser of (x) $.29 and (y) 50% of the average closing bid price of the Common Stock for either (i) the five (5) consecutive trading days immediately succeeding the Approval Date, (ii) the thirty (30) consecutive trading days immediately preceding the Approval Date or (iii) the five (5) consecutive trading days immediately preceding the Approval Date, whichever is lowest (such lesser price, the "Approval Price"). Additionally, upon the Approval Date, the conversion price of the


                               Page 6 of 10 Pages

A Notes and the exercise prices of the class A Warrants and the Class B Warrants shall be adjusted to equal the Approval Price. Pursuant to Section 7.31 of the Purchase Agreement, the Issuer has covenanted to keep available sufficient authorized but unissued shares of Common Stock to fulfill its obligations under the Purchase Agreement, and it appears the Issuer will need to take such actions as are necessary in order to comply with this covenant. The Reporting Persons may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         The information contained in Item 5 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

         (a) As of August 22, 1997, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by Aries Trust and Aries Domestic, may be deemed beneficially to own 16,744,828 shares or 55.0% of the Issuer's Common Stock, and Aries Domestic and Aries Trust may be deemed to beneficially own the following number of shares of Common Stock:


             Aries Domestic                                       5,860,690
             Aries Trust                                          10,884,138

             Each Reporting Person disclaims beneficial ownership of all the Common Stock other than the respective Purchased Common, if any, actually held by such Reporting Person. Of the shares of Common Stock of the Issuer that the Reporting Persons may be deemed beneficially to own, only the 28,000 shares of Series A Preferred Stock may be currently voted, which shares, which vote on an as-converted basis and are initially convertible into 5,973,334 shares of Common Stock, represent 30.3% of the outstanding vote of the stockholders of the Issuer (10.6% for Aries Domestic and 19.7% for Aries Trust).

         (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares beneficially owned by each of Aries Domestic and Aries Trust.

         (c) Other than the purchase of the Common Stock, the A Notes, the Class A Warrants and the Class B Warrants pursuant to the Purchase Agreement and the exchange of the Purchased Common for Series A Preferred Stock, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer in the past 60 days. See Item 3.

         (d) & (e)   Not applicable.


                               Page 7 of 10 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information contained in Item 6 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

         Pursuant to the Certificate of Designation for the Series A Preferred Stock, if, upon any of the closings of the Company's next offering or series of offerings of equity securities with gross proceeds in excess of $2,000,000 ("Qualified Offering"), the resulting conversion price, exercise price or effective price per share of Common Stock ("Qualified Offering Price") in such Qualified Offering is less then twice the Series A Preferred Conversion Price at such time, then the Series A Preferred Conversion Price shall be reduced at such time to equal fifty percent (50%) of such resulting Qualified Offering Price. The Series A Preferred Conversion Price is subject to certain antidilution adjustments. In addition, the Series A Preferred Conversion Price in effect immediately prior to June 30, 1998 (the "Series A Reset Date") will be adjusted and reset effective as of the Series A Reset Date if the average closing bid price per share of Common Stock for the 20 consecutive trading days immediately preceding the Series A Reset Date (the "12-Month Trading Price") is less than 140% of the then applicable Series A Preferred Conversion Price (a "Series A Reset Event"). Upon the occurrence of a Series A Reset Event, the then applicable Series A Preferred Conversion Price will be reduced to be equal to the greater of (i) the 12- Month Trading Price divided by 1.4 and (ii) 25% of the then applicable Series A Preferred Conversion Price. The Series A Preferred Conversion Price will similarly be reset in connection with any reduction in the conversion price, exercise price or effective price per share of Common Stock of the Issuer of any equity securities sold in a Qualified Offering analogous to the above described reset or, alternatively, on June 30, 1999. Unless converted earlier, the Issuer has the right at any time after the Series A Reset Date to cause the Series A Preferred Stock to be converted, in whole or in part, on a pro rata basis, into shares of Common Stock on 60 days' prior written notice, provided that the closing bid quotation for the Common Stock as reported on the NASDAQ, or on such exchange on which the Common Stock is then traded or listed, exceeds 300% of the Series A Preferred Conversion Price for 20 consecutive trading days ending three trading days prior to the date of the notice of mandatory conversion. Pursuant to the Purchase Agreement, in the event that the Issuer does not obtain the Required Shareholder Approvals (as defined in Section
7.27 of the Purchase Agreement) by September 30, 1997, each of the Aries Funds shall have the right, for a period of 10 years, at such Aries Fund's respective election (the "Non-Approval Put") (i) to require the Issuer to repurchase with cash, within two business days after request is made therefor, all or any portion of the shares of Series A Preferred Stock then owned by such Aries Fund for $140 per share tendered for such repurchase, (ii) to require the Issuer to issue A Notes, within two business days after request is made therefor, in exchange for all or any portion of the shares of Series A Preferred Stock then owned by such Aries Fund, in a principal amount of $140 per share tendered for such repurchase or (iii) any combination of the above. The Issuer and the Aries Funds have agreed to amend the exercise price of the Class B Warrants from $.5859 per share to $.46875 per share while keeping the aggregate number of shares of Common Stock initially subject to such Class B Warrants constant. Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Additionally, on June 29, 1997, the Issuer entered into a Letter of Intent with Paramount Capital, Inc. pursuant to which it is contemplated that Paramount Capital, Inc. will act as financial advisor and placement agent for the Issuer in future capital raising and other strategic transactions. Dr. Rosenwald is the sole shareholder and Mr. Weiss is a Senior Managing Director of Paramount Capital, Inc. Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Persons and any other person, with respect to any securities of the Issuer.


                               Page 8 of 10 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The information contained in Item 7 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

Exhibit A:    Agreement of Joint Filing of Schedule 13D dated as of July 9, 1997

Exhibit B:    List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C:    List of executive  officers and  directors of Aries  Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D:    List of  executive  officers  and  directors  of Aries  Trust and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit E:    Securities Purchase Agreement dated as of June 30, 1997.

Exhibit F:    Senior  Convertible  Note for  $70,000  issued to Aries  Domestic dated June 30, 1997.

Exhibit G:    Senior  Convertible Note for $130,000 issued to Aries Trust dated
              June 30, 1997.

Exhibit H:    Class A Warrant  for the  Purchase  of  959,944  shares of Common
              Stock issued to Aries Domestic dated June 30, 1997.

Exhibit I: Class A Warrant for the Purchase of 1,782,752 shares of Common Stock issued to Aries Trust dated June 30, 1997.

Exhibit J:    Class B Warrant for the  Purchase of  2,660,746  shares of Common
              Stock issued to Aries Domestic dated June, 1997.

Exhibit K:    Class B Warrant for the  Purchase of  4,941,386  shares of Common
              Stock issued to Aries Trust dated June 30, 1997.

Exhibit L:    Letter of Intent dated June 29, 1997.

Exhibit M:    Certificate of Designation for Series A Convertible Preferred
              Stock of Procept, Inc.


                               Page 9 of 10 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   September 2, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                      --------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President

                                  ARIES DOMESTIC FUND, L.P.
                                  By: Paramount Capital Asset Management, Inc.
                                      General Partner

Dated:   September 2, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                      --------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                  THE ARIES TRUST
                                  By: Paramount Capital Asset Management, Inc.
                                      Investment Manager

Dated:   September 2, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                      --------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


Dated:   September 2, 1997
         New York, NY                 /s/ Lindsay A. Rosenwald, M.D.
                                      --------------------------------
                                      Lindsay A. Rosenwald, M.D.


                              Page 10 of 10 Pages

                                   EXHIBIT E

                                          SECURITIES  PURCHASE AGREEMENT


                                            PURCHASE       AGREEMENT       (this
                           "Agreement") dated as of June 30, 1997, by and among PROCEPT, INC., a Delaware corporation (the "Company"), THE ARIES FUND, A CAYMAN ISLAND TRUST (the "Trust"), and THE ARIES DOMESTIC FUND, L.P., a Delaware limited partnership (the "Partnership") (collectively with the Trust, the "Purchasers").

         The Company desires to issue and sell to Purchasers, and Purchasers desire to purchase from the Company, 30,000 shares of Series A Convertible Preferred Stock of the Company, par value $.01 per share, stated value $100.00 per share, (the "Series A Preferred Stock") issued pursuant to a Certificate of Designations in the form attached hereto as Exhibit A (the "Certificate of Designations"), 2,742,696 Class A Warrants (the "Class A Warrants") to purchase one share of the Common Stock, par value $.01 per share, of the Company (the "Common Stock") in the form attached as Exhibit B hereto, and 7,602,132 Class B Warrants to purchase one share of the Common Stock of the Company (the "Class B Warrants," and collectively with the Class A Warrants, the "Warrants") in the form attached hereto as Exhibit C, upon and subject to the terms and conditions hereinafter set forth (the "Series A Offering"). Alternatively, in the event the Company fails to obtain approval from its stockholders of the inclusion in the Company's Certificate of Incorporation of blank check Preferred Stock on or before June 30, 1997, then, in lieu of Series A Preferred Stock, the Company desires to sell to purchasers, and purchasers desire to purchase from the Company (i) 5,973,334 (the "Alternate Offering Quantity") shares of Common Stock, (ii) the contractual rights contained in Article 9 hereof (the "Article IX Rights") and (iii) $200,000 principal amount of 12% Convertible Notes (the "A Notes") a form of which is attached hereto as Exhibit D (the sale and purchase of the Warrants, however, remaining as above) (the "Alternate Offering") (the Common Stock to be purchased pursuant to the Alternate Offering, if any, including the Common Stock issuable upon any Reset Issuance, Annual Issuance, Dilutive Issuance or Approval Issuance (as defined in Article 9), the Common Stock issuable upon conversion of the Series A Preferred Stock issuable upon exercise of the Approval Call (as defined in Article 9), and the Common Stock issuable upon conversion of the A Notes being referred to herein as the "Alternate Offering Common").

         Accordingly, in consideration of the premises and the mutual agreements contained herein, Purchasers and the Company hereby agree as follows:

         1. Purchase of Company Securities.

         1.1. Purchase and Sale of the Series A Preferred Stock and the Warrants. Subject to the terms and conditions set forth herein, the Company hereby agrees to issue and sell to Purchasers, and Purchasers, severally and not jointly, hereby agree to purchase from the Company, the Series A Preferred Stock and the Warrants (allocated amongst the Trust and the

Partnership as set forth on Exhibit E hereto), at the Closing (as such term is defined in Section 2 hereof). The aggregate purchase price for the Series A Preferred Stock and the Warrants sold pursuant to this Agreement (including any additional shares of Common Stock issuable pursuant to Section 8.6) shall be $3,000,000 (the "Purchase Price") (allocated amongst the Trust and the Partnership as set forth on Exhibit E hereto). "Operative Documents" as used herein shall mean this Agreement, the Certificate of Designations, the Warrants, the A Notes and the Letter of Intent between Paramount Capital, Inc., Procept Inc. and the Purchasers (the "Letter of Intent"). In the event that the Company fails to obtain approval from its stockholders of the inclusion in the Company's Certificate of Incorporation of blank check preferred stock on or before June 30, 1997, then the term "Series A Preferred Stock" as used herein shall mean the Alternate Offering Common and the A Notes as well as any Series A Preferred Stock issued pursuant hereto (including any Series A Preferred Stock issued upon exercise of the Approval Call).

         2. Closing. The closing of the purchase and sale of the Series A Preferred Stock and the Warrants will take place at the offices of Paramount Capital Asset Management, Inc. at 787 Seventh Avenue, New York, New York, 10019. Such closing (the "Closing") will take place at 3:00 P.M., local time, on June 30, 1997; provided that the Closing may take place at such other time, place or later date as may be mutually agreed upon by the Company and Purchasers. The date of the Closing is referred to herein as the "Closing Date." At the Closing, the Company will deliver to Purchasers the Series A Preferred Stock and the Warrants purchased as set forth in Section 1 hereof, against payment of the Purchase Price by Purchasers, by wire transfer payable to the Company. The Series A Preferred Stock and the Warrants shall be registered in Purchasers' name or the name of the nominee(s) of Purchasers in such denominations as Purchasers shall request pursuant to instructions delivered to the Company not less than one day prior to the Closing Date.

         3.. Conditions to the Obligations of Purchasers at the Closing. The obligation of Purchasers to purchase and pay for the Series A Preferred Stock and the Warrants to be purchased by Purchasers at the Closing is subject to the satisfaction on or prior to the Closing Date of the following conditions, which may only be waived by written consent of Purchasers:

         3.1 Opinion of Counsel to the Company. Purchasers shall have received from Palmer & Dodge, LLP, counsel for the Company, its opinion dated the Closing Date in the form of Exhibit F hereto.

         3.2 Representations and Warranties. All of the representations and warranties of the Company contained in this Agreement shall be true and correct at and as of the Closing Date, except to the extent of changes caused by the transactions contemplated hereby.

         3.3. Performance of Covenants. All of the covenants and agreements of the Company contained in this Agreement and required to be performed on or prior to the Closing Date shall have been performed in a manner satisfactory in all respects to Purchasers in their sole discretion.

         3.4. Legal Action. No injunction, order, investigation, claim, action or proceeding before any court or governmental body shall be pending or threatened wherein an unfavorable judgment, decree or order would restrain, impair or prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause any such transaction to be rescinded.

         3.5. Consents. The Company shall have obtained in writing or made all consents, waivers, approvals, orders, permits, licenses and authorizations of, and registrations, declarations, notices to and filings and applications with, any governmental authority or any other person or entity (including, without limitation, securityholders and creditors of the Company) required to be obtained or made in order to enable the Company to observe and comply with all its obligations under this Agreement and to consummate the transactions contemplated hereby.

         3.6. Closing Documents. The Company shall have delivered to Purchasers the following:

         (a) a certificate executed by the President or Chief Executive Officer of the Company dated the Closing Date stating that the conditions set forth in Sections 3.2 through 3.5 have been satisfied;

         (b) an incumbency certificate dated the Closing Date for the officers of the Company executing this Agreement, the shares representing the Series A Preferred Stock and the Warrants and any other documents or instruments delivered in connection with this Agreement at the Closing;

         (c) a certificate of the Secretary or Assistant Secretary of the Company, dated the Closing Date, as to the continued and valid existence of the Company, certifying the attached copy of the By-laws of the Company, the authorization of the execution, delivery and performance of this Agreement, and the resolutions adopted by the Board of Directors of the Company authorizing the actions to be taken by the Company under this Agreement;

         (d) a certificate of the Secretary of State of the State of Delaware, dated a recent date, to the effect that the Company is in good standing in the State of Delaware and that all annual reports, if any, have been filed as required and that all taxes and fees have been paid in connection therewith;

         (e) a certified copy of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware and any amendments thereto; and

         (f) such certificates, other documents and instruments as Purchasers and their counsel may reasonably request in connection with, and to effect, the transactions contemplated by this Agreement.

         3.7. Proceedings. All corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby to be consummated at the Closing and all documents incident thereto shall be satisfactory in form and substance to Purchasers.

         3.8. Due Diligence. Prior to the Closing Date, Purchasers and their counsel shall have completed their due diligence and business review of the Company, its business, assets, liabilities, corporate and legal status and intellectual property, including patents, licenses and technical processes, all of which shall be satisfactory in form and substance to each Purchaser and their counsel in each Purchaser's sole discretion.

         3.9. Closing Financial Statements; Absence of Changes. (a) The Company shall have provided to Purchasers (i) the unaudited balance sheet of the Company as of March 31, 1997, and the related unaudited statement of operations for the three-month period then ended, as well as the related unaudited statements of stockholders' equity (deficit) and cash flows for the three-month period then ended, accompanied by the unqualified certification thereon of the Chief Financial Officer or Vice President--Finance of the Company (together with any notes thereto, the "March 31 Financial Statements") and (ii) a "bring-down" certificate of the Chief Executive Officer of the Company and the Chief Financial Officer or Vice President--Finance of the Company with respect to the financial position of the Company as of the Closing Date and as to results for the period from the date of the March 31 Financial Statements to the Closing Date, in form and substance satisfactory to Purchaser and its counsel.

         (b) Except as set forth on the schedules hereto of the Company delivered to Purchaser as of the date hereof, there shall have been no material adverse change in the financial condition, operating results, employee or customer relations or prospects of, or otherwise with respect to, the Company from the date of the March 31 Financial Statements to the Closing Date.

         3.10. Schedules. The Company shall have provided to the Purchasers all schedules required pursuant to this Agreement, which schedules shall be satisfactory to Purchasers in their sole discretion.

         4. Conditions to the Obligations of the Company at the Closing. The obligation of the Company to issue and sell the Series A Preferred Stock and the Warrants to Purchasers at the Closing is subject to the satisfaction on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

         4.1. Representations and Warranties. The representations and warranties of Purchasers contained in this Agreement shall be true and correct at and as of the Closing Date.

         4.2. Legal Action. No injunction, order, investigation, claim, action or proceeding before any court or governmental body shall be pending or threatened wherein an unfavorable judgment, decree or order would restrain, impair or prevent the carrying out of this

Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause any such transaction to be rescinded.

         5. Representations and Warranties of the Company. The Company hereby represents and warrants to Purchasers as follows:

         5.1. Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority, and holds all licenses, permits and other required authorizations from governmental authorities, necessary to conduct its business as it is now being conducted or proposed to be conducted and to own or lease the properties and assets it now owns or holds under lease (except that the Company may in the future be required to obtain certain approvals of the U.S. Food and Drug Administration in connection with its business as proposed to be conducted). The Company is duly qualified or licensed and in good standing as a foreign corporation in Massachusetts and in each jurisdiction wherein the character of its properties or the nature of the activities conducted by it makes such qualification or licensing necessary.

         5.2. Charter Documents. The Company has heretofore delivered to Purchasers true, correct and complete copies of the Company's Certificate of Incorporation and By-Laws as in full force and effect on the date hereof.

         5.3. Capitalization. As of the date hereof, the Company's authorized capitalization consists solely of: 30,000,000 shares of Common Stock, of which 13,723,338 shares are presently issued and outstanding; and 7,292,637 shares of Common Stock are reserved for issuance upon the conversion or exercise of presently outstanding convertible securities, options, warrants or other rights to purchase Common Stock. As of the date hereof, the Company has no shares of treasury stock. All outstanding securities of the Company are validly issued, fully paid and nonassessable. No stockholder of the Company is entitled to any preemptive rights with respect to the purchase or sale of any securities by the Company. Except as has been set forth in Schedule 5.3 hereto, there are no outstanding options, warrants or other rights, commitments or arrangements, written or oral, to purchase or otherwise acquire any authorized but unissued shares of capital stock of the Company or any security directly or indirectly convertible into or exchangeable for any capital stock of the Company or under which any such option, warrant or convertible security may be issued in the future, and there are no voting trusts or agreements, stockholders' agreements, pledge agreements, buy-sell, rights of first offer, negotiation or refusal or proxies or similar arrangements relating to any securities of the Company to which the Company is a party, and to the best knowledge of the Company after due investigation there are no such trusts, agreement, rights, proxies or similar arrangements as to which the Company is not a party. Except as set forth on
Schedule 5.3 and as contemplated herein, none of the shares of capital stock of the Company is reserved for any purpose, and the Company is neither subject to any obligation (contingent or otherwise), nor has any option to repurchase or otherwise acquire or retire any shares of its capital stock. Schedule 5.3 sets forth (i) the number of shares of Common Stock authorized for issuance under any stock option plan of the Company; (ii) the number of shares of Common Stock as to which options under any such plan have been (a) reserved for issuance and (b) exercised; and (iii) the exercise prices for all outstanding options under any such plan. Except as set forth on Schedule 5.3, no antidilution adjustments with respect to the outstanding securities of the Company will be triggered by the issuance of the securities contemplated hereby.

         5.4 Due Authorization, Valid Issuance, Etc.. The Series A Preferred Stock has been duly authorized and, when issued in accordance with this Agreement upon the Closing Date, will be free and clear of all liens imposed by or through the Company. The Warrants have been duly authorized and, when issued in accordance with this Agreement upon the Closing Date, will be validly issued and free and clear of all liens imposed by or through the Company. The Common Stock issuable upon the conversion of the Series A Preferred Stock and upon the exercise of the Warrants has been duly authorized and reserved and, when issued in accordance with the terms and conditions thereof and this Agreement, will be validly issued, fully paid and nonassessable shares of Common Stock and will be free and clear of all liens imposed by or through the Company. The issuance, sale and delivery of the Series A Preferred Stock, the Warrants and the Common Stock issuable upon the conversion of the Series A Preferred Stock and upon the exercise of the Warrants will not be subject to any preemptive right of stockholders of the Company or to any right of first refusal or other right in favor of any person.

         5.5. Subsidiaries. The Company has no wholly or partially owned Subsidiaries (as defined in Section 9.10) and does not control, directly or indirectly, any other corporation, business trust, firm, partnership, association, joint venture, entity or organization. Except as set forth in
Schedule 5.5 the Company does not own any shares of stock, partnership interest, joint venture interest or any other security, equity or interest in any other corporation or other organization or entity.

         5.6. Authorization; No Breach. The Company has the full corporate power and authority to execute, deliver and enter into this Agreement and to perform its obligations hereunder, and the execution, delivery and performance of this Agreement, the Certificate of Designations, the Warrants and all other transactions contemplated hereby have been duly authorized by the Company, and this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms except as the enforceability hereof may be limited by (a) bankruptcy, insolvency, moratorium and similar laws affecting creditors' rights generally and (b) the availability of remedies under general equitable principles and (c) to the extent the indemnification provisions contained in section 8.5 hereof may be limited by applicable federal or state securities laws. Except as set forth on Schedule 5.6 hereto, the execution and delivery by the Company of this Agreement, the offering, sale and issuance of the Series A Preferred Stock and the Warrants pursuant to this Agreement, and the performance and fulfillment of the Company of its obligations under this Agreement, the Series A Preferred Stock and the Warrants, do not and will not
(i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, or event which, with notice or lapse of time or both, would constitute a breach of or default under, (iii) result in the creation of any lien, security interest, adverse claim, charge or encumbrance upon the capital stock or assets of the Company pursuant to, (iv) give any third party the right to accelerate any obligation under or terminate, (v) result in a violation of, (vi) result in the loss of any license, certificate, legal privilege or legal right enjoyed or possessed by the Company under, or (vii) require any authorization, consent, approval, exemption or other action by or notice to any court or administrative or governmental body pursuant to or require the consent of any other person under, the Certificate of Incorporation or By-Laws of the Company or any law, statute, rule or regulation to which the Company is subject or by which any of its properties are bound, or any agreement, instrument, order, judgment or decree to which the Company is subject or by which its properties are bound.

         5.7.  Financial  Statements and SEC Documents.  (a) Attached  hereto as
Schedule 5.7 are (i) the audited financial statements of the Company for the fiscal year ended December 31, 1996, including the balance sheet as at the end of such fiscal year and the related statements of operations, stockholders' equity (deficit) and cash flows for such fiscal year, certified by Coopers & Lybrand, L.L.P. and (ii) the March 31 Financial Statements (the financial statements referred to in clauses (i) and (ii) are referred to herein collectively as the "Financial Statements"). For purposes of this Agreement, March 31, 1997, shall be hereinafter referred to as the "Balance Sheet Date." The Financial Statements have been prepared in accordance with the books and records of the Company and generally accepted accounting principles, applied consistently with the past practices of the Company (except as otherwise noted in such Financial Statements), reflect all liabilities and obligations of the Company, as of their respective dates, and present fairly the financial position of the Company and the results of its operations as of the time and for the periods indicated therein.

         (b) The Company has made available to Purchasers a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by the Company with the Securities and Exchange Commission since January 1, 1993 (as such documents have since the time of their filing been amended, the "SEC Documents") which are all the documents (other than preliminary material) that the Company was required to file with the Securities and Exchange Commission since such date. As of their respective dates, the SEC Documents complied in all respects with the requirements of the Securities Act (as defined in Section 9.7) and/or the Exchange Act (as defined in Section 9.8) as the case may be, and the rules and regulations of the Securities and Exchange Commission thereunder applicable to such SEC Documents and none of the SEC Documents contained any untrue statement of a material fact or omitted to statement of material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply as to form in all respects with applicable accounting requirements and with the published rules and regulations of the Securities and Exchange Commission with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the Securities and Exchange Commission) and fairly present (subject, in the case of the unaudited statements, to normal, recurring audit adjustments) the financial position of the Company as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

         5.8. No Material Adverse Changes. Except as set forth on Schedule 5.8 hereto, since the Balance Sheet Date there has not at any time been (a) any material adverse change in the financial condition, operating results, business prospects, employee relations or customer relations of the Company, or (b) other adverse changes, which in the aggregate have been materially adverse to the Company.

         5.9. Absence of Certain Developments. Except as contemplated by this Agreement, and except as set forth in Schedule 5.9 hereto, since the Balance Sheet Date, the Company has not, nor will have prior to the Closing: (a) issued any securities; (b) borrowed any amount or incurred or became subject to any liabilities (absolute or contingent), other than liabilities incurred in the ordinary course of business and liabilities under contracts entered into in the ordinary course of business, none of which are or shall be material and which are less than $25,000; (c) discharged or satisfied any lien, adverse claim or encumbrance or paid any obligation or liability (absolute or contingent), other than current liabilities paid in the ordinary course of business; (d) declared or made any payment or distribution of cash or other property to the stockholders of the Company with respect to the Common Stock or purchased or redeemed any shares of Common Stock; (e) mortgaged, pledged or subjected to any lien, adverse claim, charge or any other encumbrance, any of its properties or assets, except for liens for taxes not yet due and payable; (f) sold, assigned or transferred any of its assets, tangible or intangible, except in the ordinary course of business and in an amount less than $25,000, or disclosed to any person, firm or entity not party to a confidentiality agreement with the Company any proprietary confidential information; (g) suffered any extraordinary losses or waived any rights of material value; (h) made any capital expenditures or commitments therefor; (i) entered into any other transaction other than in the ordinary course of business in an amount less than $25,000 or entered into any material transaction, whether or not in the ordinary course of business; (j) made any charitable contributions or pledges; (k) suffered damages, destruction or casualty loss, whether or not covered by insurance, affecting any of the properties or assets of the Company or any other properties or assets of the Company which could have a material adverse effect on the business or operations of the Company; (l) made any change in the nature or operations of the business of the Company; or (m) resolved or entered into any agreement or understanding with respect to any of the foregoing.

         5.10. Properties. The Company has good and marketable title to all of the real property and good title to all of the personal property and assets it purports to own, including those reflected as owned on the Company Balance Sheet or acquired thereafter, and a good and valid leasehold interest in all property indicated as leased on the Company Balance Sheet, whether such property is real or personal, free and clear of all liens, adverse claims, charges, encumbrances or restrictions of any nature whatsoever, except (a) such as are reflected on the Company Balance Sheet or described in Schedule 5.10 hereto and (b) for receivables and charges collected in the ordinary course of business. Except as disclosed in Schedule 5.10 hereto, the Company owns or leases all such properties as are necessary to its operations as now conducted and as presently proposed to be conducted and all such properties are, in all material respects, in good operating condition and repair.

         5.11. Taxes. Except as referred to in Schedule 5.11 hereto, the Company has timely filed all federal, state, local and foreign tax returns and reports required to be filed, and all taxes, fees, assessments and governmental charges of any nature shown by such returns and reports to be due and payable have been timely paid except for those amounts being contested in good faith and for which appropriate amounts have been reserved in accordance with generally accepted accounting principles and are reflected on the Company Balance Sheet. There is no tax deficiency which has been, or, to the knowledge of the Company might be, asserted against the Company which would adversely affect the business or operations, or proposed business or operations, of the Company. All such tax returns and reports were prepared in accordance with the relevant rules and regulations of each taxing authority having jurisdiction over the Company and are true and correct. The Company has neither given nor been requested to give any waiver of any statute of limitations relating to the payment of federal, state, local or foreign taxes. The Company has not been, nor is it now being, audited by any federal, state, local or foreign tax authorities. The Company has made all required deposits for taxes applicable to the current tax year. The Company is not, and has never been, a member of any "affiliated group" within the meaning of Section 1504 of the Internal Revenue Code, as in effect from time to time.

         5.12. Litigation. Except as set forth on Schedule 5.12 hereto, there are no actions, suits, proceedings, orders, investigations or claims pending or, to the Company's knowledge, threatened against or affecting the Company, at law or in equity or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality; there are no arbitration proceedings pending under collective bargaining agreements or otherwise; and, to the knowledge of the Company, there is no basis for any of the foregoing.

         5.13. Compliance with Law. The Company has complied in all respects with all applicable statutes and regulations of the United States and of all states, municipalities and applicable agencies and foreign jurisdictions or bodies in respect of the conduct of its business and operations and benefit plans, and the failure, if any, by the Company to have fully complied with any such statute or regulation does not and will not materially adversely affect the business, operations or financial condition of the Company.

         5.14. Trademarks and Patents. Schedule 5.14 annexed hereto contains a true, complete and correct list of all trademarks, trade names, patents and copyrights (and applications therefor) if any, heretofore or presently owned or licensed or used or required to be used by the Company in connection with its business; and, except as set forth on Schedule 5.14, each such trademark, trade name, patent and copyright (and application therefor) listed in Schedule 5.14 as being owned by the Company is not subject to any license, royalty arrangement, option or dispute and is free and clear of all liens. To the best knowledge of the Company, none of the trademarks, trade names, patents or copyrights used by the Company in connection with its business infringe any trademark, trade name, patent or copyright of others in the United States or in any other country, in any way which adversely affects or which in the future may adversely affect the business or operations of the Company. Except as set forth in Schedule 5.14, no stockholder, officer or director of the Company or any other person owns or has any interest in any trademark, trade name, service mark, patent, copyright or application therefor, or trade secret, licenses, invention, information or proprietary right or process, if any, used by the Company in connection with its business. The Company has no notice or knowledge of any objection or claim being asserted by any person with respect to the ownership, validity enforceability or use of any such trademarks, trade names, patents and copyrights (and applications therefor) listed on Schedule 5.14 or challenging or questioning the validity or effectiveness of any license relating thereto. There are no unresolved conflicts with, or pending claims of, any other person, whether in litigation or otherwise, involving the trademarks, trade names, patents and copyrights (and applications therefor), and there are no liens, encumbrances, adverse claims, or rights of any other person which would prevent the Company from fulfilling its obligations under this Agreement. To the best knowledge of the Company, the business of the Company, as presently conducted and as proposed to be conducted does not and will not cause the Company to violate any trademark, trade name, patent, copyright, trade secret, license or proprietary interest of any other person or entity, in any way which adversely affects or which in the future may adversely affect the business or operations of the Company. Except as disclosed in Schedule 5.14 hereto, the Company possesses all proprietary technology necessary for the conduct of business by the Company, both as presently conducted and as presently proposed to be conducted.

         5.15. Insurance. Schedule 5.15 annexed hereto contains a brief description of each insurance policy maintained by the Company with respect to its properties, assets and business; each such policy is in full force and effect; and the Company is not in default with respect to its obligations under any of such insurance policies. The insurance coverage of the Company is in amounts not less than is customarily maintained by corporations engaged in the same or similar business and similarly situated, including, without limitation, insurance against loss, damage, fire, theft, public liability and other risks. The activities and operations of the Company have been conducted in a manner so as to conform to all applicable provisions of these insurance policies and the Company has not taken or failed to take any action which would cause any such insurance policy to lapse.

         5.16. Agreements. Except as set forth in Schedule 5.16 hereto, the Company is neither a party to nor bound by any agreement or commitment, written or oral, which obligates the Company to make payments to any person, or which obligates any person to make payments to the Company, in the case of each such agreement in an amount exceeding $75,000 in the aggregate, or which is otherwise material to the conduct and operation of the Company's business or proposed business or any of its properties or assets, including, without limitation, all shareholder, employment, non-competition and consulting agreements and employee benefit plans and arrangements and collective bargaining agreements to which the Company is a party or by which it is bound. All such agreements are legal, valid and binding obligations of the Company, in full force and effect, and enforceable in accordance with their respective terms, except as the enforceability thereof may be limited by (a) bankruptcy, insolvency, moratorium, and similar laws affecting creditors' rights generally and (b) the availability of remedies under general equitable principles. The Company has performed all obligations required to be performed by it, and is not in default, or in receipt of any claim, under any such agreement or commitment, and the Company has no present expectation or intention of not fully performing all of such obligations, nor does the Company have any knowledge of any breach or anticipated breach by the other parties to any such agreement or commitment. The Company is not a party to any contract, agreement, instrument or understanding which materially adversely affects the business, properties, operations, assets or condition (financial or otherwise) of the Company. Purchasers have been furnished with, or the Company has made available for the Purchaser's review, a true and correct copy of each written agreement referred to in Schedule 5.16, together with all amendments, waivers or other changes thereto.

         5.17. Undisclosed Liabilities. Except as set forth on Schedule 5.17 hereto, the Company has no obligation or liability (whether accrued, absolute, contingent, unliquidated, or otherwise, whether or not known to the Company, whether due or to become due) arising out of transactions entered into at or prior to the Closing of this Agreement, or any action or inaction at or prior to the Closing of this Agreement, or any state of facts existing at or prior to the Closing of this Agreement, except (a) liabilities reflected on the Company Balance Sheet; (b) liabilities in an amount less than $25,000 incurred in the ordinary course of business since the Balance Sheet Date (none of which is a liability for breach of contract, breach of warranty, torts, infringements, claims or lawsuits); and (c) liabilities or obligations disclosed in the schedules hereto.

         5.18. Employees; Conflicting Agreements. (a) The Company shall cause all members of management and all professional employees of and consultants and advisors to the Company, including all employees and consultants and advisors involved in its research and development, to be subject to agreements with respect to (i) nondisclosure of confidential information, (ii) assignment of patents, trademarks, copyrights and proprietary rights to the Company and (iii) disclosure to the Company of inventions.

         (b) Except as set forth on Schedule 5.18, to the best of the Company's knowledge, no stockholder, director, officer or key employee of the Company is a party to or bound by any agreement, contract or commitment, or subject to any restrictions in connection with any previous or current employment of any such person, which adversely affects, or which in the future may adversely affect, the business or the proposed business of the Company or the rights of Purchasers under this Agreement and in respect of its rights as a holder of the Series A Preferred Stock and the Warrants.

         5.19. Disclosure. Neither this Agreement nor any of the schedules, exhibits, written statements, documents or certificates prepared or supplied by the Company with respect to the transactions contemplated hereby contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under which made. Except as disclosed in Schedule 5.19 hereto, there exists no fact or circumstance which, to the knowledge of the Company upon due inquiry, materially adversely affects, or which could reasonably be anticipated to have a material adverse effect on, the existing or expected financial condition, operating results, assets, customer relations, employee relations or business prospects of the Company.

         5.20.  Compliance  with the  Securities  Laws.  Except  as set forth on
Schedule 5.20 hereto, neither the Company nor anyone acting on its behalf has directly or indirectly offered the Series A Preferred Stock or the Warrants or any part thereof or any similar security of the Company (or any other securities convertible or exchangeable for the Series A Preferred Stock and the Warrants or any similar security), for sale to, or solicited any offer to buy the same from, anyone other than Purchasers. Assuming the accuracy and truth of each of the Purchasers' representations set forth in Section 6 of this Agreement, all securities of the Company heretofore sold and issued by it were sold and issued, and the Series A Preferred Stock and the Warrants were offered and will be sold and issued, in compliance with all applicable federal and state securities laws.

         5.21. Brokers. Except as set forth on Schedule 5.21, no finder, investment banker, broker, agent, financial person or other intermediary has acted on behalf of the Company in connection with the offering of the Series A Preferred Stock and the Warrants or the consummation of this Agreement or any of the transactions contemplated hereby and none of the foregoing are entitled to any compensation or success fee in connection therewith.

         5.22. Transactions with Affiliates. Except as set forth in Schedule 5.22, no director, officer, employee, consultant or agent of the Company, or member of the family of any such person or any corporation, partnership, trust or other entity in which any such person, or any member of the family of any such person, has a substantial interest in or is an officer, director, trustee, partner or holder of more than 5% of the outstanding capital stock thereof, is a party to any transaction with the Company, including any contract, agreement or other arrangement providing for the employment of, furnishing of services by or requiring payments to any such person or firm.

         5.23. Environmental Matters (a) The Company and all properties owned, operated or leased by the Company have obtained and currently maintain all environmental permits required for their business and operations and are in compliance with all such environmental permits; (ii) there are no legal proceedings pending nor, to the best knowledge of the Company, threatened to modify or revoke any such environmental permits; and (iii) neither Company nor any property owned, operated or leased by the Company has received any notice from any source that there is lacking any environmental permit required for the current use or operation of the business of the Company, or any property owned, operated or leased by the Company.

         (b) Except as set forth in Schedule 5.23 hereto, (i) all real property owned, operated or leased by the Company, and, to the best knowledge of the Company, all property adjacent to such properties, are free from contamination by any hazardous material; and the

Company is not subject to environmental costs and liabilities with respect to hazardous materials, and no facts or circumstances exist which could give rise to environmental costs and liabilities with respect to hazardous materials.

         (c) Except as set forth in Schedule 5.23 hereto, there is not now, nor has there been in the past, on, in, or under any real property owned, leased, or operated by the Company, or by any of its predecessors (i) any asbestos-containing materials, (ii) any underground storage tanks, (iii) above-ground storage tanks, (iv) impoundments, (v) poly-chlorinated biphenyls or
(vi) radioactive substances.


         (d) The Company has provided or made available to the Purchasers drafts and final versions of all environmental site assessments (including, but not limited to Phase I and Phase II reports), risk management studies and internal environmental audits that have been conducted by or on behalf of the Company ("Environmental Studies"), with respect to any real property that now or in the past has been owned, operated or leased by the Company, or any of its predecessors.

         (e) Except as set forth in Schedule 5.23 hereto, the Company and all properties owned, operated or leased by the Company are in compliance with environmental law.

         (f) Except as set forth in Schedule 5.23 hereto, neither the Company nor any property owned, leased or operated by the Company has received or been issued any written request for information, or has been notified that it is a potentially responsible party under the environmental laws with respect to any on-site or off-site for which environmental costs and liabilities are asserted.

         6. Representations and Warranties of Purchasers. Purchasers hereby severally and not jointly represent and warrant to the Company as follows:

         6.1. Investment Intent. Each of the Purchasers is an "accredited investor" within the meaning of Regulation D under the Securities Act. Each of the Purchasers has experience in making investments in development stage biotechnology companies and is acquiring the Series A Preferred Stock and the Warrants for its own account and not with a present view to, or for sale in connection with, any distribution thereof in violation of the registration requirements of the Securities Act. Purchasers consent to the placing of a legend on the certificates representing the Series A Preferred Stock and the Warrants to the effect that the shares of Common Stock issuable upon exercise or conversion, as the case may be, of the Warrants, and the Series A Preferred Stock have not been registered under the Securities Act and may not be transferred except in accordance with applicable securities laws or an exception therefrom. Each of the Purchasers acknowledges that it has reviewed the Company's Form 10-K for the year ended December 31, 1996.

         6.2. Authorization. Each of the Purchasers has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder, having obtained all required consents, if any, and this Agreement, when executed and delivered, will constitute a legal valid and binding obligation of such Purchaser.

         6.3. Brokers. No finder, broker, agent, financial person or other intermediary has acted on behalf of Purchasers in connection with the offering of the Series A Preferred Stock and the Warrants or the consummation of this Agreement or any of the transactions contemplated hereby.

         7. Covenants of the Company. So long as the Purchasers, Paramount Capital, Inc. and their affiliates, in the aggregate, beneficially own (taking into account shares issuable upon conversion or exercise of other securities held by them) at least five percent (5%) of the outstanding shares of any class or classes (however designated) of capital stock entitled to vote generally in the election of members of the Board of Directors (the "Voting Shares"), the Company covenants and agrees with Purchasers as follows:

         7.1. Books and Accounts. The Company will: (a) make and keep books, records and accounts, which, in reasonable detail, accurately and fairly reflect its transactions, including without limitation, dispositions of its assets; and
(b) devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and in accordance with the Company's past practices or any other criteria applicable to such statements, and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

         7.2. Periodic Reports. (a) The Company will furnish to Purchasers as soon as practicable, and in any event within 90 days after the end of each fiscal year of the Company (commencing with the fiscal year ended December 31,
1997), an annual report of the Company, including a balance sheet as at the end of such fiscal year and statement of operations, stockholders' equity (deficit) and cash flows for such fiscal year, together with the related notes thereto, setting forth in each case in comparative form corresponding figures for the preceding fiscal year, all of which will be correct and complete and will present fairly the financial position of the Company and the results of its operations and changes in its financial position as of the time and for the period then ended. Such financial statements shall be accompanied by an unqualified report (other than qualifications contingent upon the Company's ability to obtain additional financing), in form and substance reasonably satisfactory to Purchasers, of independent public accountants reasonably satisfactory to Purchasers to the effect that such financial statements have been prepared in accordance with the books and records of the Company and generally accepted accounting principles applied on a basis consistent with prior years (except as otherwise specified in such report), and present fairly the financial position of the Company and the results of its operations and changes in their financial position as of the time and for the period then ended. The Company will use its best efforts to conduct its business so that such report of the independent public accountants will not contain any qualifications as to the scope of the audit, the continuance of the Company, or with respect to the Company's compliance with generally accepted accounting principles consistently applied, except for changes in methods of accounting in which such accountants concur.

         (b) The Company will furnish to Purchasers, as soon as practicable and in any event within 45 days after the end of each of the first three fiscal quarters of the Company during each fiscal year, a quarterly report of the Company consisting of an unaudited balance sheet as at the end of such quarter and an unaudited statement of operations, stockholders' equity (deficit) and cash flows for such quarter and the portion of the fiscal year then ended, setting forth in each case in comparative form corresponding figures for the preceding fiscal year. All such reports shall be certified by the Chief Financial Officer or Vice President--Finance of the Company to be correct and complete, to present fairly the financial position of the Company and the consolidated results of its operations and changes in its financial position as of the time and for the period then ended and to have been prepared in accordance with generally accepted accounting principles.


         (c) The Company shall furnish to Purchasers, within 30 days after the end of each calendar month, an unaudited balance sheet of the Company as of the end of such month and the related unaudited statement of operations, stockholders' equity (deficit) and cash flows for such month and for the fiscal year to date, setting forth in each case in comparative form the corresponding figures for the budget for the current fiscal year, or such other financial information as otherwise agreed to by the parties hereto. All such statements shall be certified by the Chief Financial Officer or Vice President--Finance of the Company to the effect that such statements fairly present the financial condition of the Company as of the dates shown and the results of its operations for the periods then ended and that such statements have been prepared in conformity with generally accepted accounting principles consistently applied except for normal, recurring, year-end audit adjustments and the absence of footnotes.

         (d) Commencing with the Company's fiscal year commencing January 1, 1997, the Company shall furnish to Purchasers, as soon as practicable and in any event not less than sixty (60) days prior to the end of each fiscal year of the Company, (i) an annual operating budget for the Company, for the succeeding fiscal year, containing projections of profit and loss, cash flow and ending balance sheets for each month of such fiscal year and (ii) a business plan for the Company as specified in Section 7.18. The Company shall furnish to Purchasers at least thirty (30) days prior to the date the Board of Directors is scheduled to approve the annual operating budget and business plan referred to above, such operating budget and business plan as proposed to be approved by the Board of Directors. Promptly upon preparation thereof, the Company shall furnish to Purchasers any other operating budgets or business plans that the Company may prepare and any revisions or modifications of such previously furnished budgets or business plans.

         (e) The annual statements and quarterly statements furnished pursuant to Sections 7.2(a) and (b) shall include a narrative discussion prepared by the Company describing the business operations of the Company during the period covered by such statements. The monthly statements furnished pursuant to Section 7.02(c) shall be accompanied by a statement describing any material events, transactions or deviations from the Company's Business Plan (as defined below) contemplated by Section 7.18 and containing an explanation of the causes and circumstances thereof.

         7.3. Certificates of Compliance. The Company covenants that promptly after the occurrence of any default hereunder or any default under or breach of any material agreement, or any other material adverse event or circumstance affecting the Company, it will deliver to Purchasers an Officers' Certificate specifying in reasonable detail the nature and period of existence thereof, and what actions the Company has taken and proposes to take with respect thereto.

         7.4. Other Reports and Inspection. (a) The Company will furnish to Purchasers (a) as soon as practicable after issuance, copies of any financial statements or reports prepared by the Company for, or otherwise furnished to, its stockholders or the Securities and Exchange Commission and (b) promptly, such other documents, reports and financial data as Purchasers may reasonably request. In addition the Company will, upon prior notice, make available to Purchasers or its representatives or designees (a) all assets, properties and business records of the Company for inspection and/or copying and (b) the directors, officers and employees of the Company for interviews concerning the business, affairs and finances of the Company.

         7.5. Insurance. The Company will at all times maintain valid policies of worker's compensation and such other insurance with respect to its properties and business of the kinds and in amounts not less than is customarily maintained by corporations engaged in the same or similar business and similarly situated, including, without limitation, insurance against fire, loss, damage, theft, public liability and other risks. The activities and operations of the Company shall be conducted in a manner to as to conform in all material respects to all applicable provisions of such policies.

         7.6. Use of Proceeds; Restriction on Payments. The Company shall use the net proceeds from the sale of the Series A Preferred Stock and Warrants to bridge its working capital needs through such time as it can consummate an offering of its securities. The Company covenants and agrees that it will not, without the prior written consents of the Purchasers, directly or indirectly use any of the proceeds to (i) repay any indebtedness of the Company, including but not limited to any indebtedness to officers, employees, directors or principal stockholders of the Company, but excluding accounts payable incurred in the ordinary course of business or (ii) redeem, repurchase or otherwise acquire any equity security of the Company, without the prior written consents of the Purchasers. Notwithstanding the foregoing, the Company shall not make any payments before August 15 to any parties that exceed $25,000

(or, after August 15, that exceed $50,000) without the prior written consents of the Partnership and the Trust.

         7.7. Material Changes. The Company will promptly notify Purchasers of any material adverse change in the business, properties, assets or condition, financial or otherwise, of the Company, or any other material adverse event or circumstance affecting the Company, and of any litigation or governmental proceeding pending or, to the knowledge of the Company, threatened against the Company or against any director or officer of the Company.

         7.8.  Transactions  with  Affiliates.  Except as disclosed as Schedules
5.16 and 5.22 and, for the transactions contemplated by this Agreement, the Company shall not (a) engage in any transaction with, (b) make any loans to, nor
(c) enter into any contract,  agreement or other  arrangement  (i) providing for
(x) the employment of, (y) the furnishing of services by, or (z) the rental of real or personal property from, or (ii) otherwise requiring payments to, any officer, director or key employee of the Company or any relative of such persons or any other "affiliate" or "associate" of such persons (as such terms are defined in the rules and regulations promulgated under the Securities Act), without the prior written approval of the Partnership and the Trust.

         7.9. Corporate Existence, Licenses and Permits; Maintenance of Properties; New Businesses. The Company will at all times conduct its business in the ordinary course and cause to be done all things necessary to maintain, preserve and renew its existence and will preserve and keep in force and effect, all licenses, permits and authorizations necessary to the conduct of its and their respective businesses. The Company will also maintain and keep its properties in good repair, working order and condition, and from time to time, to make all needful and proper repairs, renewals and replacements, so that the business carried on in connection therewith may be properly conducted at all times.

         7.10. Other Material Obligations. The Company will comply with, (a) all material obligations which it is subject to, or becomes subject to, pursuant to any contract or agreement, whether oral or written, as such obligations are required to be observed or performed, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and the Company has set aside on its books adequate reserves with respect thereto, and (b) all applicable laws, rules, and regulations of all governmental authorities, the violation of which could have a material adverse effect upon the business of the Company.

         7.11. Amendment to the Certificate of Incorporation and the By-Laws. The Company will perform and be in compliance with and observe all of the provisions set forth in its Certificate of Incorporation and By-Laws to the extent that the performance of such obligations is legally permissible; provided that the fact that performance is not legally permissible will not prevent such nonperformance from constituting an event of default under this Agreement. The Company will not amend its Certificate of Incorporation or By-Laws or any Certificate of Designations for any other series of Preferred Stock of the Company so as adversely to affect the rights of Purchasers under this Agreement, the Certificate of Incorporation, the By-Laws, the Warrants or the Certificate of Designations.

         7.12. Merger; Sale of Assets. The Company will not become a party to any merger, consolidation or reorganization, or sell, lease, license, sublicense or otherwise dispose of all or substantially all of its assets, without the prior approval of Purchasers.

         7.13. Acquisition. The Company will not acquire any interest in any business from any person, firm or entity (whether by a purchase of assets, purchase of stock, merger or otherwise) without the prior approval of Purchasers.

         7.14. Dividends; Distributions; Repurchases of Common Stock; Treasury Stock. The Company shall not declare or pay any dividends on, or make any other distribution with respect to, its capital stock, whether now or hereafter outstanding, or purchase, acquire, redeem or retire any shares of its capital stock, without the consent of Purchasers, provided, however, the foregoing shall not prohibit the Company from repurchasing any shares of its Common Stock from any present or former officer, Director or employee of the Company upon a termination or resignation of such person from the Company.

         7.15. Consents and Waivers. (a) Except as set forth on Schedule 7.15, the Company has obtained all consents and waivers needed to enable it to perform all of its obligations under this Agreement and the transactions contemplated hereby.

         (b) Except as set forth on Schedule 7.15, the Company has obtained from all holders of options, warrants and other securities of the Company having any right of first refusal, offer, sale, negotiation or similar rights or antidilution or other rights to have the terms (including, without limitation, conversion or exercise prices or rates) of such instruments adjusted by virtue of the purchase and sale of the Series A Preferred Stock and the Warrants or the other transactions contemplated by this Agreement, a written waiver in form and substance satisfactory to Purchasers and their counsel.

         7.16. Taxes and Liens. The Company will duly pay and discharge when payable, all taxes, assessments and governmental charges imposed upon or against the Company or its properties, or any part thereof or upon the income or profits therefrom, in each case before the same become delinquent and before penalties accrue thereon, as well as all claims for labor, materials or supplies which if unpaid might by law become a lien upon any of its property, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and the Company has set aside on its books adequate reserves with respect thereto.

         7.17. Restrictive Agreement. The Company covenants and agrees that subsequent to the Closing, it will not be a party to any agreement or instrument which by its terms would restrict the Company's performance of its obligations pursuant to this Agreement, the Certificate of Incorporation, By-laws, the Warrants or the Series A Preferred Stock.

         7.18. Business Plan. Commencing with the Company's fiscal year commencing January 1, 1997, the Company's Chief Financial Officer or Vice President--Finance shall prepare or have prepared and submit to the Board of Directors not less than 60 days prior to the beginning of each fiscal year of the Company, an updated business plan (the "Business Plan") for such year which shall set forth the Company's product development, marketing and servicing plans, capital expenditures and expense budgets and shall encompass a statement of long range strategy over a five-year period and short-range tactics over a two-year period. The Business Plan shall specify quantitative and qualitative goals for the Company and relate the attainment of those goals to the Company's strategic objectives.

         7.19. Director and Observer. (a) For a period of five years after the Closing Date, the Partnership and the Trust shall be entitled to nominate a majority of the voting members of the Board of Directors of the Company provided, however, that, to the extent such right would cause the Company to violate Rule 4460(i) of the National Association of Securities Dealers' Marketplace Rules, the Partnership and the Trust shall not elect such number of directors as would violate such rule until the earlier of (1) the date of approval by the stockholders of the Company of the transactions contemplated herein and in the Letter of Intent, (2) the date that Rule 4460(i) no longer applies to such transactions and (3) September 30, 1997. Notwithstanding the foregoing, the Purchasers shall immediately, and during the entirety of such five (5) year period, have the right to appoint at least three designees to the Board of Directors. If necessary, the Directors of the Company will elect each such person to the Board of Directors of the Company by creating a new position on the Board of Directors promptly following such person's nomination by Purchasers and shall nominate such person for election in connection with any stockholder vote for Directors, and the Company will use its best efforts to ensure that the stockholders of the Company vote all their voting securities in favor of such person's election. The Company agrees to vote all voting securities for which the Company holds proxies, granting it voting discretion, or is otherwise entitled to vote, in favor of, and to use its best efforts in all respect to cause, the election of each such individual proposed by the Partnership and the Trust. In the event that a vacancy is created on the Board of Directors at any time by the death, disability, resignation or removal (with or without cause) of any such individual proposed and nominated by the Partnership and the Trust, pursuant to this Agreement, the Company will, and will use its best efforts to ensure that the stockholders of the Company, vote all voting securities to elect each individual proposed by the Partnership and the Trust and approved by the Company and nominated for election by the Partnership and the Trusts to fill such vacancy and serve as a voting Director.

         (b) In addition to the rights set forth in Section 7.19(a), from and after the Closing Date, until such time as Purchasers or their affiliates shall not beneficially own any securities of the Company, the Partnership and the Trust shall be entitled to designate nonvoting observers who shall be entitled to attend all meetings of the Board of Directors and any of its committees and who shall be provided (i) reasonable prior notice of all meetings of the Board of Directors and any of its committees, (ii) reasonable prior notice of any action that the Board of Directors or any of its committees may take by written consent, (iii) promptly delivered copies of all minutes and other records of action by, and all written information furnished to, the Board of Directors or any of its committees and (iv) any other information requested by such observer which a member of the Board of Directors would be entitled to request to discharge his or her duties. Such observers shall be entitled to the same rights to reimbursement for the expense of attendance at meeting as any outside Director.

         (c) If the Partnership and the Trust give notice to the Company that the Partnership and the Trust desire to remove a Director proposed by the Partnership and the Trust pursuant to this Agreement, the Company shall, and shall use its best efforts to ensure that the stockholders of the Company shall, vote all voting securities in favor of removing such Director if a vote of holders of such securities shall be required to remove the Director, and the Company agrees to take any action necessary to facilitate such removal.

         (d) Each Director nominated by the Partnership and the Trust shall be entitled to the same type and an amount of compensation at least equal to the highest amount payable to any other Director for serving in such capacity.

         (e) The Company shall take all steps necessary to limit the size of the Board to no greater than seven members or such fewer number as designated by the Partnership, and the Trust.

         (f) Concurrently with the Closing Date, if requested by the Partnership and the Trust, the Company shall have voted to appoint the initial Directors nominated by the Partnership and the Trust, to its Board of Directors subject only to such individuals' acceptance of such appointment in accordance with the provisions of this Section 7.19, which individuals shall be identified in writing to the Company by such time.

         (g) At any time that a designee or designees of the Partnership and the Trust serve on the Company's Board of Directors, the Partnership and the Trust shall be entitled to representation on any committee of the Board of Directors proportionate with their representation on the Board as a whole.

         7.20. Board of Directors. (a) The Company shall promptly reimburse each director or observer of the Company designated by the Partnership and the Trust who is not an employee of the Company for all of his reasonable expenses incurred in attending each meeting of the Board of Directors of the Company or any committee thereof.

         (b) The Company shall at all times maintain provisions in its By-laws and/or Certificate of Incorporation indemnifying all directors against liability and absolving all directors from liability to the Company and its stockholders to the maximum extent permitted under the laws of the State of Delaware.

         (c) The By-laws of the Company shall always contain provisions consistent with the provisions of this Section 7.20 except to the extent this
Section 7.20 deals with the possible observer.

         (d) For so long as any designee of Purchasers is a director of the Company, the Company shall procure and maintain Director and Officer Liability Insurance covering such designees with a coverage amount and other terms acceptable to each of the Purchasers with a reputable insurance carrier. In addition, the Company shall enter into an indemnification agreement, in form and substance satisfactory to the Purchasers, with each such designee.

         7.21. No Subsidiaries. The Company will not create or acquire any entity that would be a Subsidiary (as defined in Section 10.10) without the Purchasers' prior written consents.

         7.22. Publicity. (a) The Company shall not issue any press release, make any other public announcement with respect to this Agreement or the transactions contemplated hereby, hold any press conference nor engage in any other publicity without obtaining the prior written approval of Purchasers, except as may be required by law or the regulations of any securities exchange or the Nasdaq Stock Market.

         (b) The Company shall not disclose or use the names, identity, addresses or any other information regarding each of the Purchasers or any of its officers, directors, employees, shareholders, nominees and/or designees without such Purchaser's prior written consent; provided, however, each of the names of Purchasers (but not its addresses) may be disclosed in the Shelf Registration Statement.

         (c) After the Closing Date, upon request of the Partnership and the Trust, the Company shall cause, at its sole expense, the immediate publication of a "tombstone" advertisement in the Wall Street Journal (National Edition) announcing the consummation of this Agreement and the transactions contemplated herein, the exact form and substance of which shall be mutually agreed upon by the Company and the Partnership and the Trust.

         7.23. Restriction on Securities. (a) During the 18 months following the Closing Date, the Company shall not without prior written consent of the Partnership and the Trust, issue, offer or sell any of its equity or debt securities (including, without limitation, any securities convertible into or exercisable for such securities); provided that the Company may issue shares of Common Stock upon conversion or exercise of the Company's outstanding securities and pursuant to exercise of options under any stock option plan of the Company in accordance with the terms of such plan (it being agreed that the issuance of any additional options under such plan may be effected only with the prior written consent of the Purchasers); provided, further, that the Company, with the consents of the Partnership and the Trust, may issue options under the Company's Non-Employee Director Stock Option Plan and shares of Common Stock under the Company's 1993 Stock Purchase Plan in accordance with the terms of such plans which will not be amended without the consent of the Partnership and the Trust); provided, further, that this Section 7.23 shall not apply to the offerings to be conducted by the Company with Paramount Capital, Inc. acting as placement agent as contemplated in the Letter of Intent (all such exccepted Common Stock, the "7.23 Exceptions"). During the 36-months following the Closing Date, the Company shall not, without the prior written consents of the

Purchasers, offer or sell any of its debt or equity securities in reliance on Regulation S of the Securities Act. During the 36-month period following the Closing Date, the Company will not extend the expiration date nor lower the exercise price of any options or warrants, or take any similar action with respect to any convertible securities of the Company, without the prior written consent of the Partnership and the Trust.

         (b) Prior to the Closing Date, the Company shall obtain the written agreement of all executive officers and directors of the Company (and shall use its best efforts to obtain a written agreement from all 5% or greater
stockholders  of  the  Company,   calculated  without  including  any  issuances
contemplated by this Agreement) to "lock-up" all of the shares of Common Stock owned by each of them at any time until 24 months following the Closing Date, and to agree not to directly or indirectly, issue, agree or offer to sell, grant an option for the purchase or sale, assign, sell, contract to sell, sell "short" or "short against the box" (as those terms are generally understood), pledge, hypothecate, distribute or otherwise encumber or dispose of, any such shares (including options, rights, warrants or other securities convertible into, exchangeable, exercisable for or evidencing any right to purchase or subscribe for shares of capital stock of the Company (whether or not beneficially owned by the undersigned) or any beneficial interest therein of any shares of the Common Stock, all in form and substance satisfactory to the Partnership and the Trust and their counsel.

         (c) The Company shall not, directly or indirectly, through any officer, director, agent or otherwise, initiate, solicit, encourage, negotiate or discuss with any third party (including by way of furnishing non-public information concerning the Company or its businesses, assets or properties), nor take any other action to facilitate any inquiries with respect to the making of, any proposal that constitutes or may reasonably be expected to lead to, a Competing Transaction (as defined below), provided, however, that the foregoing prohibitions shall terminate either (x) on the date that is 210 days after the Closing Date if the Company does not proceed with the Series B Offering or (y) upon the final closing date of the Series B Offering if the Company does proceed with the Series B Offering. "Competing Transaction" shall mean any proposal with respect to (a) a possible public or private offering or placement of its securities, (b) a recapitalization, merger or other business combination involving the Company or any of its subsidiaries or (c) the acquisition of a substantial portion of the assets of the Company. Notwithstanding the foregoing, nothing shall prohibit the Board of Directors of the Company from (i) furnishing information to, or entering into discussions or negotiations with any person or entity that makes an unsolicited proposal with respect to a Competing Transaction, if, and only to the extent that, (A) the Board of the Directors of the Company, after consultation with and based upon the written advice of independent legal counsel, determines in good faith that such action is necessary for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under applicable law, but only in response to a written, bona fide proposal with respect to a Competing Transaction that the Board of Directors of the Company, after consultation with its financial advisors, determines is financially superior to the Company, than the Series A and Series B Offerings and related transactions (considered together as a complete transaction), taking into account the ability of the party making such proposal to finance such proposal and such party's ability to obtain any required regulatory and third party approvals for such Competing Transaction (a "Superior Proposal") and (B) the Company, prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity (x) provides notice to Paramount Capital, Inc. and the Purchasers to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity and
(y) receives from such person or entity an executed confidentiality agreement in reasonably customary form; or (ii) complying with its obligations, if any, under applicable law to disclose the existence and terms of any proposal for a Competing Transaction.

         7.24. Restriction on Liens. The Company shall not create or permit the imposition of any liens on any of its assets from and after the Closing Date without the prior written consents of the Purchasers.

         7.25. Restrictions on Indebtedness. The Company shall not, without the prior written consent of the Purchasers, incur, create, assume nor suffer to exist any indebtedness (including but not limited to any indebtedness to current executive officers, employees, directors or principal stockholders of the Company, but excluding (x) accounts payable incurred in the ordinary course and paid in accordance with roman numeral (iv) of paragraph 14 of the Letter of Intent and (y) indebtedness existing on the date hereof reflected in the Company's March 31, 1997 Financial Statement.

         7.26 Blank Check Preferred. (a) In the event that the Company fails to obtain approval from its stockholders of the inclusion in the Company's Charter of blank check Preferred Stock in connection with the Proxy Statement prior to June 30, 1997, then, with the consent of the Partnership and the Trust, the Company (i) shall amend its current proxy statement (the "Proxy Statement") by no later than July 3, 1997, and (ii) with the assistance of a proxy solicitor acceptable to the Trust and the Partnership, shall use best efforts to obtain approval of the inclusion of blank check Preferred Stock in its Certificate of Incorporation by no later than July 15, 1997. In the event that the Company fails to obtain approval from its stockholders of the inclusion in the Company's Charter of blank check Preferred Stock in connection with the Proxy Statement, the Company shall obtain such approval as set forth in Subsection 7.26(b) below.

         (b) The Company shall obtain the Required Shareholder Approvals as soon as possible following the Closing and, in any event, before September 30, 1997. The Company shall, as promptly as possible, engage a nationally recognized independent investment banking firm to render a fairness opinion on the transactions contemplated herein and in the Letter of Intent.

         7.27. Put Exercisable Upon Certain Events. In the event that the Company does not obtain the Required Shareholder Approvals (as hereafter defined) by September 30, 1997, each Purchaser shall have the right, for a period of 10 years, at such Purchaser's election (the "Non-Approval Put") (i) to require the Company to repurchase with cash, within two business days after request is made therefor, all or any portion of the shares of Series A Preferred Stock then owned by such Purchaser for $140 per share tendered for such repurchase (or in the case of the Alternate Offering, 140% of the aggregate Dilution Value (as defined below) of the number of shares of Alternate Offering Common tendered for such repurchase), (ii) to require the Company to issue A Notes, within two business days after request is made therefor, in exchange for all or any portion of the shares of Series A Preferred Stock then owned by such Purchaser, in a principal amount of $140 per share tendered for such repurchase (or in the case of the Alternate Offering, in a principal amount of 140% of the aggregate Dilution Value of the number of shares of Alternate Offering Common tendered for such exchange) or (iii) any combination of the above.

         The "Required Shareholder Approvals" shall mean any required approval by the holders of Common Stock of the Company necessary (whether pursuant to law or the rules of The Nasdaq Stock Market) to consummate the transactions contemplated hereby and to provide the Purchasers with all of the rights set forth in this Agreement and the instruments referred to herein, including, without limitation, approvals of (a) the amendment of the Company's Certificate of Incorporation to authorize "blank check" preferred stock, (b) the issuance pursuant to this Agreement of Series A Preferred Stock, the Warrants and the New Warrants (as defined in the Warrants) or any Common Stock issuable upon the conversion or exercise of any of the foregoing, (c) the Approval Issuance and
(d) the appointment by the Purchasers of a majority of the Company's Board of Directors.

         7.28 Break-up Fee. If, by September 30, 1997, the Series A Offering is not completed on the terms contained herein and in the Letter of Intent, or if the required adjustments to the Conversion Price (as defined in the Certificate of Designation for the Series A Preferred Stock) of the Series A Preferred Stock or the conversion of the Class A and Class B Warrants into New Warrants has not been approved or has not occurred or, in the case of the Alternate Offering, the Approval Issuance (as defined below) has not been approved or has otherwise not occurred, or if Paramount Capital, Inc., the Partnership and the Trust have not appointed a majority of the Company's Board of Directors, or if the Purchasers have not acquired capital stock of the Company representing in excess in the aggregate of 51% of the Voting Shares, as a result of the failure of the Company to obtain the Required Shareholder Approval or for any other reason, then, in addition to any other rights of the Purchasers or Paramount Capital, Inc. or obligations of the Company hereunder and under the Letter of Intent, the Company shall pay to the Purchasers a fee of $500,000. In addition to and notwithstanding the foregoing, whether or not the proposed financings are completed and irrespective of the reason that the proposed financings are not completed (including a determination by Paramount Capital, Inc., the Trust and/or the Partnership not to proceed with the transaction for any reason) the Company shall be responsible for, and shall reimburse the Trust and the Partnership for, all costs incurred in connection with the Series A Transaction (as defined in the Letter of Intent) and the transactions contemplated by the Letter of Intent (including, without, limitation, attorney's fees, expenses and disbursements).

         7.29 Class Covenant. In the event of the Alternate Offering, in addition to any other covenants contained herein, the Company covenants that it shall not, without the prior written consent of the Rights Holders (as defined below) having at least 50% of all outstanding

Article IX Rights, (i) incur or voluntarily repay prior to the maturity thereof any indebtedness in excess of $100,000 or (ii) authorize or issue, or increase the authorized amount of, any equity security ranking prior to, or on a parity with, the Common Stock (other than additional Common Stock approved in writing by the Partnership and the Trust or any Article IX Issuances, any 7.23 Exceptions) (A) upon a Liquidation Event (as defined below), (B) with respect to the payment of any dividends or distributions or (C) with respect to voting rights (except for class voting rights required by law).

         7.30 Listing. The Company shall, concurrently with the issuance of any Alternate Offering Common, take all actions necessary so that the shares comprising any such issuance are listed on any stock exchange or quotation system on which the Common Stock trades.

         7.31 Reservation of Shares; Transfer Taxes, Etc. The Company shall at all times reserve and keep available, out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting any conversions of Series A Preferred Stock or A Notes, any exercises of Class A and Class B Warrants, and any Reset Issuance (as defined below), Annual Issuance (as defined below), Dilution Issuance (as defined below) and Approval Issuance (as defined below and, together with Reset Issuances, Annual Issuances and Dilution Issuances, referred to herein as "Article IX Issuances"), such number of shares of its Common Stock free of preemptive rights as shall be sufficient to effect such conversions, exercises and Article IX Issuances from time to time required or reasonably anticipated. The Company shall use its best efforts from time to time, in accordance with the laws of the State of Delaware to increase the authorized number of shares of Common Stock if at any time the number of shares of authorized, unissued and unreserved Common Stock shall not be sufficient to permit any required or reasonably anticipated conversions of Series A Preferred Stock and A Notes, exercises of Class A and Class B Warrants and Article IX Issuance. In the event, and to the extent, that the company does not have sufficient authorized but unissued shares of Common Stock to effect any conversion of Series A Preferred Stock or A Notes, any exercise of Warrants, any
Article IX Issuance or any other issuance of Common Stock pursuant to this Agreement (collectively a "Common Issuance Event"), the Company shall pay each Purchaser cash or A Notes in an amount per share of Common Stock that would have been issued to such Purchaser pursuant to such Common Issuance Event but for the lack of sufficient authorized but unissued Common Stock equal to the greater of
(i) 1.40 times the Dilution Value (as defined below) (or, in the case of shares of Common Stock issuable upon conversion of the Series A Preferred Stock, or exercise of the Warrants, 1.40 times the respective Conversion Price or exercise price) and (ii) the Market Price, in either case determined as of the date of the event giving rise to such Common Issuance Event.

         The Company shall pay any and all issue or other taxes that may be payable in respect to any Article IX Issuance.

         7.32 D&O Insurance. The Company shall obtain, by July 10, 1997, at the latest, a waiver (the "D&O Insurance Waiver") from the provider of its Director and Officer

Liability Insurance Policy of any provisions thereof that allow or require any termination, reduction, limitation or other impairment of coverage upon a change of control with respect to the transactions contemplated herein and in the Letter of Intent.

         8. Registration of Common Stock.

         8.1. Registration. The Company will, as soon as practicable, but not later than the earlier of (a) 30 days after the final closing date of the Series B Offering or a Qualified Offering (as defined below) and (b) 210 days after the Closing Date (each a "Filing Target Date"), (i) file a shelf registration statement (the "Shelf Registration Statement") with respect to (x) the resale of the shares of Common Stock issuable upon conversion of the Series A and Series B Preferred Stock or, in the case of the Alternate Offering, the Alternate
Offering Common and any Common Stock to be issued pursuant to the Series B Offering (including any Common Stock issuable upon the exercise of the Placement Warrants and Advisory Warrants (as defined in the Letter of Intent) and any Common Stock issuable pursuant to contractual rights created in the Series B Offering analogous to the Article IX Rights herein, (y) the Class C Warrants and
(z) the shares of Common Stock issuable upon exercise of the Class A, Class B and Class C Warrants (including the New Warrants, as the case may be) (together, the "Registrable Securities") with the SEC and use its best efforts to have such Shelf Registration Statement declared effective by the SEC prior to the date which is 75 days after the final closing date of the Series B Offering or other applicable Filing Target Date (subject to penalties for failure to effect such registration in the time frames required as set forth in Section 8.6 below) and
(b) cause such Shelf Registration Statement to remain effective until such date as the holders of the Registrable Securities have completed the distribution described in the Shelf Registration Statement or at such time that such shares are no longer, by reason of Rule 144(k) under the Securities Act of 1933, as amended, required to be registered for the sale thereof by such holders, but this sentence shall not relieve the Company of any obligation to comply with this Article 8 as to any Registrable Securities thereafter issued. If requested by the Purchasers, and in accordance with applicable securities laws, the Shelf Registration Statement shall cover the direct sale of such Registrable Securities to the holders of such securities. A "Qualified Offering" means an equity offering (other than the Series A Offering) or series of offerings with gross proceeds to the Company in excess of $2,000,000.

         8.2. Registration Procedures. In connection with the registration of any Registrable Securities under the Securities Act as provided in this Section 8, the Company will use its best efforts, as expeditiously as possible:

         (a) To prepare and file with the Securities and Exchange Commission the Shelf Registration Statement with respect to such Registrable Securities and use its best efforts to cause such Shelf Registration Statement to become effective;

         (b) To prepare and file with the Securities and Exchange Commission such amendments and supplements to such Shelf Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Shelf Registration Statement effective until the disposition of all securities in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Shelf Registration Statement shall be completed, and to comply with the provisions of the Securities Act (to the extent applicable to the Company) with respect to such dispositions;

         (c) To furnish to each seller of such Registrable Securities such number of copies of such Shelf Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such Shelf Registration Statement (including each preliminary prospectus), in conformity with the requirements of the Securities Act, and such other documents, as such seller may reasonably request, in order to facilitate the disposition of the Registrable Securities owned by such seller;

         (d) To use its best  efforts to  register or qualify  such  Registrable
Securities covered by such Shelf Registration Statement under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests, and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller, except that the Company will not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not, but for the requirements of this Section 8.2(d) be obligated to be qualified, to subject itself to taxation in any such jurisdiction, or to consent to general service of process in any such jurisdiction;

         (e) To provide a transfer agent and registrar for all such Registrable Securities covered by such Shelf Registration Statement not later than the effective date of such Shelf Registration Statement;

         (f) To notify each seller of such Registrable Securities at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such Shelf Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company will prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

         (g) To cause all such Registrable Securities to be listed on each securities exchange or automated over-the-counter trading system on which similar securities issued by the Company are then listed;

         (h) To enter  into such  customary  agreements  and take all such other
actions  as  reasonably   required  in  order  to  expedite  or  facilitate  the
disposition of such Registrable Securities; and

         (i) To make available for inspection by any seller of Registrable Securities, all financial and other records, pertinent corporation documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller in connection with the Shelf Registration Statement pursuant to Section 8.1.

         8.3 Registration and Selling Expenses. (a) All expenses incurred by the Company in connection with the Company's performance of or compliance with this
Section 8, including, without limitation (i) all registration and filing fees (including all expenses incident to filing with the National Association of Securities Dealers, Inc.), (ii) blue sky fees and expenses, (iii) all necessary printing and duplicating expenses and (iv) all fees and disbursements of counsel and accountants for the Company (including the expenses of any audit of financial statements), retained by the Company (all such expenses being herein called "Registration Expenses"), will be paid by the Company except as otherwise expressly provided in this Section 8.3.

         (b) The Company will, in any event, in connection with any registration statement, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal, accounting or other duties in connection therewith and expenses of audits of year-end financial statements), the expense of liability insurance and the expenses and fees for listing the securities to be registered on one or more securities exchanges or automated over-the-counter trading systems on which similar securities issued by the Company are then listed.

         (c) Nothing herein shall be construed to prevent any holder or holders of Registrable Securities from retaining such counsel (the Trust and the Partnership to be limited to one counsel representing them both and any other purchasers to be represented by one counsel separately from the Trust and the Partnership) as they shall choose, the expenses of which shall be borne by the Company.

         8.4. Other Public Sales and Registrations. The Company agrees that it will not, on its own behalf, file or cause to become effective any other registration of any of its securities under the Securities Act or otherwise effect a public sale or distribution of its securities (except pursuant to registration on Form S-8 or any successor form relating to a special offering to the employees or security holders of the Company) until at least 180 days have elapsed after the effective date of the Shelf Registration Statement. In addition, the Company agrees that it will use its best efforts to obtain prior to the filing of the Shelf Registration Statement an agreement in form and substance satisfactory to Purchasers and their counsel in their sole and absolute discretion from each person that has the right to have the Company file or cause to become effective any other registration of any of its securities under the Securities Act or otherwise effect a public sale or distribution of its securities (except pursuant to registration on Form S-8 or any successor form relating to a special offering to the employees or security holders of the Company), pursuant to which each such person will agree for the benefit of the Company and

Purchasers to waive any and all such rights until at least 180 days have elapsed after the effective date of the Shelf Registration Statement.

         8.5. Indemnification. (a) The Company hereby agrees to indemnify, to the maximum extent permitted by law, each holder of Registrable Securities, its officers and directors, if any, and each person, if any, who controls such holder within the meaning of the Securities Act, against, and promptly to reimburse them for, all losses, claims, damages, liabilities and expenses (under the Securities Act or common law or otherwise) caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus (and as amended or supplemented if the Company has furnished any amendments or supplements thereto) or any preliminary prospectus, which registration statement, prospectus or preliminary prospectus shall be prepared in connection with the registration contemplated by this Section 8, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses are caused by any untrue statement or alleged untrue statement contained in or by any omission or alleged omission from information furnished in writing by such holder to the Company in connection with the registration contemplated by this Section 8, provided the Company will not be liable pursuant to this Section 8.5 if such losses, claims, damages, liabilities or expenses have been caused by any selling security holder's failure to deliver a copy of the registration statement or prospectus, or any amendments or supplements thereto, after the Company has furnished such holder with the number of copies required by Section 8.2(c).

         (b) In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder shall furnish to the Company in writing such information as is reasonably requested by the Company for use in any such registration statement or prospectus and shall severally, but not jointly, indemnify, to the extent permitted by law, the Company, its directors and officers and each person, if any, who controls the Company within the meaning of the Securities Act, against any losses, claims, damages, liabilities and expenses resulting from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in the registration statement or prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein not misleading, but only to the extent such losses, claims, damages, liabilities or expenses are caused by an untrue statement or alleged untrue statement contained in or by an omission or alleged omission from information so furnished in writing by such holder in connection with the registration contemplated by this Section 8. If the offering pursuant to any such registration is made through underwriters, each such holder agrees to enter into an underwriting agreement in customary form with such underwriters and to indemnify such underwriters, their officers and directors, if any, and each person who controls such underwriters within the meaning of the Securities Act to the same extent as hereinabove provided with respect to indemnification by such holder of the Company. Notwithstanding the foregoing or any other provision of this Agreement, in no event shall a holder of Registrable Securities be liable for any such losses, claims, damages, liabilities or expenses in excess of the lesser of (a) the net proceeds received by such holder in the offering or
(b) $1,000,000.

         (c) Promptly  after receipt by an  indemnified  party under Section 8.5
(a) or (b) of notice of the commencement of any action or proceeding, such indemnified party will, if a claim in respect thereof is made against the indemnifying party under such Section, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under such Section. In case any such action or proceeding is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and, to the extent that it wishes, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel approved by such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under such Section for any legal or any other expenses subsequently incurred by such indemnified party in connection with the defense thereof (other than reasonable costs of investigation) unless incurred at the written request of the indemnifying party. Notwithstanding the above, the indemnified party will have the right to employ counsel of its own choice in any such action or proceeding if the indemnified party has reasonably concluded that there may be defenses available to it which are different from or additional to those of the indemnifying party, or counsel to the indemnified party is of the opinion that it would not be desirable for the same counsel to represent both the indemnifying party and the indemnified party because such representation might result in a conflict of interest (in either of which cases the indemnifying party will not have the right to assume the defense of any such action or proceeding on behalf of the indemnified party or parties and such legal and other expenses will be borne by the indemnifying party). An indemnifying party will not be liable to any indemnified party for any settlement of any such action or proceeding effected without the consent of such indemnifying party.

         (d) If the indemnification provided for in Section 8.5(a) or (b) is unavailable under applicable law to an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and of the holders of Registrable Securities on the other in connection with the statements or omissions which resulted in such losses, claims, damages, or liabilities, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of the holders of Registrable Securities on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Company or by the holders of Registrable Securities and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages and liabilities referred to above shall be deemed to include, subject to the limitations set forth in Section 8.5(c), any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation. Notwithstanding the foregoing or any other provision of this Agreement, in no event shall a holder of Registrable Securities be liable for any such losses, claims, damages, liabilities or expenses in excess of the lesser of (a) the net proceeds received by such holder in the offering or (b) $1,000,000.

         (e) Promptly after receipt by the Company or any holder of Securities of notice of the commencement of any action or proceeding, such party will, if a claim for contribution in respect thereof is to be made against another party (the "contributing party"), notify the contributing party of the commencement thereof; but the omission so to notify the contributing party will not relieve it from any liability which it may have to any other party other than for contribution hereunder. In case any such action, suit, or proceeding is brought against any party, and such party notifies a contributing party of the commencement thereof, the contributing party will be entitled to participate therein with the notifying party and any other contributing party similarly notified.

         8.6. Additional Common Stock Issuable Upon Delay of Registration. (a) Except to the extent any delay is due to the failure of a holder to reasonably cooperate in providing to the Company such information as shall be reasonably requested by the Company in writing for use in the Shelf Registration Statement, if the Shelf Registration Statement is not filed with the Securities and Exchange Commission within the target dates set forth in the first sentence of
Section 8.1 (the "Outside Target Date"), the Company shall declare and pay for no additional consideration to Purchasers of additional shares of Series A Preferred Stock and Warrants or New Warrants, as the case may be, equal to 0.25% of the shares of Series A Preferred Stock (or, in the case of the Alternate Offering, Common Stock, Article IX Rights and principal amount of A Notes) and the Warrants or the New Warrants, as the case may be, then held by Purchasers for each day after the Outside Target Date that the Registration Statement remains unfiled.

         (b) If the Shelf Registration Statement is not declared effective by the Securities and Exchange Commission within 210 days following the Closing Date (the "Targeted Effective Date"), the Company shall declare and pay for no additional consideration to Purchasers additional shares of Series A Preferred Stock (or, in the case of the Alternate Offering, Common Stock, Article IX Rights and A Notes) and Warrants or New Warrants, as the case may be, equal to 0.25% of the shares of the Series A Preferred Stock (or, in the case of the Alternate Offering, Common Stock, Article IX Rights and principal amount of A Notes) and the Warrants or the New Warrants, as the case may be, then held by Purchasers for each day the Shelf Registration Statement is not declared effective by the Securities and Exchange Commission following the occurrence of the Targeted Effective Date.

         (c) All shares of Common Stock issuable  pursuant to Section 8.6(a) and
(b) shall be duly authorized, fully paid and nonassessable shares of Common Stock and shall be included in the Shelf Registration Statement contemplated by
Section 8.1. Such shares shall be registered in Purchasers' names or the name of the nominee(s) of Purchasers in such denominations as Purchasers shall request pursuant to instructions delivered to the Company.

         9. Article IX Rights.

         In the event of the Alternate Offering, the Purchasers shall have the additional contractual rights contained in this Article 9.

         9.1 Definitions. As used in this Agreement, the following terms shall have the following meanings, unless the context otherwise requires:

               (a) "Article IX Rights" shall mean the rights to receive all Reset Issuances, Annual Issuances, Dilution Issuances and Approval Issuances, the right to exercise the Liquidation Put and Approval Call, the other rights provided in this Article 9, and the right to give or withhold consent under
Section 7.29.

               (b) "Change of Shares" shall mean any event that necessitates an adjustment to the Dilution Value (as defined below) pursuant to Section 9.7 below.

               (c) The "Closing Bid Price" of any security, for any trading day (as defined below), shall be the reported per share closing bid price, regular way, of such security on the relevant Stock Market (as defined below) on such trading day or, if there were no transactions on such trading day, the average of the reported closing bid and asked prices, regular way, of such security on the relevant Stock Market on such trading day.

               (d) "Dilution Event" shall mean any event that necessitates an adjustment to the Dilution Value (as defined below) pursuant to Section 9.6 below.

               (e) The "Dilution Value" initially shall be $0.46875. The Dilution Value is further subject to adjustment pursuant to Sections 9.2, 9.6, 9.7, 9.16 and 9.17.

               (f) "Fair Market Value" of any asset (including any security) means the fair market value thereof as mutually determined by the Company and the Partnership and the Trust If the Company and the Partnership and the Trust are unable to reach agreement on any valuation matter, such valuation shall be submitted to and determined by a nationally recognized independent investment bank selected by the Board of Directors of the Company and the Partnership and the Trust (or, if such selection cannot be agreed upon promptly, or in any event within ten days, then such valuation shall be made by a nationally recognized independent investment banking firm selected by the American Arbitration Association in New York City in accordance with its rules), the costs of which valuation shall be paid for by the Company.

               (g) The "Issuance Base Amount" for each Purchaser, at any time, means the sum of (i) the portion of the Alternate Offering Quantity allocated to such Purchaser pursuant to Exhibit E hereof, (ii) the number of shares of any Reset Issuances (as defined below) made to such Purchaser occurring before such time, (iii) the number of shares of any Annual Issuances (as defined below) made to such Purchaser occurring before such time, (iv) the number of shares of any Dilution Issuances (as defined below) made to such Purchaser occurring before such time, (v) the number of shares of Common Stock issued to such Purchaser upon conversion of all or any portion of the principal and interest of the A Notes and (vi) the number of shares of Common Stock issued to such Purchaser upon any Approval Issuances (with appropriate adjustments for any Change of Shares and subject to reduction pursuant to Section 9.10). For any transferee Rights Holder, the Issuance Base Amount, at any time, shall be the number of shares of Common Stock related to such Article IX Rights as were transferred to such Rights Holder plus the number of shares of any Reset Issuance, Annual Issuance, Dilution Issuance, Approval Issuance and any issuance pursuant to conversion of any principal and/or interest of A Notes made to such Rights Holder occurring subsequent to such transfer but before such time. The Issuance Base Amount shall include Dilution Issuances which would have been required but for the operation of Paragraph 9.6(b)(i).

               (h) "Liquidation Event" shall mean any (i) liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, (ii) sale or other disposition of all or substantially all of the assets of the Company or (iii) any consolidation, merger, combination, reorganization or other transaction in which the Company is not the surviving entity or shares of Common Stock constituting more than 50% of the voting power of the Company are exchanged for or changed into stock or securities of another entity, cash and/or any other property (clause (iii) of this Subsection being referred to as a "Merger Transaction"). Notwithstanding the above, any consolidation, merger, combination, reorganization or other transaction in which the Company is not the surviving entity but the stockholders of the Company immediately prior to such transaction own in excess of 50% of the voting power of the corporation surviving such transaction and own such interest in substantially the same proportions as prior to such transaction, shall not be considered a Liquidation Event or a Merger Transaction, provided that the surviving corporation has made appropriate provisions acceptable to the Rights Holders to ensure that the
Article IX Rights survive any such transaction.

               (i) "Market Price" shall mean the average Closing Bid Price (adjusted, where appropriate, for any Change of Shares) for twenty (20) consecutive trading days, ending with the trading day prior to the date as of which the Market Price is being determined, provided that if the prices referred to in the definition of Closing Bid Price cannot be determined for such period, "Market Price" shall mean Fair Market Value.

               (j) The "Post-Dilution Common Quantity" means the quotient of the Pre-Dilution Common Value (as defined below) divided by the Dilution Value immediately following the relevant Dilution Event or Reset Event.

               (k) The "Pre-Dilution Common Value" means the product of the Issuance Base Amount times the Dilution Value immediately preceding the relevant Dilution Event or Reset Event.

               (l) "Rights Holder" shall mean the Purchasers or any Person who succeeds to any such Purchaser's respective Article IX Rights pursuant to
Section 9.9.

               (m) The "Stock Market" shall mean, with respect to any security, the principal national securities exchange on which such security is listed or admitted to trading or, if such security is not listed or admitted to trading on any national securities exchange, shall mean The Nasdaq National Market System or The Nasdaq SmallCap Market (collectively, "Nasdaq") or, if such security is not quoted on Nasdaq, shall mean the OTC Bulletin Board or, if such security is not quoted on the OTC Bulletin Board, shall mean the over-the-counter market as furnished by any NASD member firm selected from time to time by the Company for that purpose.

               (n) A "trading day" shall mean a day on which the Stock Market is open for the transaction of business.

               (o) The "Transfer Agent"shall mean American Stock Transfer & Trust Company or the duly appointed successor thereto serving as the transfer agent for the Common Stock.

         9.2 Reset. (a) The Dilution Value in effect immediately prior to the date that is 12 months after the Closing Date (the "Reset Date") shall be adjusted and reset effective as of the Reset Date if the Market Price of the Common Stock as of the Reset Date (the "12-Month Trading Price") is less than 140% of the then applicable Dilution Value (a "Reset Event"). Upon the occurrence of a Reset Event, the Dilution Value shall be reduced to be equal to the greater of (A) the 12-Month Trading Price divided by 1.40, and (B) 25% of the then applicable Dilution Value.

               (b) Within 15 days of the Reset Date, the Company shall prepare a certificate signed by the principal financial officer of the Company setting forth the Dilution Value as of the Reset Date, showing in reasonable detail the facts upon which such Dilution Value is based, and such certificate shall forthwith be filed with the Transfer Agent. A notice stating that the Dilution Value has been adjusted pursuant to this paragraph, or that no adjustment is necessary, and setting forth the Dilution Value in effect as of the Reset Date shall be mailed as promptly as practicable after the Reset Date by the Company to all Rights Holders at their last addresses as they shall appear in the Transfer Agent's record books.

         9.3 Reset Issuance. If there is any change in the Dilution Value as a result of Subsection 9.2(a), then, on such date, the Company shall issue to each Rights Holder a number of shares of Common Stock (the "Reset Issuance") equal to the difference between such Rights Holder's respective Post-Dilution Common Quantity minus such Rights Holder's respective Issuance Base Amount.

         9.4 Annual Issuances. On each anniversary of the Reset Date (or the next succeeding business day), the Company shall issue (each a "Annual Issuance") to each Rights

Holder a number of shares of Common Stock having an aggregate Market Price equal to 10% of the product of (i) such Rights Holder's respective Issuance Base Amount on the applicable anniversary date times (ii) 140% of the Dilution Value immediately prior to such Annual Issuance.

         9.5 Dilution Issuances. Upon the occurrence of any Dilution Event, the Company shall issue (each a "Dilution Issuance") to each Rights Holder a number of shares of Common Stock equal to the difference of such Rights Holder's respective Post-Dilution Common Quantity minus such Rights Holder's respective Issuance Base Amount.

         9.6 Anti-Dilution Adjustments.

               (a) Except as otherwise provided in Subsection 9.6(c), in the event the Company shall, at any time or from time to time after the date hereof, sell or issue any shares of Common Stock for a consideration per share less than either (i) the Dilution Value in effect on the date of such sale or issuance or
(ii) the Market Price of the Common Stock as of the date of the sale or issuance (any such sale or issuance a "Dilutive Issuance"), then, and thereafter upon each further Dilutive Issuance, the Dilution Value in effect immediately prior to such Dilutive Issuance shall be changed to a price (rounded to the nearest cent) determined by multiplying the Dilution Value in effect immediately prior thereto by a fraction, the numerator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to the Dilutive Issuance and the number of shares of Common Stock which the aggregate consideration received (determined as provided in Paragraph 9.6(b)(v) below) for the issuance of such additional shares would purchase at the greater of (x) the Dilution Value in effect on the date of such issuance or (y) the Market Price of the Common Stock as of such date, and the denominator of which shall be the number of shares of Common Stock outstanding immediately after the Dilutive Issuance. Such adjustment shall be made successively whenever such an issuance is made.

               (b) For purposes of Subsection 9.6(a),  the following  Paragraphs
(i) to (v) shall also be applicable:

                    (i) No adjustment of the Dilution Value shall be made unless such adjustment would require a decrease of at least $.01; provided that any adjustments which by reason of this Paragraph 9.6(b)(i) are not required to be made shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which, together with adjustments so carried forward, shall require a decrease of at least $.01 in the Dilution Value then in effect hereunder.

                    (ii) In case of (A) the sale or other issuance by the Company (including as a component of a unit) of any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or any securities convertible into or exchangeable for Common Stock (such securities convertible, exercisable or exchangeable into Common Stock being herein called "Convertible Securities"), or (B) the issuance by the

Company, without the receipt by the Company of any consideration therefor, of any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, whether or not such rights, warrants or options, or the right to convert or exchange such Convertible Securities, are immediately exercisable, and the consideration per share for which Common Stock is issuable upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities (determined by dividing (x) the minimum aggregate consideration, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, payable to the Company upon the exercise of such rights, warrants or options, plus the consideration received by the Company for the issuance or sale of such rights, warrants or options, plus, in the case of such Convertible Securities, the minimum aggregate amount, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of additional consideration, if any, other than such Convertible Securities, payable upon the conversion or exchange thereof, by (y) the total maximum number, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of shares of Common Stock issuable upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities issuable upon the exercise of such rights, warrants or options) is less than either the Dilution Value or the Market Price of the Common Stock as of the date of the issuance or sale of such rights, warrants or options, then such total maximum number of shares of Common Stock issuable upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities (as of the date of the issuance or sale of such rights, warrants or options) shall be deemed to be "Common Stock" for purposes of Subsection 9.6(a) and shall be deemed to have been sold for an amount equal to such consideration per share and shall cause an adjustment to be made in accordance with Subsection 9.6(a).

                    (iii) In case of the sale or other issuance by the Company of any Convertible Securities, whether or not the right of conversion or exchange thereunder is immediately exercisable, and the price per share for which  Common  Stock  is  issuable  upon  the  conversion  or  exchange  of such
Convertible   Securities  (determined  by  dividing  (x)  the  total  amount  of consideration received by the Company for the sale of such Convertible Securities, plus the minimum aggregate amount, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of additional consideration, if any, other than such Convertible Securities, payable upon the conversion or exchange thereof, by (y) the total maximum number, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of shares of Common Stock issuable upon the conversion or exchange of such Convertible Securities) is less than either the Dilution Value or the Market Price of the Common Stock as of the date of the sale of such Convertible Securities, then such total maximum number of shares of Common Stock issuable upon the conversion or exchange of such Convertible Securities (as of the date of the sale of such Convertible Securities) shall be deemed to be "Common Stock" for purposes of Subsection

9.6(a) and shall be deemed to have been sold for an amount equal to such consideration per share and shall cause an adjustment to be made in accordance with Subsection 9.6(a).

                    (iv)  In  case  the  Company  shall  modify  the  rights  of conversion, exchange or exercise of any of the securities referred to in Paragraphs (ii) or (iii) of this Subsection 9.6(b) or any other securities of the Company convertible, exchangeable or exercisable for shares of Common Stock, for any reason other than an event that would require adjustment to prevent dilution, so that the consideration per share received by the Company after such modification is less than either the Dilution Value or the Market Price of the Common Stock as of the date prior to such modification, then such securities, to the extent not theretofore exercised, converted or exchanged, shall be deemed to have expired or terminated immediately prior to the date of such modification and the Company shall be deemed for purposes of calculating any adjustments pursuant to this Section 9.6 to have issued such new securities upon such new terms on the date of modification. Such adjustment shall become effective as of the date upon which such modification shall take effect. On the expiration or cancellation of any such right, warrant or option or the termination or cancellation of any such right to convert or exchange any such Convertible Securities, the Dilution Value then in effect hereunder shall forthwith be readjusted to such Dilution Value as would have obtained (A) had the adjustments made upon the issuance or sale of such rights, warrants, options or Convertible Securities been made upon the basis of the issuance of only the number of shares of Common Stock theretofore actually delivered (and the total consideration received therefor) upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities and (B) had adjustments been made on the basis of the Dilution Value as adjusted under clause (A) of this sentence for all transactions (which would have affected such adjusted Dilution Value) made after the issuance or sale of such rights, warrants, options or Convertible Securities.

                    (v) In case of the sale of any shares of Common Stock, any Convertible Securities, any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, the consideration received by the Company therefor shall be deemed to be the gross sales price therefor without deducting therefrom any expense paid or incurred by the Company or any underwriting discounts or commissions or concessions paid or allowed by the Company in connection therewith. In the event that any securities shall be issued in connection with any other securities of the Company, together comprising one integral transaction in which no specific consideration is allocated among the securities, then each of such securities shall be deemed to have been issued for such consideration as the Board of Directors of the Company determines in good faith; provided, however that if the Partnership or the Trust disagrees with such determination, the Company shall retain, at its own expense, an independent investment banking firm acceptable to the Partnership and the Trust for the purpose of obtaining an appraisal.

               (c) Notwithstanding any other provision hereof, no adjustment to the Dilution Value will be made:

                    (i) upon the exercise of any of the options or warrants outstanding on the date hereof under the Company's existing stock option plans; or

                    (ii) upon the issuance or exercise of options which may hereafter be granted with the approval of the Board of Directors, or exercised, under any employee benefit plan of the Company to officers, directors, consultants or employees, but only with respect to such options as are exercisable at prices no lower than the Closing Bid Price (or, if the prices referenced in the definition of Closing Bid Price cannot be determined, the Fair Market Value) of the Common Stock as of the date of grant thereof; or

                    (iii) upon the issuance of stock which may hereafter be purchased or sold with the approval of the Board of Directors, under the 1993 Employee Stock Purchase Plan of the Company to officers, directors, consultants or employees, but only with respect to such shares as are purchased and/or sold in accordance with the current plan and at prices no lower than 85% of the Closing Bid Price (or, if the prices referenced in the definition of Closing Bid Price cannot be determined, 85% of the Fair Market Value) of the Common Stock as of the date of purchase and/or sale thereof; or

                    (iv) upon the issuance of Common Stock to Rights Holders pursuant to any Reset Issuance, Annual Issuance or Dilution Issuance, upon issuance or exercise of the Placement Warrants or Advisory Warrants (as defined in the Letter of Intent), or upon the issuance or exercise of the Class A, Class B or Class C Warrants issued (A) on or prior to the Closing Date or pursuant to the Series B Offering or (B) pursuant to the exercise of the Placement Warrants or Advisory Warrants (as defined in the Letter of Intent), or upon the issuance or exercise of any Class A, Class B and Class C Warrants approved by the Partnership and the Trust; or

                    (v) upon the issuance or sale of Common Stock or Convertible Securities pursuant to the exercise of any rights, options or warrants to receive, subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, whether or not such rights, warrants or options were outstanding on the Closing Date or were thereafter issued or sold, provided that an adjustment was either made or not required to be made in accordance with Subsection 9.6(a) in connection with the issuance or sale of such securities or any modification of the terms thereof; or

                    (vi) upon the issuance or sale of Common Stock upon conversion or exchange of any Convertible Securities, provided that any adjustments required to be made upon the issuance or sale of such Convertible Securities or any modification of the terms thereof were so made, and whether or not such Convertible Securities were outstanding on the Closing Date or were thereafter issued or sold.

               Paragraph 9.6(b)(iv) shall nevertheless apply to any modification of the rights of conversion, exchange or exercise of any of the securities referred to in Paragraphs (i), (ii), (iii), (v), (vi) and, to the extent effected with respect to fewer than all of the outstanding

Class A, Class B and Class C Warrants, as the case may be, Paragraph (iv) of this Subsection 9.6(c).

               (d) As used in this Section 9.6, the term "Common Stock" shall mean and include the Company's Common Stock authorized on the date hereof and shall also include any capital stock of any class of the Company thereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary liquidation, dissolution or winding up of the Company.

               (e) The Company from time to time may decrease the Dilution Value by any amount for any period of time if the period is at least 20 days and if the decrease is irrevocable during the period. Whenever the Dilution Value is so decreased, the Company shall mail to the Rights Holders a notice of the decrease at least 15 days before the date the decreased Dilution Value takes effect, and such notice shall state the decreased Dilution Value and the period it will be in effect.

               The Company may make such decreases in the Dilution Value, in addition to those required or allowed by this Article IX, as shall be determined by it, as evidenced by a resolution of the Board of Directors, to be advisable in order to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock or from any event treated as such for income tax purposes.

         9.7 Change of Shares Adjustments. In the event the Company shall, at any time or from time to time after the date hereof (i) issue any shares of Common Stock as a stock dividend to the holders of Common Stock or (ii) subdivide or combine the outstanding shares of Common Stock into a greater or lesser number of shares (any such issuance, subdivision or combination being herein called a "Change of Shares"), then the Dilution Value shall be changed to a price (rounded to the nearest cent) determined by multiplying the Dilution Value in effect immediately prior to such Change of Shares by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to the Change of Shares and the denominator of which shall be the number of shares of Common Stock outstanding immediately following the Change of Shares.

         9.8 Liquidation Put. (a) The Rights Holder may require the Company to repurchase with cash any number (not to exceed such Rights Holder's Issuance Base Amount) of shares of Common Stock then owned by such Rights Holder for 140% of the aggregate Dilution Value of such shares; provided, however, in the event of a Merger Transaction, any repurchase pursuant to this Section 9.8 may be paid in cash, property (valued as provided in Subsection 9.8 (d)) and/or securities (valued as provided in Subsection 9.8 (d)) of the entity surviving such Merger Transaction.

               (b) The Rights Holder covenants not to exercise the Liquidation Put unless a Liquidation Event has occurred (it being understood that this Section 9.8 shall not affect any rights under Section 7.27).

               (c) The Rights Holder's Article IX Rights shall be terminated to the pro rata extent of any exercise of such Rights Holder's Liquidation Put.

               (d) Any securities or other property to be delivered to the Rights Holder pursuant to this Section 9.8 shall be valued as follows:

                    (i) Securities not subject to an investment letter or other similar restriction on free marketability:

                    (A) If actively traded on the Stock Market, the value shall be deemed to be the Market Price of such securities as of the third day prior to the date of valuation.

                    (B) If not actively traded on the Stock Market, the value shall be the Fair Market Value of such securities.

                    (ii) For securities for which there is an active public market but which are subject to an investment letter or other restrictions on free marketability, the value shall be the Fair Market Value thereof, determined by discounting appropriately the Market Price thereof.

                    (iii) For all other securities, the value shall be the Fair Market Value thereof.

         9.9 Transfer of Article IX Rights. The Rights Holders' Article IX Rights are transferrable along with the Common Stock to which they relate. Any such transferee of Article IX Rights shall provide his or her name and address to the Company. Any transfer of Common Stock and related Article IX Rights shall be performed in accordance with applicable securities laws and regulations.

         9.10 Adjustments to Issuance Base Amount. Upon the termination of any of the Rights Holder's Article IX Rights, such Rights Holder's Issuance Base Amount shall be proportionally reduced.

         9.11 Notices.

               (a) After each adjustment of the Dilution Value pursuant to Sections 9.2, 9.6, 9.7 and 9.16 the Company will promptly prepare a certificate signed by the Chief Executive Officer or President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, of the Company setting forth: (i) the Dilution Value as so adjusted and (ii) a brief statement of the facts accounting for such adjustment. The Company will promptly file such certificate with the Transfer Agent and cause a brief summary thereof to be sent by ordinary first class mail to each Rights Holder at his or her last address as it shall appear on the Transfer Agent's record books. No failure to mail such notice nor any defect therein or in the mailing thereof shall affect the validity of such adjustment. The affidavit of an officer of the Transfer Agent or the Secretary or an Assistant Secretary of the Company that such notice has been mailed shall, in the absence of fraud, be prima facie evidence of the facts therein stated. The Transfer Agent may rely on the information in the certificate as true and correct and has no duty nor obligation independently to verify the amounts or calculations therein set forth.

               (b) After any adjustment in the Issuance Base Amount resulting from (i) any Reset Issuance, Annual Issuances or Dilution Issuances, (ii) any Change in Shares or (iii) any termination of Article IX Rights, the Company will promptly prepare a certificate signed by the Chief Executive Officer or President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, of the Company setting forth: (x) the Issuance Base Amount immediately preceding and succeeding such adjustment and (y) a brief statement of the facts accounting for such adjustment. The Company will promptly file such certificate with the Transfer Agent and cause a brief summary thereof to be sent by ordinary first class mail to each Rights Holder at his or her last address as it shall appear on the Transfer Agent's record books. No failure to mail such notice nor any defect therein or in the mailing thereof shall affect the validity of such adjustment. The affidavit of an officer of the Transfer Agent or the Secretary or an Assistant Secretary of the Company that such notice has been mailed shall, in the absence of fraud, be prima facie evidence of the facts therein stated. The Transfer Agent may rely on the information in the certificate as true and correct and has no duty nor obligation independently to verify the amounts or calculations therein set forth.

         9.12 Treasury Stock. Any Reset Issuance, Annual Issuance, Dilution Issuance or Approval Issuance shall be made with duly authorized, fully-paid and non-assessable shares of Common Stock, in accordance with Delaware Law, and shall be drawn from the treasury stock of the Company to the extent available. The Company shall promptly furnish to the Partnership and the Trust, upon request, an opinion of counsel reasonably satisfactory to the Partnership and the Trust that the requirements of this Section 9.12 have been met as to any issuance referred to herein. The Company shall not otherwise sell, issue, cancel or otherwise impair any of its treasury stock without the Partnership and the Trust's prior written consent.


         9.13 Mandatory Termination of Article IX Rights. At any time on or after the Reset Date, provided that the Required Shareholder Approvals have been obtained, the Company may cause the Rights Holder's Article IX Rights to be terminated if the Closing Bid Price of the Common Stock shall have exceeded 300% of the then applicable Dilution Value for the 20 consecutive trading days ending on the third business day prior to the date of notice of termination. No greater than 60 nor fewer than 20 days prior to the date of any such mandatory termination, notice by first class mail, postage prepaid, shall be given to the Rights Holders, addressed to such Rights Holders at their last addresses as they shall appear in the Transfer

Agent's record books. Each such notice shall specify the date fixed for termination. Any notice which is mailed as herein provided shall be conclusively presumed to have been duly given by the Company on the date deposited in the mail, whether or not the Rights Holder receives such notice; and failure properly to give such notice by mail, or any defect in such notice, to any Rights Holders shall not affect the validity of the proceedings for the termination of any other Rights Holders' Article IX Rights.

         9.14 With the written consent of the Company and the Rights Holders holding at least a majority of the issued and outstanding Common Stock subject to Article IX Rights, any provision of this Article IX may be waived (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely) or amended. Upon the effectuation of each such waiver or amendment, the Company shall promptly give written notice thereof to the Rights Holders, if any, who have not previously received notice thereof or consented thereto in writing.

         9.15 Approval Call. (a) Upon, and within five (5) years following, the Company's obtaining the approval of its stockholders of the inclusion in the Company's Certificate of Incorporation of blank check preferred stock, each Rights Holder may require the Company to authorize and designate the Series A Preferred Stock and each Rights Holder may require (the "Approval Call") the Company to sell an amount Series A Preferred Stock to such Rights Holder determined by dividing the product of (a) such Rights Holder's Issuance Base Amount times the Dilution Value at such time by (b) the per share stated value of the Series A Preferred Stock, at an exercise price equal to the aggregate stated value of any shares of Series A Preferred Stock so called. The Approval Call may be exercised with respect to all or any portion of the permitted quantity of Series A Preferred Stock, and shall survive any exercise, to the extent of any portion of such permitted quantity of Series A Preferred Stock with respect to which it has not yet been exercised.

               (b) The Rights Holder's Article IX Rights shall be terminated to the pro rata extent of any exercise of such Rights Holder's Approval Call.

               (c) The exercise price of the Approval Call shall be paid by the Rights Holders in shares of Common Stock valued at their aggregate Dilution Value at such time.

               (d) The Registration Rights contained in Article 8 shall apply to the Common Stock issuable upon the conversion of the Series A Preferred Stock issuable upon exercise of the Approval Call.


         9.16. Approval Issuance. (a) Immediately upon the earliest of (i) the approval by the holders of Common Stock of the Company of the provisions of this
Section 9.16, to the extent such approval is necessary pursuant to Rule 4460(i) of the National Association of Securities Dealers' Marketplace Rules, (ii) any event which renders such stockholder approval unnecessary or which renders such Rule inapplicable and (iii) September 30, 1997 (such earliest date, the "Approval Date"), the Dilution Value shall be adjusted as provided in Subsection 9.16(b) the Company shall issue to each Rights Holder a number of fully paid and non-assessable shares of Common Stock, free of preemptive rights, (the "Approval Issuance") equal to such Rights Holder's respective Post-Dilution Common Quantity minus such Rights Holders respective Issuance Base Amount at such time.

               (b) Upon the Approval Date, the Dilution Value shall be adjusted to equal the lesser of (x) $.29 and (y) 50% of the average Closing Bid Price for either (A) the thirty consecutive trading days immediately preceeding the Approval Date, (B) the five consecutive trading days immediately preceding the Approval Date or (C) the five consecutive trading days immediately succeeding the Approval Date, whichever is lowest.

         9.17. (a) The Dilution Value is subject to reduction as described below upon each closing of the Series B Offering or any other Qualified Offering in the event that the quotient of (a) the price per unit sold in the Series B Offering or other Qualified Offering divided by (b) the quantity of Common Stock included in each unit sold in such Series B Offering or other Qualified Offering (such quotient, the "Qualified Offering Dilution Value") is less than the Dilution Value at such time (or, in the event that securities other than Common Stock are sold in any such Series B Offering or other Qualified Offering, the "Qualified Offering Dilution Value" shall mean the lowest exercise price or conversion price of any such securities). In the event of any such adjustment, the Dilution Value shall be reduced to equal the lowest Qualified Offering Dilution Value at any such closing of the Series B Offering or other Qualified Offering.

         (b) Upon any adjustment to the Dilution Value pursuant to this Section 9.17, the Company shall issue to each Rights Holder a number of shares of Common Stock equal to the difference of such Rights Holder's respective Post-Dilution Common Quantity minus such Rights Holder's respective Issuance Base Amount.

         10. Certain Definitions. For the purposes of this Agreement the following terms have the respective meanings set forth below:

         10.1. "Affiliate" means any person, corporation, firm or entity which directly or indirectly controls, is controlled by, or is under common control with the indicated person, corporation, firm or entity.

         10.2. "Common Stock" means the Company's Common Stock.

         10.3.  "Generally  Accepted  Accounting   Principles"  means  generally
accepted accounting principles consistently applied.

         10.4. "Officers' Certificate" means a certificate executed on behalf of the Company by its President, Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Vice President--Finance, Secretary and/or one of its other Vice- Presidents.

         10.5. "Registrable Securities" means (i) the Common Stock issuable upon conversion of the Series A Preferred Stock and exercise of the Warrants (or the New Warrants) purchased pursuant to Section 1.1 (or, in the case of the Alternate Offering, all Alternate Offering Common) (ii) any other shares of Common Stock now owned or hereafter acquired by Purchasers (whether Common Stock owned directly or underlying convertible securities of the Company). For purposes of this Agreement, any shares of Common Stock issued pursuant to
Section 8.6 shall be deemed to be Registrable Securities and shall be included in the Shelf Registration Statement contemplated by Section 8.1.

         10.6. "Securities" means the Series A Preferred Stock (or, in the case of the Alternate Offering, the Alternate Offering Common and the A Notes), the Warrants (or the New Warrants) and any Common Stock issuable upon conversion or exercise of the foregoing whether issued at the Closing or thereafter.

         10.7. "Securities Act" means, as of any given time, the Securities Act of 1933, as amended, or any similar federal law then in force.

         10.8. "Securities Exchange Act" means, as of any given time, the Securities Exchange Act of 1934, as amended, or any similar federal law then in force.

         10.9. "Securities and Exchange Commission" includes any governmental body or agency succeeding to the functions thereof.

         10.10. "Subsidiary" means any person, corporation, firm or entity at least the majority of the equity securities (or equivalent interest) of which are, at the time as of which any determination is being made, owned of record or beneficially by the Company, directly or indirectly, through any Subsidiary or otherwise.

         11. Company Indemnities. (a) The Company agrees to indemnify and hold harmless the Partnership, the Trust and Paramount Capital, Inc. and each selected dealer selected by Paramount Capital, Inc., if any, and their respective partners, affiliates, shareholders, directors, officers, agents, advisors, representatives, employees, counsel and controlling persons within the meaning of the Securities Act of 1933, as amended, and each person serving as a Director of the Company as a designee of the Purchasers (a "Director Designee") (any of the foregoing, a "Paramount Indemnified Party") against any and all losses, liabilities, claims, damages and expenses whatsoever (and all actions in respect thereof) (including, without limitation, any shareholder lawsuits) and promptly to reimburse any such Paramount Indemnified Party for legal fees and related expenses as incurred (including, but not limited to the costs of giving testimony or furnishing documents in response to a subpoena or otherwise, the costs of investigating, preparing, pursuing or defending any such action or claim whether or not pending or threatened and whether or not Paramount Capital Inc. or any Paramount Indemnified Party is a party thereto), insofar as such losses, liabilities, claims, damages or expenses arise out of, relate to, are in incurred in connection with, or are in any way a result of, (i) the engagement of Paramount Capital, Inc. pursuant to the Letter of Intent, the Placement Agency Agreement (as defined in the Letter of Intent), Advisory Agreement (as defined in the Letter of Intent), or other offering documents or any of the transactions contemplated by this Agreement and the other offering documents (the "Engagement"), including any modifications or future additions to such engagement and related activities prior to the date hereof, (ii) any act by Paramount Capital, Inc. the Partnership, the Trust or any other Paramount Indemnified Party taken in connection with the Engagement or the transactions contemplated herein or taken by a Director Designee in accordance with, or to ensure compliance by the Company with, the provisions of this Agreement, (iii) a breach of any representation, warranty, covenant, or agreement of the Company contained in this Agreement, the Placement Agency Agreement, the Letter of Intent or any of the other offering documents, (iv) the employment by the Company of any device, scheme or artifice to defraud, or the engaging by the Company in any act, practice or course of business which operates or would operate as a fraud or deceit, or any conspiracy with respect thereto, in connection with the sale of the Units, or (v) any untrue statement or alleged untrue statement of a material fact contained herein or in any of the Series A or Series B offering documents or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent any of the foregoing are finally and fully adjudicated by a court of competent jurisdiction to be a direct result of the intentional misconduct of any Paramount Indemnified Party.

               (b) The Company agrees to indemnify and hold harmless a Paramount Indemnified Party to the same extent as the foregoing indemnity, and subject to the limitations set forth therein, against any and all loss, liability, claim, damage and expense whatsoever directly arising out of the exercise by any person of any right under the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended, or the securities or Blue Sky laws of any state on account of violations of the representations, warranties or agreements set forth herein and in any documents related hereto.

         12. Miscellaneous.

         12.1.   Termination;   Survival  of  Representations,   Warranties  and
Covenants. Except as otherwise provided for in this Agreement all representations, warranties, covenants and agreements contained in this Agreement, or in any document, exhibit, schedule or certificate by any party delivered in connection herewith shall survive the execution and delivery of this Agreement and the Closing Date and the consummation of the transactions contemplated hereby, regardless of any investigation made by Purchasers or on their behalf.

         12.2. Expenses. The Company shall pay all its own expenses in connection with this Agreement and the transactions contemplated herein. The Company agrees to pay promptly and save the Partnership and the Trust harmless against liability for the payment all expenses incurred by the Company and the Partnership and the Trust in connection with the preparation and consummation of the Agreement and the transactions contemplated herein, including but not limited to: all costs and expenses under Section 8, including without limitation, the costs of preparing, printing and filing with the Securities and Exchange Commission the Shelf Registration Statement and amendments, post-effective amendments, and supplements thereto; preparing, printing and delivering exhibits thereto and copies of the preliminary, final and supplemental prospectuses; preparing, printing and delivering all selling documents, including but not limited to the subscription agreement, the warrant agreement and stock and warrant certificates; legal fees and disbursements of the Partnership and the Trusts' counsel (which amount shall be offset against payment of the purchase price for legal fees that have been accrued up to such date and the remainder of which shall be paid within 30 days of submission of any statements therefor) in connection with the preparation and consummation of this Agreement and the transactions contemplated herein, including the legal fees and costs of negotiating and drafting any transaction documents, due diligence and any necessary regulatory filings (including, without limitation, the Shelf Registration Statement, Forms 3, 4 and 5 and Schedule 13-D filings); the cost of a total of two sets of bound closing volumes for the Partnership and the Trust and their counsel; and the cost of the tombstone advertisement in the Wall Street Journal (National Edition) pursuant to Section 7.22(c).

         12.3. Amendments and Waivers. Except for the Operative Documents, this Agreement and all exhibits and schedules hereto set forth the entire agreement and understanding among the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. This Agreement may be amended only by mutual written agreement of the Company and the holders of a majority of the outstanding shares of Series A Preferred Stock, and the Company may take any action herein prohibited or omit to take any action herein required to be performed by it, and any breach of any covenant, agreement, warranty or representation may be waived, only if the Company has obtained the written consent or waiver of the holders of a majority of the outstanding shares of Series A Preferred Stock. No course of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.

         12.4. Successors and Assigns. This Agreement may not be assigned by the Company except with the prior written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock. This Agreement shall be binding upon and inure to the benefit of the Company and its permitted successors and assigns and Purchasers and their successors and assigns. The provisions hereof which are for Purchasers' benefit as purchasers or holders of the Series A Preferred Stock and the Warrants are also for the benefit of, and enforceable by, any subsequent holder of such Series A Preferred Stock and Warrants.

         12.5. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given personally or when mailed by certified or registered mail, return receipt requested and postage prepaid, and addressed to the addresses of the respective parties set forth below or to such changed addresses as such parties may have fixed by notice; provided, however, that any notice of change of address shall be effective only upon receipt:


                           If to the Company:
                           Procept, Inc.
                           840 Memorial Drive
                           Cambridge, MA  02139
                           Attn:  Stanley C. Erck

                           With a Copy to:
                           Palmer & Dodge LLP
                           One Beacon Street
                           Boston, MA  02108
                           Attn:  Lynnette C. Fallon

                           If to the Partnership or the Trust:
                           Paramount Capital Asset Management, Inc.
                           787 Seventh Avenue
                           New York, NY 10019
                           Attn: David R. Walner

                           With a Copy to:
                           Kramer, Levin, Naftalis & Frankel
                           919 Third Avenue
                           New York, New York 10022
                           Attention: Monica C. Lord

         12.6. Governing Law. The validity, performance, construction and effect of this Agreement shall be governed by the internal laws of the State of New York without giving effect to such State's principles of conflict of laws.

         12.7. Counterparts. This Agreement may be executed in any number of counterparts and, notwithstanding that any of the parties did not execute the same counterpart, each of such counterparts shall, for all purposes, be deemed an original, and all such counterparts shall constitute one and the same instrument binding on all of the parties thereto.

         12.8. Headings. The headings of the Sections hereof are inserted as a matter of convenience and for reference only and in no way define, limit or describe the scope of this Agreement or the meaning of any provision hereof.

         12.9. Severability. In the event that any provision of this Agreement or the application of any provision hereof is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected except to the extent necessary to delete such illegal, invalid or unenforceable provision unless the provision held invalid shall substantially impair the benefit of the remaining portion of this Agreement.

         12.10. Freedom of Action. (a) The Partnership and the Trust and their affiliates shall not have any obligation to the Company not to (i) engage in the same or similar activities or lines of business as the Company or develop or market any products, services or technologies that does or may in the future compete, directly or indirectly, with those of the Company, (ii) invest or own any interest publicly or privately in, or develop a business relationship with, any corporation, partnership or other person or entity engaged in the same or similar activities or lines or business as, or otherwise in competition with, the Company or (iii) do business with any client, collaborator, licensor, consultant, vendor or customer of the Company. The Partnership and the Trust and its officers, directors, employees or former employees and affiliates shall not have any obligation, or be liable, to the Company solely on account of the conduct described in the preceding sentence. In the event that either of the Partnership or the Trust and any officer, director, employee or former employee or affiliate thereof acquires knowledge of a potential transaction, agreement, arrangement or other matter which may be a corporate opportunity for both the Partnership and the Trust and the Company, neither of the Partnership and the Trust nor their officers, directors, employees or former employees or affiliates shall have any duty to communicate or offer such corporate opportunity to the Company and neither of the Partnership and the Trust nor their officers, directors, employees or former employees or affiliates shall be liable to the Company for breach of any fiduciary duty, as a stockholder or otherwise, solely by reason of the fact that Partnership and the Trust or any of their officers, directors, employees or former employees or affiliates pursue or acquire such corporate opportunity for either of the Partnership or the Trust, direct such corporate opportunity to another person or entity or communicate or fail to communicate such corporate opportunity or entity to the Company. As used in this Section, the Partnership and the Trust shall mean either and both of the Partnership and the Trust and their affiliates (excluding the Company as an affiliate of the Partnership and the Trust).

         (b) The provisions of this Section 12.10 shall be enforceable to the fullest extent permitted by law.

         12.11. Rights of Purchasers Inter Se. Each Purchaser shall have the absolute right to exercise or refrain from exercising any right or rights which such Purchaser may have by reason of this Agreement or any security including, without limitation, the right to consent to the waiver of any obligation of the Company under this Agreement and to enter into an agreement with the Company for the purpose of modifying this Agreement or any agreement effecting such modification, and such Purchaser shall not incur any liability to any other Purchaser or Purchasers with respect to exercising or refraining from exercising any such right or rights. Each Purchaser and Paramount Capital, Inc. may assign to an affiliate any of their respective rights under this Agreement.

         12.12. Consent to Jurisdiction. The parties hereto irrevocably consent to the jurisdiction of the courts of the State of New York and of any federal court located in such State in connection with any action or proceeding arising out of or relating to this Agreement, any document or instrument delivered pursuant to, in connection with or simultaneously with this Agreement, or a breach of this Agreement or any such document or instrument. In any such action or proceeding, each party hereto waives personal service of any summons, complaint or other process and agrees that service thereof may be made in accordance with this Section 12.12. Within 30 days after such service, or such other time as may be mutually agreed upon in writing by the attorneys for the parties to such action or proceeding, the party so served shall appear or answer such summons, complaint or other process.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


                                     PROCEPT INC.


                                     By:   /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------------
                                           Name:
                                           Title:


                                     THE ARIES FUND, A CAYMAN ISLAND
                                     TRUST

                                     By:  its Investment Manager, PARAMOUNT
                                     CAPITAL ASSET MANAGEMENT, INC.


                                     By:    /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------------
                                           Name:  Lindsay A. Rosenwald, M.D.
                                           Title:  President


                                     THE ARIES DOMESTIC FUND, L.P.


                                     By:  its General Partner, PARAMOUNT
                                     CAPITAL ASSET MANAGEMENT, INC..


                                     By:    /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------------
                                           Name:  Lindsay A. Rosenwald, M.D.
                                           Title:  President

                                   EXHIBIT F

THE SECURITIES REPRESENTED BY THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION THEREFROM. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.


                                  PROCEPT, INC.

                                                                         No. A-2
                             SENIOR CONVERTIBLE NOTE

$70,000.00                                                 New York, New York
                                                           June 30, 1997

                  Procept, Inc., a Delaware corporation, (the "Company"), for value received, hereby promises to pay to the Aries Domestic Fund, L.P. (the "Holder"), or registered assigns, the principal sum of seventy thousand dollars ($70,000.00), with interest from the date of original issuance of this Senior Convertible Note on the unpaid principal balance at a rate equal to twelve percent (12%) per annum, on the earlier of (a) September 30, 1997, (b) five (5) business days following the completion of any equity offering or series of equity offerings with gross proceeds to the Company in excess of $1,000,000 (the "Maturity Date"), and (c) the failure of the Company to obtain the Required Shareholder Approval (as defined in the Purchase Agreement). Payment shall be made at such place as designated by the Holder upon surrender of this Senior Convertible Note, and shall be in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. This Senior Convertible Note is one of a duly authorized issue of Procept, Inc. 12% Senior Convertible Notes in an aggregate principal amount of $200,000.00, subject to increase pursuant to Sections 7.27 and 8.6 of the Purchase Agreement (as defined below) (individually a "Note" and collectively the "Notes") issued pursuant to a Securities Purchase Agreement dated June 30, 1997 (the "Purchase Agreement") between the Company and the Holders of the Notes (the "Noteholders"). The Notes shall be senior to all other indebtedness of the Company ("Other Indebtedness") and all Other Indebtedness shall be subordinated to the Notes.




SECTION 1.        PREPAYMENT.

                  This Note (including interest accrued on the principal hereof) may be prepaid by the Company, at any time without penalty or premium provided that the Company shall provide the holders of the Notes with at least 30 days prior written notice of prepayment, and prior to such prepayment, the holders of the Notes shall have the opportunity to exercise their optional conversion rights pursuant to Section 2 hereof.

SECTION 2.         OPTIONAL CONVERSION.

                  (a) Right of Conversion. (i) Immediately or, (ii) if the rules of any securities exchange or automated quotation system on which the Company's common stock, par value $.01 per share, (the "Common Stock") is traded or quoted, or any other law or regulation, require the approval of the shareholders of the Company to permit convertibility of the Notes, then (x) upon the receipt of such approvals but (y) in no event later than September 30, 1997, the Notes shall be convertible, in whole or in part, at the option (the "Optional Conversion Right") of the holders thereof and upon notice to the Company as set forth in paragraph 2(b) below, into either, at the election of the holder (A) shares of Series A Preferred Stock of the Company (the "Preferred Stock") or (B) Common Stock of the Company . In the event that the holders elect to receive Common Stock, the number of shares shall be equal to the Conversion Amount divided by the then current Conversion Price (as defined below). The Conversion Amount shall be the Liquidation Amount (as defined below), or in the case of a partial conversion, such lesser amount as designated by the converting holder. The Liquidation Amount shall mean the aggregate principal value of the Notes held by such Holder plus any accrued and unpaid interest. The Conversion Price shall initially be $.46875, subject to adjustment as provided below, representing an initial conversion rate (subject to adjustment) of 21,333 shares of Common Stock per $10,000 of Conversion Amount.

                  In the event that the holders elect to receive Preferred Stock, then the number of shares of Preferred Stock to be received by the holders shall be the Liquidation Amount divided by the then current Preferred Conversion Price (as defined below). The Preferred Stock Conversion Price shall initially be $100.00, subject to adjustment as provided below, representing a Preferred Stock initial conversion rate (subject to adjustment) of 100 shares of Preferred Stock per $10,000 of Conversion Amount. In the event that the holders elect to receive Preferred Stock in connection with any conversion hereunder rather than Common Stock, any reference to the to the terms "Common Stock" or the "Conversion Price", shall be read to mean the " Preferred Stock" and the "Preferred Conversion Price", with all the provisions applicable to the "Common Stock" and the "Conversion Price" being applied to the terms "Preferred Stock" and the "Preferred Stock Conversion Price", respectively, on a proportional basis .

                  The Conversion Price is subject to adjustment, upon the Series B Final Closing Date (as defined in the Letter of Intent between the Corporation and Paramount Capital, Inc., dated June 30, 1997 (the "Letter of Intent")), if the conversion price of the preferred stock (the "Series B Preferred Stock") sold in the Series B Offering (as defined in the Letter of Intent), or the price per share of any Common Stock sold in such Series B Offering, or the exercise price of any warrants sold in such Series B Offering is less than the Conversion Price. In such event, the Conversion Price shall be reduced to equal the lesser of any such conversion price, purchase price or exercise price of any securities sold in such Series B Offering as in effect on any of the respective closing dates of such Series B Offering. In the event that there is no Series B Final Closing Date, or the above referenced Series B Offering is not commenced or is otherwise terminated, if the price per share of Common Stock (or the effective price, conversion price or exercise price per share of Common Stock, as the case may be, of a security convertible into or exchangeable for Common Stock) offered to investors in the next offering or series of related offerings of equity securities of the Corporation (or any securities convertible into or exercisable for equity securities) following the date hereof which yields gross proceeds to the Corporation in excess of $2,000,000 in the aggregate (a "Qualified Offering") shall be less than the Conversion Price then in effect, the Conversion Price shall be reduced to equal the lowest such offering price (or effective price, conversion price or exercise price, as the case may be) per share of Common Stock to investors in such Qualified Offering.

                  The Conversion Price is subject to adjustment, upon any Approval Issuance (as defined in the Purchase Agreement). In the event of any such Approval Issuance, the Conversion Price shall be adjusted to equal the Dilution Value (as defined in the Purchase Agreement) immediately following such Approval Issuance.

                  (b) Conversion Procedures. Any holder of Notes desiring to convert such Notes into Common Stock shall surrender the Notes at the offices of the Company, which Notes shall be accompanied by irrevocable written notice to the Company that the holder elects so to convert such Notes and specifying the name or names (with address) in which a certificate or certificates evidencing shares of Common Stock are to be issued. The Company will make a notation of the date that a notice of conversion is received, which date shall be deemed to be the date of receipt for purposes hereof.

                  The Company shall deliver to the holder converting the Notes, or to the nominee or nominees of such person, certificates evidencing the number of full shares of Common Stock to which such person shall be entitled as aforesaid, together with a cash adjustment of any fraction of a share as hereinafter provided. Subject to the following provisions of this paragraph, such conversion shall be deemed to have been made as of the date of such surrender of the Notes and the person or persons entitled to receive the Common Stock deliverable upon conversion of such Notes shall be treated for all purposes as the record holder or holders of such Common Stock on such date; provided, however, that the Company shall not be required to convert any Notes while the stock transfer books of the Company are closed for any purpose, but the surrender of Notes for conversion during any period while such books are so closed shall become effective for conversion immediately upon the reopening of such books as if the surrender had been made on the date of such reopening, and the conversion shall be at the conversion rate in effect on such date.

                  All notices of conversion shall be irrevocable; provided, however, that if the Company has sent notice of an event pursuant to paragraph 2(e) hereof, a holder of Notes may, at its election, provide in its notice of conversion that the conversion of its Notes shall be contingent upon the occurrence of the record date or effectiveness of such event (as specified by such holder), provided that such notice of conversion is received by the Company prior to such record date or effective date, as the case may be.

                  (c)      Protection From Dilution.

                    (i) Except as otherwise provided herein, in the event the Company shall, at any time or from time to time after the date hereof, (A) sell or issue any shares of Common Stock for a consideration per share less than either (I) the Conversion Price in effect on the date of such sale or issuance or (II) the Market Price (as defined in the Purchase Agreement) of the Common Stock as of the date of the sale or issuance, (B) issue any shares of Common Stock as a stock dividend to the holders of Common Stock, or (C) subdivide or combine the outstanding shares of Common Stock into a greater or lesser number of shares (any such sale, issuance, subdivision or combination being herein called a "Change of Shares"), then, and thereafter upon each further Change of Shares, the Conversion Price in effect immediately prior to such Change of Shares shall be changed to a price (rounded to the nearest cent) determined by multiplying the Conversion Price in effect immediately prior thereto by a fraction, the numerator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to the sale or issuance of such additional shares or such subdivision or combination and the number of shares of Common Stock which the aggregate consideration received (determined as provided in Subparagraph 2(c)(v)(E)) for the issuance of such additional shares would purchase at the greater of (x) the Conversion Price in effect on the date of such issuance, and (y) the Market Price of the Common Stock as of such date, and the denominator of which shall be the number of shares of Common Stock outstanding immediately after the sale or issuance of such additional shares or such subdivision or combination. Such adjustment shall be made successively whenever such an issuance is made.

                    (ii) In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock, or in case of any consolidation or merger of the Company with or into another entity (other than a consolidation or merger in which the Company is the continuing entity and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock other than the number thereof), or in case of any sale or conveyance to another entity of the property of the Company as, or substantially as, an entirety (other than a sale/leaseback, mortgage or other financing transaction), the Company shall cause effective provision to be made so that the Holder shall be entitled to receive, upon conversion of this Note, the kind and number of shares of stock or other securities or property (including cash) receivable upon such reclassification, capital reorganization or other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior to such reclassification, capital reorganization or other change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Subsection 2(c). The Company shall not effect any such consolidation, merger or sale unless prior to, or simultaneously with, the consummation thereof the successor (if other than the Company) resulting from such consolidation or merger or the entity purchasing assets or other appropriate entity shall assume, by written instrument executed and delivered to the Company, the obligation to deliver to the Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to receive and the other obligations under this Note. The foregoing provisions shall similarly apply to successive reclassifications, capital reorganizations and other changes of outstanding shares of Common Stock and to successive consolidations, mergers, sales or conveyances.

                    (iii) If, at any time or from time to time, the Company shall issue or distribute to the holders of shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (any such event being herein called a "Special Dividend"), then in each case the Holder shall be entitled to a proportionate share of any such Special Dividend as though it were the holder of the number of shares of Common Stock of the Company into which this Note is convertible as of the record date fixed for the determination of the holders of Common Stock of the Company entitled to receive such Special Dividend.

                    (iv) After each adjustment of the Conversion Price pursuant to this Subsection 2(c), the Company will promptly prepare a certificate signed by the Chairman or President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, of the Company setting forth: (A) the Conversion Price as so adjusted, (B) the conversion rate corresponding to such Conversion Price and (C) a brief statement of the facts accounting for such adjustment. The Company will promptly file such certificate in the Note Register (as defined below) and send such certificate by ordinary first class mail to each registered holder of Notes at his or her last address as it shall appear in the Note Register. No failure to mail such notice nor any defect therein or in the mailing thereof shall affect the validity of such adjustment. The affidavit of an authorized officer of the Company that such notice has been mailed shall, in the absence of fraud, be prima facie evidence of the facts stated therein. The Transfer Agent may rely on the information in the certificate as true and correct and has no duty or obligation independently to verify the amounts or calculations set forth therein.

                    (v) For purposes of Subsection 2(c)(i) hereof, the following provisions (A) to (E) shall also be applicable:

                              (A) No adjustment of the Conversion Price shall be
                    made unless such adjustment would require an increase or decrease of at least $.01 in such price; provided that any adjustments which by reason of this Subparagraph (A) are not required to be made shall be carried forward and shall be made at the time of, and together with, the next subsequent adjustment which, together with adjustments so carried forward, shall require an increase or decrease of at least $.01 in the Conversion Price then in effect hereunder.

                              (B) In case of (I) the sale or other  issuance  by
                    the Company (including as a component of a unit) of any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or any securities convertible into or exchangeable for Common Stock (such securities convertible, exercisable or exchangeable into Common Stock being herein called "Convertible Securities"), or (II) the issuance by the Company, without the receipt by the Company of any consideration therefor, of any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, whether or not such rights, warrants or options, or the right to convert or exchange such Convertible Securities, are immediately exercisable, and the consideration per share for which Common Stock is issuable upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities (determined by dividing

                    (x) the minimum aggregate consideration, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, payable to the Company upon the exercise of such rights, warrants or options, plus the consideration received by the Company for the issuance or sale of such rights, warrants or options, plus, in the case of such Convertible Securities, the minimum aggregate amount, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of additional consideration, if any, other than such Convertible Securities, payable upon the conversion or exchange thereof, by (y) the total maximum number, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of shares of Common Stock issuable upon the exercise of such rights, warrants or options or upon the conversion or exchange of such
                    Convertible Securities issuable upon the exercise of such rights, warrants or options) is less than either the Conversion Price or the Market Price of the Common Stock as of the date of the issuance or sale of such rights, warrants or options, then such total maximum number of shares of Common Stock issuable upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities (as of the date of the issuance or sale of such rights, warrants or options) shall be deemed to be "Common Stock" for purposes of Subsection 2(c)(i) and shall be deemed to have been sold for an amount equal to such consideration per share and shall cause an adjustment to be made in accordance with Subsection 2(c)(i).

                              (C) In case  of the  sale  by the  Company  of any
                    Convertible Securities, whether or not the right of conversion or exchange thereunder is immediately exercisable, and the price per share for which Common Stock is issuable upon the conversion or exchange of such Convertible Securities (determined by dividing (x) the total amount of consideration received by the Company for the sale of such Convertible Securities, plus the minimum aggregate amount, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of additional consideration, if any, other than such Convertible Securities, payable upon the conversion or exchange thereof, by (y) the total maximum number, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of shares of Common Stock issuable upon the conversion or exchange of such Convertible Securities) is less than either the Conversion Price or the Market Price of the Common Stock as of the date of the sale of such Convertible Securities, then such total maximum number of shares of Common Stock issuable upon the conversion or exchange of such Convertible Securities (as of the date of the sale of such Convertible Securities) shall be deemed to be "Common Stock" for purposes of Subsection 2(c)(i) and shall be deemed to have been sold for an amount equal to such consideration per share and shall cause an adjustment to be made in accordance with Subsection 2(c)(i).

                              (D) In case the Company shall modify the rights of
                    conversion, exchange or exercise of any of the securities referred to in (B) and (C) above or any other securities of the Company convertible, exchangeable or exercisable for shares of Common Stock, for any reason other than an event that would require adjustment to prevent dilution pursuant to the terms of any such convertible, exchangeable or exercisable instrument, so that the consideration per share received by the Company after such modification is less than either the Conversion Price or the Market Price as of the date prior to such modification, then such securities, to the extent not theretofore exercised, converted or exchanged, shall be deemed to have expired or terminated immediately prior to the date of such modification and the Company shall be deemed for purposes of calculating any adjustments pursuant to this Subsection 2(c) to have issued such new securities upon such new terms on the date of modification. Such adjustment shall become effective as of the date upon which such modification shall take effect. On the expiration or cancellation of any such right, warrant or option or the termination or cancellation of any such right to convert or exchange any such Convertible Securities, the Conversion Price then in effect hereunder shall forthwith be readjusted to such Conversion Price as would have obtained
                    (a) had the adjustments made upon the issuance or sale of such rights, warrants, options or Convertible Securities been made upon the basis of the issuance of only the number of shares of Common Stock theretofore actually delivered (and the total consideration received therefor) upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities and
                    (b) had adjustments been made on the basis of the Conversion Price as adjusted under clause (a) of this sentence for all transactions (which would have affected such adjusted Conversion Price) made after the issuance or sale of such rights, warrants, options or Convertible Securities.

                              (E) In case of the sale of any  shares  of  Common
                    Stock, any Convertible Securities, any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, the consideration received by the Company therefor shall be deemed to be the gross sales price therefor without deducting therefrom any expense paid or incurred by the Company or any underwriting discounts or commissions or concessions paid or allowed by the Company in connection therewith. In the event that any securities shall be issued in connection with any other securities of the Company, together comprising one integral transaction in which no specific consideration is allocated among the securities, then each of such securities shall be deemed to have been issued for such consideration as the Board of Directors of the Company determines in good faith; provided, however that if the holders of in excess of ten percent (10%) of the then outstanding principal amount of Notes disagree with such determination, the Company shall retain, at its own expense, an independent investment banking firm for the purpose of rendering an appraisal.

                    (vi)   Notwithstanding   any  other  provision   hereof,  no
adjustment to the Conversion Price will be made:

                              (A) upon the  exercise  of (i) any of the  options
                    outstanding on the date hereof under the Company's existing stock option plans, or (ii) any warrants outstanding on the date hereof listed on schedule 5.3 to the Purchase Agreement, copies of which have been provided to the Holder prior to the date hereof; or

                              (B) upon the  issuance  or  exercise of options or
                    stock which may hereafter be granted, purchased or sold with the approval of the Board of Directors, or exercised, under any employee benefit plan or the 1993 Employee Stock Purchase Plan of the Company to officers, directors, consultants or employees, but only with respect to such options as are exercisable at, and shares which are purchased and/or sold at, prices no lower than the Closing Bid Price (as defined in the Purchase Agreement) (or, if the Closing Bid Price cannot be determined, the Fair Market Value (as defined in the Purchase Agreement)) of the Common Stock as of the date of grant thereof; or

                              (C) upon  issuance or  exercise  of the  Placement
                    Warrants, or the Advisory Warrants, (as defined in the Letter of Intent) (collectively, the "Paramount Warrants"), upon the issuance of any Common Stock pursuant to the Purchase Agreement (including any Article IX Issuances (as defined therein)), upon the exercise of the Class A and Class B Warrants (as defined in the Letter of Intent) or upon the issuance, conversion or exercise of the Series B Preferred Stock or Common Stock (including any common stock issuable pursuant to contractual rights analogous to the
                    Article IX  Issuances)  or the Class C Warrants to be issued
                    (i) on or prior to the Series B Final Closing Date (as defined in the Letter of Intent) or (ii) pursuant to the exercise of the Paramount Warrants, or upon the issuance, conversion or exercise of any Series A or Series B Preferred Stock or Class A, Class B or Class C Warrants approved in writing by the Placement Agent, or upon the issuance of any other equity securities of the Company to the extent that such issuance causes an adjustment to the Conversion Price pursuant to the second paragraph of Subsection 2(a); or

                              (D) upon the  issuance or sale of Common  Stock or
                    Convertible Securities pursuant to the exercise of any rights, options or warrants to receive, subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, whether or not such rights, warrants or options were outstanding on the date of the original issuance of the Notes or were thereafter issued or sold, provided that an adjustment was either made or not required to be made in accordance with Subsection 2(c)(i) in connection with the issuance or sale of such securities or any modification of the terms thereof; or

                              (E) upon the issuance or sale of Common Stock upon
                    conversion or exchange of any Convertible Securities, provided that any adjustments required to be made upon the issuance or sale of such Convertible Securities or any modification of the terms thereof were so made, and whether or not such Convertible Securities were outstanding on the date of the original issuance of the Notes or were thereafter issued or sold.

Subparagraph 2(c)(v)(D) shall nevertheless apply to any modification of the rights of conversion, exchange or exercise of any of the securities referred to in Subparagraphs (A), (B), (D) and (E), or to the extent effected with respect to fewer than all of such securities, Subparagraph (C) of this Subsection 2(c)(vi).

                    (vii) As used in this Subsection 2(c), the term "Common Stock" shall mean and include the Company's Common Stock authorized on the date of the original issue of the Notes and shall also include any capital stock of any class of the Company thereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary liquidation, dissolution or winding up of the Company; provided, however, that the shares issuable upon conversion of the Notes shall include only shares of such class designated in the Certificate of Incorporation as Common Stock on the date of the original issue of the Notes or (i), in the case of any reclassification, change, consolidation, merger, sale or conveyance of the character referred to in Subsection 2(c)(ii) hereof, the stock, securities or property provided for in such section or (ii), in the case of any reclassification or change in the outstanding shares of Common Stock issuable upon conversion of the Notes as a result of a subdivision or combination or consisting of a change in par value, or from par value to no par value, or from no par value to par value, such shares of Common Stock as so reclassified or changed.

                    (viii) Any determination as to whether an adjustment in the Conversion Price in effect hereunder is required pursuant to Subsection 2(a) or 2(c), or as to the amount of any such adjustment, if required, shall be binding upon the holders of the Notes and the Company if made in good faith by the Board of Directors of the Company.

                  (d) Reservation of Shares; Transfer Taxes; Etc. The Company shall at all times reserve and keep available, out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Notes, including, without limitation upon any Default Conversion, such number of shares of its Common Stock free of preemptive rights as shall be sufficient to effect the conversion of all Notes from time to time outstanding. The Company shall use its best efforts from time to time, in accordance with the laws of the State of Delaware, to increase the authorized number of shares of Common Stock if at any time the number of shares of Common Stock not outstanding shall not be sufficient to permit the conversion of all the then-outstanding Notes.

                  The Company shall pay any and all issue or other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of the Notes. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of Common Stock (or other securities or assets) in a name other than that in which the Notes so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Company the amount of such tax or has established, to the satisfaction of the Company, that such tax has been paid. The Company covenants that all shares of Common Stock issuable upon exercise of the Optional and Default Conversion Rights shall be validly issued, fully paid and nonassessable.

                  (e) Prior Notice of Certain Events. In case:

                    (i) the Company shall declare any dividend (or any other distribution); or

                    (ii) the Company shall authorize the granting to the holders of Common Stock of rights or warrants to subscribe for or purchase any shares of stock of any class or of any other rights or warrants; or

                    (iii) of any reclassification of Common Stock (other than a subdivision or combination of the outstanding Common Stock, or a change in par value, or from par value to no par value, or from no par value to par value); or

                    (iv) of any consolidation or merger to which the Company is a party and for which approval of any stockholders of the Company shall be required, or of the sale or transfer of all or substantially all of the assets of the Company or of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or other property; or

                    (v) of the voluntary or involuntary dissolution, liquidation or winding up of the Company;

then the Company shall cause to be mailed to the holders of Notes, at their last addresses as they shall appear upon the books of the Company, at least 20 days prior to the applicable record date hereinafter specified, a notice stating (x) the date on which a record (if any) is to be taken for the purpose of such dividend, distribution or granting of rights or warrants or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined and a description of the cash, securities or other property to be received by such holders upon such dividend, distribution or granting of rights or warrants or (y) the date on which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up or other liquidation event is expected to become effective, the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such exchange, dissolution, liquidation or winding up or other liquidation event and the consideration, including securities or other property, to be received by such holders upon such exchange; provided, however, that no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice.

                    (f) Other Changes in Conversion Rate. The Company from time to time may increase the Conversion Rate by any amount for any period of time if the period is at least 20 days and if the increase is irrevocable during the period. Whenever the Conversion Rate is so increased, the Company shall mail to holders of record of Notes a notice of the increase at least 15 days before the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period it will be in effect.

                    The Company may make such increases in the Conversion Rate, in addition to those required or allowed by this paragraph 4, as shall be determined by it, as evidenced by a resolution of the Board of Directors, to be advisable in order to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock or from any event treated as such for income tax purposes.

SECTION 3.          DEFAULT CONVERSION.

                    (a) If this Note and all accrued interest shall not have been paid in full on or before the Maturity Date or upon the occurrence of an Event of Default (as defined in Section 7 hereof), the Holder shall have the right (the "Default Conversion Right"), in addition to any other available remedies set forth in Section 8 hereof or at law or in equity, to convert ten percent (10%) of the principal amount of the Notes (the "Default Conversion Amount") into a number of shares of Common Stock of the Company ("Default Conversion Share Amount") which, when added to the Voting Securities (as defined below) then owned by the Noteholders, equals fifty-one percent (51%) of the outstanding shares of Common Stock of the Company for a purchase price of $.01 per share (the "Default Conversion Price"). For purposes of this Section 3, Voting Securities shall mean the Alternate Offering Common Stock and/or Series A Preferred Stock (both as defined in the Purchase Agreement)). Upon conversion, the Company shall pay all accrued and unpaid interest on the Default Conversion Amount.

                    (b) To exercise the Default Conversion Right, the Holder, on or before the twentieth day after the Maturity Date, but before payment in full of the then outstanding principal and interest under this Note, shall deliver to the Company, at its office at as set forth in Section 11, or at such other place as is designated in writing by the Company, a notice (the "Conversion Notice") stating that the Holder is exercising the Default Conversion Right, the Default Conversion Amount and the name or names in which the Holder wishes the certificates for shares of Common Stock to be issued.

                    (c) To the extent permitted by applicable law, upon exercise of the Default Conversion Right, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise (the "Conversion Shares"), notwithstanding that the transfer books of the Company shall then be closed or certificates representing such Conversion Shares shall not then have been actually delivered to the Holder. As soon as practicable and in any event within five (5) days after exercise of the Default Conversion Right, the Company shall issue and deliver to the Holder a certificate or certificates evidencing the Conversion Shares registered in the name of the Holder or its designee, provided that the Company may require the holder, by notice given to the Holder promptly after receipt of the Conversion Notice, as a condition to the delivery of such certificate or certificates, to present this Note to the Company for the placement hereon of a legend indicating that the Default Conversion Right has been exercised to the extent of the Default Conversion Amount, and this Note (unless thereby paid in full) shall be immediately returned to the Holder.

                    (d) The issuance of any shares or other securities upon the exercise of the Default Conversion Right, and the delivery of certificates or other instruments representing such shares or other securities, shall be made without charge to the Holder for any tax or other charge in respect of such issuance. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder and the Company shall not be required to issue or deliver any such certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

                    (e) The Holder shall not have, solely on account of such status as a Holder of this Note, any rights of a stockholder of the Company, either at law or in equity, or any notice of meetings of stockholders or of any other proceedings of the Company except as provided in this Note.

SECTION 4.          FRACTIONAL SHARES.

                    The Company shall not be required to issue fractions of shares of Common Stock or other capital stock of the Company upon the exercise of the Optional and Default Conversion Right. If any fraction of a share would be issuable on any exercise of the Optional or Default Conversion Right (or specified portions thereof), the Company shall purchase such fraction for an amount in cash equal to the same fraction of the closing price for the Common Stock on the trading date immediately preceding the date of exercise of such Option or Default Conversion Right.

SECTION 5.          AFFIRMATIVE COVENANTS OF THE COMPANY.

                    The Company covenants and agrees that until the payment in full of this Note, the Company shall:

                    (a) Existence; Business. (i) Preserve, renew and keep in full force and effect its legal existence and (ii) obtain, preserve, renew, extend and keep in full force and effect the licenses, permits, authorizations, patents, trademarks and trade names material to its business.

                    (b) Use of Proceeds. Use the proceeds of the Notes of this issue solely as set forth in Section 7.6 of the Purchase Agreement.

                    (c) Reports. Furnish to the Holder, at the time furnished to the Company's stockholders, reports furnished generally to the Company's stockholders, and copies of Current Reports on Form 8-K.

                    (d) Notice of Events of Default. Furnish to the Holder prompt written notice of any Event of Default, specifying the nature and extent thereof and corrective action, if any, proposed to be taken with respect thereto.

                    (e)   Authorization   of  Stock  Issuable  Upon  Conversion.
Authorize and reserve a sufficient number of its shares for exercise of the Optional and Default Conversion Rights.

SECTION 6.          NEGATIVE COVENANTS OF THE COMPANY.

                    The Company covenants and agrees with the Holder that until the payment in full of this Note, the Company shall not:

                    (a) Indebtedness. Without the prior written consent of the Holders, incur, create, assume, nor suffer to exist any indebtedness including but not limited to any indebtedness to current executive officers, employees, directors or principal stockholders of the Company, but excluding (i) accounts payable incurred in the ordinary course and paid in accordance with roman numeral (iv) of paragraph 14 of the Letter of Intent dated June 30, 1997 and
(ii) indebtedness existing on the date hereof reflected in the Company's March 31, 1997 Financial Statement.

                    (b) Liens. Create, incur, assume or permit to exist any lien on any property or assets (including stock or other securities of any person) now owned or hereafter acquired by the Company, except (i) liens for taxes not yet due or which are being contested by appropriate proceedings; (ii) carriers', warehousemen's, mechanic's, materialmen's, repairmen's or other like liens arising in the ordinary course of business and securing obligations that are not due or which are being contested; or (iii) liens of attachments, judgments or awards against the Company (X) which could not reasonably be expected to have an adverse material effect on the Company or (Y) with respect to which an appeal or proceeding for review shall be pending or a stay of execution shall have been obtained, or which are otherwise being contested in good faith and by appropriate proceedings, or (iv) purchase money liens, equipment leases and financings incurred in the ordinary course of business.

                    (c) Sale and Lease-Back Transactions. Enter into any arrangement, directly or indirectly, with any person whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent (including intellectual property), lease or license such property or other property which it intends to use for substantially the same purpose or purposes as the property being sold or transferred.

                    (d) Mergers, Consolidations, Sales of Assets and Acquisitions. Merge into or consolidate with any other person, or permit any other person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or a substantial part of its assets (whether now owned or hereafter acquired) or purchase, lease or otherwise acquire (in one transaction or a series of transactions) all or a substantial part of the assets of any other person.

                    (e) Dividends and Distributions. Declare or pay, directly or indirectly, any dividend or make any other distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, with respect to any shares of its capital stock or directly or indirectly redeem, purchase, retire or otherwise acquire for value any shares of any class of its capital stock or set aside any amount for any such purpose, except as permitted by Section 7.14 of the Purchase Agreement.

                    (f) No Impairment. By amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder of this Note against impairment.

SECTION 7.          EVENTS OF DEFAULT DEFINED.

                    The following shall each constitute an "Event of Default" hereunder:

                    (a) the failure of the Company to make any payment of principal of, or interest on, this Note when due and payable;

                    (b) the failure of the Company to observe or perform any covenant in this Note or in the Purchase Agreement, and such failure shall have continued unremedied for a period of five (5) days;

                    (c) if the Company shall:

                              (1) admit in writing its inability to pay its debts generally as they become due,

                              (2)       file  a  petition  in  bankruptcy  or  a
                                        petition  to  take   advantage   of  any
                                        insolvency act,

                              (3) make an assignment for the benefit of its creditors,

                              (4)       consent to the appointment of a receiver
                                        of   itself  or  of  the  whole  or  any
                                        substantial part of its property,

                              (5)       on  a  petition  in   bankruptcy   filed
                                        against, be adjudicated a bankrupt, or

                              (6) file a petition or answer seeking reorganization or arrangement under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any state thereof;

                    (d) if a court of competent jurisdiction shall enter an order, judgment or decree appointing, without the consent of the Company, a receiver of the Company or of the whole or any substantial part of its property, or approving a petition filed against it seeking reorganization or arrangement of the Company under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any State thereof, and such order, judgment or decree shall not be vacated or set aside or stayed within thirty
(30) days from the date of entry thereof;

                    (e) if, under the provisions of any other law for the relief or aid of debtors, any court of competent jurisdiction shall assume custody or control of the Company or the whole or any substantial part of its property and such custody or control shall not be terminated or stayed within thirty (30) days from the date of assumption of such custody or control;

                    (f) the liquidation, dissolution or winding up of the Company;

                    (g) the failure to comply with any section of the Purchase Agreement; or

                    (h) a final judgment or judgments for the payment of money in excess of $1,000,000 in the aggregate shall be rendered by one or more courts, administrative or arbitral tribunals or other bodies having jurisdiction against the Company and the same shall not be discharged (or provision shall not be made for such discharge), or a stay of execution thereof shall not be procured, within 30 days from the date of entry thereof and the Company shall not, within such 30-day period, or such longer period during which execution of the same shall have been stayed, appeal therefrom and cause the execution thereof to be stayed during such appeal.

SECTION 8.          REMEDIES UPON EVENT OF DEFAULT.

                    (i) Upon the occurrence of an Event of Default, (i) the entire principal amount of, and all accrued and unpaid interest on, this Note shall automatically become immediately due and payable without presentment, demand, protest or other formalities of any kind, all of which are hereby expressly waived by the Company and (ii) additional interest shall begin to accrue, and shall be considered immediately due and payable, on the unpaid principal amount of this Note at the rate of eighteen percent (18%) per annum and shall continue to accrue until the initial interest and additional interest is paid. In addition, the Holder may take any action available to it under the Purchase Agreement or at law or in equity or by statute or otherwise.

                    (j) No remedy herein conferred upon the Holder of this Note is intended to be exclusive of any other remedy and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

SECTION 9.          NOTE REGISTER.

                    (a) The Company shall keep at its principal executive office a register (herein sometimes referred to as the "Note Register"), in which, subject to such reasonable regulations as it may prescribe, but at its expense (other than transfer taxes, if any), the Company shall provide for registration and transfer of this Note.

                    (b) Whenever this Note shall be surrendered at the principal executive office of the Company for transfer or exchange, accompanied by a written instrument of transfer in form reasonably satisfactory to the Company duly executed by the Holder hereof or his attorney duly authorized in writing, the Company shall execute and deliver in exchange therefor a new Note or Notes, as may be requested by such Holder, in the same aggregate unpaid principal amount and payable on the same date as the principal amount of the Note or Notes so surrendered; each such new Note shall be dated as of the date to which interest has been paid on the unpaid principal amount of the Note or Notes so surrendered and shall be in such principal amount and registered in such name or names as such Holder may designate in writing.

                    (c) Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Note and of indemnity reasonably satisfactory to it, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of this Note (in case of mutilation) the Company will make and deliver in lieu of this Note a new Note of like tenor and unpaid principal amount and dated as of the date to which interest has been paid on the unpaid principal amount of this Note in lieu of which such new Note is made and delivered.


SECTION 10.         REGISTRATION UNDER SECURITIES ACT OF 1933.

                    The Holder of this Note shall have registration rights as provided in Section 8 of the Purchase Agreement, with respect to the shares of Common Stock issuable upon conversion of the Notes pursuant to the Optional and Default Conversion Right. If the Holder is not a party to the Purchase
Agreement, by acceptance of this Note, the Holder agrees to comply with provisions of Section 8 of the Purchase Agreement to the same extent as if it were a party thereto.

SECTION 11.         MISCELLANEOUS.

                    (a) Amendments and Waivers. The holders of sixty-six and two-thirds percent (66 2/3%) or more in principal amount of outstanding Notes of this issue may waive or otherwise consent to the amendment of any of the provisions hereof, provided that no such waiver or amendment may reduce the principal amount of or interest on any of the Notes of this issue or change the stated maturity of the principal or reduce the percentage of holders of Notes of this issue necessary to waive or amend the provisions of this Note, without the consent of each holder of any Note affected thereby.

                    (b) Restrictions on Transferability. In addition to the restrictions set forth in Section 6(a) of this Note, the securities represented by this Note have been acquired for investment and have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction. Without such registration, such securities may not be sold, pledged, hypothecated or otherwise transferred, except pursuant to exemptions from the Securities Act of 1933, and the securities laws of any state or other jurisdiction. Notwithstanding the above, the holder of this Note has been provided the registration rights contained in Section 8 of the Purchase Agreement with respect to the shares of the Company's Common Stock which may be acquired upon exercise of the Optional and Default Conversion Right.

                    (c) Forbearance from Suit. No holder of Notes of this issue shall institute any suit or proceeding for the enforcement of the payment of principal or interest unless the holders of at least fifty-one percent (51%) in principal amount of all of the outstanding Notes of this issue join in such suit or proceeding.

                    (d) Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York, excluding the body of law relating to conflict of laws. Notwithstanding anything to the contrary contained herein, in no event may the effective rate of interest collected or received by the Holder exceed that which may be charged, collected or received by the Holder under applicable law.

                    (e) Interpretation. If any term or provision of this Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

                    (f) Successors and Assigns. This Note shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Holder and its successors and assigns.

                    (g) Notices. All notices, requests, consents and demands shall be made in writing and shall be mailed postage prepaid, or delivered by hand, to the Company or to the Holder thereof at their respective addresses set forth below or to such other address as may be furnished in writing to the other party hereto:

     If to the Holder:      At the address shown on Schedule A attached hereto.

     with a copy to:        Paramount Capital Asset Management, Inc.
                            787 Seventh Avenue
                            New York, NY  10019
                            Attn:  David R. Walner

     If to the Company:     Procept, Inc.
                            840 Memorial Drive
                            Cambridge, MA
                            Attention: Stanley C. Erck
      with a copy to:           Paramount Capital Asset Management, Inc.
                                787 Seventh Avenue
                                New York, NY  10019
                                Attn:  Michael S. Weiss

                    (h) Saturdays, Sundays, Holidays. If any date that may at any time be specified in this Note as a date for the making of any payment of principal or interest under this Note shall fall on Saturday, Sunday or on a day which in New York shall be a legal holiday, then the date for the making of that payment shall be the next subsequent day which is not a Saturday, Sunday or legal holiday.

                    (i) Purchase Agreement. This Note is subject to the terms contained in the Purchase Agreement and the Operative Documents (as defined in Purchase Agreement) dated the date hereof between the Company and certain purchasers of the Notes and the holder of this Note is entitled to the benefits of such Purchase Agreement and the Operative Documents and may, in addition to any rights hereunder, enforce the agreements of the Company contained therein and exercise the remedies provided for thereby or otherwise available in respect thereof.

         IN WITNESS WHEREOF, this Note has been executed and delivered on the date first above written by the duly authorized representative of the Company.


ATTEST:                             PROCEPT, INC.


/s/ Lynnette C. Fallon              By:   /s/ Stanley C. Erck
-----------------------                   --------------------------------
                                    Name:   Stanley C. Erck
                                    Its:    President

                                   EXHIBIT G

THE SECURITIES REPRESENTED BY THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION THEREFROM. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.


                                  PROCEPT, INC.
                                                                         No. A-1
                             SENIOR CONVERTIBLE NOTE

$130,000.00                                                   New York, New York
                                                              June 30, 1997

                  Procept, Inc., a Delaware corporation, (the "Company"), for value received, hereby promises to pay to The Aries Fund, a Cayman Island Trust (the "Holder"), or registered assigns, the principal sum of one hundred thirty thousand dollars ($130,000.00), with interest from the date of original issuance of this Senior Convertible Note on the unpaid principal balance at a rate equal to twelve percent (12%) per annum, on the earlier of (a) September 30, 1997, (b) five (5) business days following the completion of any equity offering or series of equity offerings with gross proceeds to the Company in excess of $1,000,000 (the "Maturity Date"), and (c) the failure of the Company to obtain the Required Shareholder Approval (as defined in the Purchase Agreement). Payment shall be made at such place as designated by the Holder upon surrender of this Senior Convertible Note, and shall be in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. This Senior Convertible Note is one of a duly authorized issue of Procept, Inc. 12% Senior Convertible Notes in an aggregate principal amount of $200,000.00, subject to increase pursuant to Sections 7.27 and 8.6 of the Purchase Agreement (as defined below) (individually a "Note" and collectively the "Notes") issued pursuant to a Securities Purchase Agreement dated June 30, 1997 (the "Purchase Agreement") between the Company and the Holders of the Notes (the "Noteholders"). The Notes shall be senior to all other indebtedness of the Company ("Other Indebtedness") and all Other Indebtedness shall be subordinated to the Notes.




SECTION 1.         PREPAYMENT.

                  This Note (including interest accrued on the principal hereof) may be prepaid by the Company, at any time without penalty or premium provided that the Company shall provide the holders of the Notes with at least 30 days prior written notice of prepayment, and prior to such prepayment, the holders of the Notes shall have the opportunity to exercise their optional conversion rights pursuant to Section 2 hereof.

SECTION 2.         OPTIONAL CONVERSION.

                  (a) Right of Conversion. (i) Immediately or, (ii) if the rules of any securities exchange or automated quotation system on which the Company's common stock, par value $.01 per share, (the "Common Stock") is traded or quoted, or any other law or regulation, require the approval of the shareholders of the Company to permit convertibility of the Notes, then (x) upon the receipt of such approvals but (y) in no event later than September 30, 1997, the Notes shall be convertible, in whole or in part, at the option (the "Optional Conversion Right") of the holders thereof and upon notice to the Company as set forth in paragraph 2(b) below, into either, at the election of the holder (A) shares of Series A Preferred Stock of the Company (the "Preferred Stock") or (B) Common Stock of the Company . In the event that the holders elect to receive Common Stock, the number of shares shall be equal to the Conversion Amount divided by the then current Conversion Price (as defined below). The Conversion Amount shall be the Liquidation Amount (as defined below), or in the case of a partial conversion, such lesser amount as designated by the converting holder. The Liquidation Amount shall mean the aggregate principal value of the Notes held by such Holder plus any accrued and unpaid interest. The Conversion Price shall initially be $.46875, subject to adjustment as provided below, representing an initial conversion rate (subject to adjustment) of 21,333 shares of Common Stock per $10,000 of Conversion Amount.

                  In the event that the holders elect to receive Preferred Stock, then the number of shares of Preferred Stock to be received by the holders shall be the Liquidation Amount divided by the then current Preferred Conversion Price (as defined below). The Preferred Stock Conversion Price shall initially be $100.00, subject to adjustment as provided below, representing a Preferred Stock initial conversion rate (subject to adjustment) of 100 shares of Preferred Stock per $10,000 of Conversion Amount. In the event that the holders elect to receive Preferred Stock in connection with any conversion hereunder rather than Common Stock, any reference to the to the terms "Common Stock" or the "Conversion Price", shall be read to mean the " Preferred Stock" and the "Preferred Conversion Price", with all the provisions applicable to the "Common Stock" and the "Conversion Price" being applied to the terms "Preferred Stock" and the "Preferred Stock Conversion Price", respectively, on a proportional basis .

                  The Conversion Price is subject to adjustment, upon the Series B Final Closing Date (as defined in the Letter of Intent between the Corporation and Paramount Capital, Inc., dated June 30, 1997 (the "Letter of Intent")), if the conversion price of the preferred stock (the "Series B Preferred Stock") sold in the Series B Offering (as defined in the Letter of Intent), or the price per share of any Common Stock sold in such Series B Offering, or the exercise price of any warrants sold in such Series B Offering is less than the Conversion Price. In such event, the Conversion Price shall be reduced to equal the lesser of any such conversion price, purchase price or exercise price of any securities sold in such Series B Offering as in effect on any of the respective closing dates of such Series B Offering. In the event that there is no Series B Final

Closing Date, or the above referenced Series B Offering is not commenced or is otherwise terminated, if the price per share of Common Stock (or the effective price, conversion price or exercise price per share of Common Stock, as the case may be, of a security convertible into or exchangeable for Common Stock) offered to investors in the next offering or series of related offerings of equity securities of the Corporation (or any securities convertible into or exercisable for equity securities) following the date hereof which yields gross proceeds to the Corporation in excess of $2,000,000 in the aggregate (a "Qualified Offering") shall be less than the Conversion Price then in effect, the Conversion Price shall be reduced to equal the lowest such offering price (or effective price, conversion price or exercise price, as the case may be) per share of Common Stock to investors in such Qualified Offering.

                  The Conversion Price is subject to adjustment, upon any Approval Issuance (as defined in the Purchase Agreement). In the event of any such Approval Issuance, the Conversion Price shall be adjusted to equal the Dilution Value (as defined in the Purchase Agreement) immediately following such Approval Issuance.

                  (b) Conversion Procedures. Any holder of Notes desiring to convert such Notes into Common Stock shall surrender the Notes at the offices of the Company, which Notes shall be accompanied by irrevocable written notice to the Company that the holder elects so to convert such Notes and specifying the name or names (with address) in which a certificate or certificates evidencing shares of Common Stock are to be issued. The Company will make a notation of the date that a notice of conversion is received, which date shall be deemed to be the date of receipt for purposes hereof.

                  The Company shall deliver to the holder converting the Notes, or to the nominee or nominees of such person, certificates evidencing the number of full shares of Common Stock to which such person shall be entitled as aforesaid, together with a cash adjustment of any fraction of a share as hereinafter provided. Subject to the following provisions of this paragraph, such conversion shall be deemed to have been made as of the date of such surrender of the Notes and the person or persons entitled to receive the Common Stock deliverable upon conversion of such Notes shall be treated for all purposes as the record holder or holders of such Common Stock on such date; provided, however, that the Company shall not be required to convert any Notes while the stock transfer books of the Company are closed for any purpose, but the surrender of Notes for conversion during any period while such books are so closed shall become effective for conversion immediately upon the reopening of such books as if the surrender had been made on the date of such reopening, and the conversion shall be at the conversion rate in effect on such date.

                  All notices of conversion shall be irrevocable; provided, however, that if the Company has sent notice of an event pursuant to paragraph 2(e) hereof, a holder of Notes may, at its election, provide in its notice of conversion that the conversion of its Notes shall be contingent upon the occurrence of the record date or effectiveness of such event (as specified by such holder), provided that such notice of conversion is received by the Company prior to such record date or effective date, as the case may be.

                  (c)      Protection From Dilution.

                    (i) Except as otherwise provided herein, in the event the Company shall, at any time or from time to time after the date hereof, (A) sell or issue any shares of Common Stock for a consideration per share less than either (I) the Conversion Price in effect on the date of such sale or issuance or (II) the Market Price (as defined in the Purchase Agreement) of the Common Stock as of the date of the sale or issuance, (B) issue any shares of Common Stock as a stock dividend to the holders of Common Stock, or (C) subdivide or combine the outstanding shares of Common Stock into a greater or lesser number of shares (any such sale, issuance, subdivision or combination being herein called a "Change of Shares"), then, and thereafter upon each further Change of Shares, the Conversion Price in effect immediately prior to such Change of Shares shall be changed to a price (rounded to the nearest cent) determined by multiplying the Conversion Price in effect immediately prior thereto by a fraction, the numerator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to the sale or issuance of such additional shares or such subdivision or combination and the number of shares of Common Stock which the aggregate consideration received (determined as provided in Subparagraph 2(c)(v)(E)) for the issuance of such additional shares would purchase at the greater of (x) the Conversion Price in effect on the date of such issuance, and (y) the Market Price of the Common Stock as of such date, and the denominator of which shall be the number of shares of Common Stock outstanding immediately after the sale or issuance of such additional shares or such subdivision or combination. Such adjustment shall be made successively whenever such an issuance is made.

                    (ii) In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock, or in case of any consolidation or merger of the Company with or into another entity (other than a consolidation or merger in which the Company is the continuing entity and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock other than the number thereof), or in case of any sale or conveyance to another entity of the property of the Company as, or substantially as, an entirety (other than a sale/leaseback, mortgage or other financing transaction), the Company shall cause effective provision to be made so that the Holder shall be entitled to receive, upon conversion of this Note, the kind and number of shares of stock or other securities or property (including cash) receivable upon such reclassification, capital reorganization or other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior to such reclassification, capital reorganization or other change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Subsection 2(c). The Company shall not effect any such consolidation, merger or sale unless prior to, or simultaneously with, the consummation thereof the successor (if other than the Company) resulting from such consolidation or merger or the entity purchasing assets or other appropriate entity shall assume, by written instrument executed and delivered to the Company, the obligation to deliver to the Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to receive and the other obligations under this Note. The foregoing provisions shall similarly apply to successive reclassifications, capital reorganizations and other changes of outstanding shares of Common Stock and to successive consolidations, mergers, sales or conveyances.

                    (iii) If, at any time or from time to time, the Company shall issue or distribute to the holders of shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (any such event being herein called a "Special Dividend"), then in each case the Holder shall be entitled to a proportionate share of any such Special Dividend as though it were the holder of the number of shares of Common Stock of the Company into which this Note is convertible as of the record date fixed for the determination of the holders of Common Stock of the Company entitled to receive such Special Dividend.

                    (iv) After each adjustment of the Conversion Price pursuant to this Subsection 2(c), the Company will promptly prepare a certificate signed by the Chairman or President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, of the Company setting forth: (A) the Conversion Price as so adjusted, (B) the conversion rate corresponding to such Conversion Price and (C) a brief statement of the facts accounting for such adjustment. The Company will promptly file such certificate in the Note Register (as defined below) and send such certificate by ordinary first class mail to each registered holder of Notes at his or her last address as it shall appear in the Note Register. No failure to mail such notice nor any defect therein or in the mailing thereof shall affect the validity of such adjustment. The affidavit of an authorized officer of the Company that such notice has been mailed shall, in the absence of fraud, be prima facie evidence of the facts stated therein. The Transfer Agent may rely on the information in the certificate as true and correct and has no duty or obligation independently to verify the amounts or calculations set forth therein.

                    (v) For purposes of Subsection 2(c)(i) hereof, the following provisions (A) to (E) shall also be applicable:

                           (A) No  adjustment of the  Conversion  Price shall be
                    made unless such adjustment would require an increase or decrease of at least $.01 in such price; provided that any adjustments which by reason of this Subparagraph (A) are not required to be made shall be carried forward and shall be made at the time of, and together with, the next subsequent adjustment which, together with adjustments so carried forward, shall require an increase or decrease of at least $.01 in the Conversion Price then in effect hereunder.

                           (B) In case of (I) the sale or other  issuance by the
                    Company (including as a component of a unit) of any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or any securities convertible into or exchangeable for Common Stock (such securities convertible, exercisable or exchangeable into Common Stock being herein called "Convertible Securities"), or (II) the issuance by the Company, without the receipt by the Company of any consideration therefor, of any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, whether or not such rights, warrants or options, or the right to convert or exchange such Convertible Securities, are immediately exercisable, and the consideration per share for which Common Stock is issuable upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities (determined by dividing

                    (x) the minimum aggregate consideration, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, payable to the Company upon the exercise of such rights, warrants or options, plus the consideration received by the Company for the issuance or sale of such rights, warrants or options, plus, in the case of such Convertible Securities, the minimum aggregate amount, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of additional consideration, if any, other than such Convertible Securities, payable upon the conversion or exchange thereof, by (y) the total maximum number, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of shares of Common Stock issuable upon the exercise of such rights, warrants or options or upon the conversion or exchange of such
                    Convertible Securities issuable upon the exercise of such rights, warrants or options) is less than either the Conversion Price or the Market Price of the Common Stock as of the date of the issuance or sale of such rights, warrants or options, then such total maximum number of shares of Common Stock issuable upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities (as of the date of the issuance or sale of such rights, warrants or options) shall be deemed to be "Common Stock" for purposes of Subsection 2(c)(i) and shall be deemed to have been sold for an amount equal to such consideration per share and shall cause an adjustment to be made in accordance with Subsection 2(c)(i).

                           (C) In case of the sale by the Company of any Convertible Securities, whether or not the right of conversion or exchange thereunder is immediately exercisable, and the price per share for which Common Stock is issuable upon the conversion or exchange of such Convertible Securities (determined by dividing (x) the total amount of consideration received by the Company for the sale of such Convertible Securities, plus the minimum aggregate amount, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of additional consideration, if any, other than such Convertible Securities, payable upon the conversion or exchange thereof, by (y) the total maximum number, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of shares of Common Stock issuable upon the conversion or exchange of such Convertible Securities) is less than either the Conversion Price or the Market Price of the Common Stock as of the date of the sale of such Convertible Securities, then such total maximum number of shares of Common Stock issuable upon the conversion or exchange of such Convertible Securities (as of the date of the sale of such Convertible Securities) shall be deemed to be "Common Stock" for purposes of Subsection 2(c)(i) and shall be deemed to have been sold for an amount equal to such consideration per share and shall cause an adjustment to be made in accordance with Subsection 2(c)(i).

                           (D) In case the  Company  shall  modify the rights of
                    conversion, exchange or exercise of any of the securities referred to in (B) and (C) above or any other securities of the Company convertible, exchangeable or exercisable for shares of Common Stock, for any reason other than an event that would require adjustment to prevent dilution pursuant to the terms of any such convertible, exchangeable or exercisable instrument, so that the consideration per share received by the Company after such modification is less than either the Conversion Price or the Market Price as of the date prior to such modification, then such securities, to the extent not theretofore exercised, converted or exchanged, shall be deemed to have expired or terminated immediately prior to the date of such modification and the Company shall be deemed for purposes of calculating any adjustments pursuant to this Subsection 2(c) to have issued such new securities upon such new terms on the date of modification. Such adjustment shall become effective as of the date upon which such modification shall take effect. On the expiration or cancellation of any such right, warrant or option or the termination or cancellation of any such right to convert or exchange any such Convertible Securities, the Conversion Price then in effect hereunder shall forthwith be readjusted to such Conversion Price as would have obtained
                    (a) had the adjustments made upon the issuance or sale of such rights, warrants, options or Convertible Securities been made upon the basis of the issuance of only the number of shares of Common Stock theretofore actually delivered (and the total consideration received therefor) upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities and
                    (b) had adjustments been made on the basis of the Conversion Price as adjusted under clause (a) of this sentence for all transactions (which would have affected such adjusted Conversion Price) made after the issuance or sale of such rights, warrants, options or Convertible Securities.

                           (E) In  case  of the  sale of any  shares  of  Common
                    Stock, any Convertible Securities, any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, the consideration received by the Company therefor shall be deemed to be the gross sales price therefor without deducting therefrom any expense paid or incurred by the Company or any underwriting discounts or commissions or concessions paid or allowed by the Company in connection therewith. In the event that any securities shall be issued in connection with any other securities of the Company, together comprising one integral transaction in which no specific consideration is allocated among the securities, then each of such securities shall be deemed to have been issued for such consideration as the Board of Directors of the Company determines in good faith; provided, however that if the holders of in excess of ten percent (10%) of the then outstanding principal amount of Notes disagree with such determination, the Company shall retain, at its own expense, an independent investment banking firm for the purpose of rendering an appraisal.

                    (vi)   Notwithstanding   any  other  provision   hereof,  no
adjustment to the Conversion Price will be made:

                           (A) upon the exercise of (i) any of the options outstanding on the date hereof under the Company's existing stock option plans, or (ii) any warrants outstanding on the date hereof listed on schedule 5.3 to the Purchase Agreement, copies of which have been provided to the Holder prior to the date hereof; or

                           (B) upon the issuance or exercise of options or stock
                    which may hereafter be granted, purchased or sold with the approval of the Board of Directors, or exercised, under any employee benefit plan or the 1993 Employee Stock Purchase Plan of the Company to officers, directors, consultants or employees, but only with respect to such options as are exercisable at, and shares which are purchased and/or sold at, prices no lower than the Closing Bid Price (as defined in the Purchase Agreement) (or, if the Closing Bid Price cannot be determined, the Fair Market Value (as defined in the Purchase Agreement)) of the Common Stock as of the date of grant thereof; or

                           (C) upon issuance or exercise of the Placement Warrants, or the Advisory Warrants, (as defined in the Letter of Intent) (collectively, the "Paramount Warrants"), upon the issuance of any Common Stock pursuant to the Purchase Agreement (including any Article IX Issuances (as defined therein)), upon the exercise of the Class A and Class B Warrants (as defined in the Letter of Intent) or upon the issuance, conversion or exercise of the Series B Preferred Stock or Common Stock (including any common stock issuable pursuant to contractual rights analogous to the
                    Article IX  Issuances)  or the Class C Warrants to be issued
                    (i) on or prior to the Series B Final Closing Date (as defined in the Letter of Intent) or (ii) pursuant to the exercise of the Paramount Warrants, or upon the issuance, conversion or exercise of any Series A or Series B Preferred Stock or Class A, Class B or Class C Warrants approved in writing by the Placement Agent, or upon the issuance of any other equity securities of the Company to the extent that such issuance causes an adjustment to the Conversion Price pursuant to the second paragraph of Subsection 2(a); or

                           (D) upon the issuance or sale of Common Stock or Convertible Securities pursuant to the exercise of any rights, options or warrants to receive, subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, whether or not such rights, warrants or options were outstanding on the date of the original issuance of the Notes or were thereafter issued or sold, provided that an adjustment was either made or not required to be made in accordance with Subsection 2(c)(i) in connection with the issuance or sale of such securities or any modification of the terms thereof; or

                           (E) upon the  issuance  or sale of Common  Stock upon
                    conversion or exchange of any Convertible Securities, provided that any adjustments required to be made upon the issuance or sale of such Convertible Securities or any modification of the terms thereof were so made, and whether or not such Convertible Securities were outstanding on the date of the original issuance of the Notes or were thereafter issued or sold.

Subparagraph 2(c)(v)(D) shall nevertheless apply to any modification of the rights of conversion, exchange or exercise of any of the securities referred to in Subparagraphs (A), (B), (D) and (E), or to the extent effected with respect to fewer than all of such securities, Subparagraph (C) of this Subsection 2(c)(vi).

                    (vii) As used in this Subsection 2(c), the term "Common Stock" shall mean and include the Company's Common Stock authorized on the date of the original issue of the Notes and shall also include any capital stock of any class of the Company thereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary liquidation, dissolution or winding up of the Company; provided, however, that the shares issuable upon conversion of the Notes shall include only shares of such class designated in the Certificate of Incorporation as Common Stock on the date of the original issue of the Notes or (i), in the case of any reclassification, change, consolidation, merger, sale or conveyance of the character referred to in Subsection 2(c)(ii) hereof, the stock, securities or property provided for in such section or (ii), in the case of any reclassification or change in the outstanding shares of Common Stock issuable upon conversion of the Notes as a result of a subdivision or combination or consisting of a change in par value, or from par value to no par value, or from no par value to par value, such shares of Common Stock as so reclassified or changed.

                    (viii) Any determination as to whether an adjustment in the Conversion Price in effect hereunder is required pursuant to Subsection 2(a) or 2(c), or as to the amount of any such adjustment, if required, shall be binding upon the holders of the Notes and the Company if made in good faith by the Board of Directors of the Company.

                  (d) Reservation of Shares; Transfer Taxes; Etc. The Company shall at all times reserve and keep available, out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Notes, including, without limitation upon any Default Conversion, such number of shares of its Common Stock free of preemptive rights as shall be sufficient to effect the conversion of all Notes from time to time outstanding. The Company shall use its best efforts from time to time, in accordance with the laws of the State of Delaware, to increase the authorized number of shares of Common Stock if at any time the number of shares of Common Stock not outstanding shall not be sufficient to permit the conversion of all the then-outstanding Notes.

                  The Company shall pay any and all issue or other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of the Notes. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of Common Stock (or other securities or assets) in a name other than that in which the Notes so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Company the amount of such tax or has established, to the satisfaction of the Company, that such tax has been paid. The Company covenants that all shares of Common Stock issuable upon exercise of the Optional and Default Conversion Rights shall be validly issued, fully paid and nonassessable.

                  (e) Prior Notice of Certain Events.  In case:

                    (i) the Company shall declare any dividend (or any other distribution); or

                    (ii) the Company shall authorize the granting to the holders of Common Stock of rights or warrants to subscribe for or purchase any shares of stock of any class or of any other rights or warrants; or

                    (iii) of any reclassification of Common Stock (other than a subdivision or combination of the outstanding Common Stock, or a change in par value, or from par value to no par value, or from no par value to par value); or

                    (iv) of any consolidation or merger to which the Company is a party and for which approval of any stockholders of the Company shall be required, or of the sale or transfer of all or substantially all of the assets of the Company or of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or other property; or

                    (v) of the voluntary or involuntary dissolution, liquidation or winding up of the Company;

then the Company shall cause to be mailed to the holders of Notes, at their last addresses as they shall appear upon the books of the Company, at least 20 days prior to the applicable record date hereinafter specified, a notice stating (x) the date on which a record (if any) is to be taken for the purpose of such dividend, distribution or granting of rights or warrants or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined and a description of the cash, securities or other property to be received by such holders upon such dividend, distribution or granting of rights or warrants or (y) the date on which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up or other liquidation event is expected to become effective, the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such exchange, dissolution, liquidation or winding up or other liquidation event and the consideration, including securities or other property, to be received by such holders upon such exchange; provided, however, that no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice.

                  (f) Other Changes in Conversion Rate. The Company from time to time may increase the Conversion Rate by any amount for any period of time if the period is at least 20 days and if the increase is irrevocable during the period. Whenever the Conversion Rate is so increased, the Company shall mail to holders of record of Notes a notice of the increase at least 15 days before the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period it will be in effect.

                  The Company may make such increases in the Conversion Rate, in addition to those required or allowed by this paragraph 4, as shall be determined by it, as evidenced by a resolution of the Board of Directors, to be advisable in order to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock or from any event treated as such for income tax purposes.

SECTION 3.         DEFAULT CONVERSION.

                  (a) If this Note and all accrued interest shall not have been paid in full on or before the Maturity Date or upon the occurrence of an Event of Default (as defined in Section 7 hereof), the Holder shall have the right (the "Default Conversion Right"), in addition to any other available remedies set forth in Section 8 hereof or at law or in equity, to convert ten percent (10%) of the principal amount of the Notes (the "Default Conversion Amount") into a number of shares of Common Stock of the Company ("Default Conversion Share Amount") which, when added to the Voting Securities (as defined below) then owned by the Noteholders, equals fifty-one percent (51%) of the outstanding shares of Common Stock of the Company for a purchase price of $.01 per share (the "Default Conversion Price"). For purposes of this Section 3, Voting Securities shall mean the Alternate Offering Common Stock and/or Series A Preferred Stock (both as defined in the Purchase Agreement)). Upon conversion, the Company shall pay all accrued and unpaid interest on the Default Conversion Amount.

                  (b) To exercise the Default Conversion Right, the Holder, on or before the twentieth day after the Maturity Date, but before payment in full of the then outstanding principal and interest under this Note, shall deliver to the Company, at its office at as set forth in Section 11, or at such other place as is designated in writing by the Company, a notice (the "Conversion Notice") stating that the Holder is exercising the Default Conversion Right, the Default Conversion Amount and the name or names in which the Holder wishes the certificates for shares of Common Stock to be issued.

                  (c) To the extent permitted by applicable law, upon exercise of the Default Conversion Right, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise (the "Conversion Shares"), notwithstanding that the transfer books of the Company shall then be closed or certificates representing such Conversion Shares shall not then have been actually delivered to the Holder. As soon as practicable and in any event within five (5) days after exercise of the Default Conversion Right, the Company shall issue and deliver to the Holder a certificate or certificates evidencing the Conversion Shares registered in the name of the Holder or its designee, provided that the Company may require the holder, by notice given to the Holder promptly after receipt of the Conversion Notice, as a condition to the delivery of such certificate or certificates, to present this Note to the Company for the placement hereon of a legend indicating that the Default Conversion Right has been exercised to the extent of the Default Conversion Amount, and this Note (unless thereby paid in full) shall be immediately returned to the Holder.

                  (d) The issuance of any shares or other securities upon the exercise of the Default Conversion Right, and the delivery of certificates or other instruments representing such shares or other securities, shall be made without charge to the Holder for any tax or other charge in respect of such issuance. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder and the Company shall not be required to issue or deliver any such certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

                  (e) The Holder shall not have, solely on account of such status as a Holder of this Note, any rights of a stockholder of the Company, either at law or in equity, or any notice of meetings of stockholders or of any other proceedings of the Company except as provided in this Note.

SECTION 4.        FRACTIONAL SHARES.

                  The Company shall not be required to issue fractions of shares of Common Stock or other capital stock of the Company upon the exercise of the Optional and Default Conversion Right. If any fraction of a share would be issuable on any exercise of the Optional or Default Conversion Right (or specified portions thereof), the Company shall purchase such fraction for an amount in cash equal to the same fraction of the closing price for the Common Stock on the trading date immediately preceding the date of exercise of such Option or Default Conversion Right.

SECTION 5.        AFFIRMATIVE COVENANTS OF THE COMPANY.

                  The Company covenants and agrees that until the payment in full of this Note, the Company shall:

                  (a) Existence; Business. (i) Preserve, renew and keep in full force and effect its legal existence and (ii) obtain, preserve, renew, extend and keep in full force and effect the licenses, permits, authorizations, patents, trademarks and trade names material to its business.

                  (b) Use of Proceeds. Use the proceeds of the Notes of this issue solely as set forth in Section 7.6 of the Purchase Agreement.

                  (c) Reports. Furnish to the Holder, at the time furnished to the Company's stockholders, reports furnished generally to the Company's stockholders, and copies of Current Reports on Form 8-K.

                  (d) Notice of Events of Default. Furnish to the Holder prompt written notice of any Event of Default, specifying the nature and extent thereof and corrective action, if any, proposed to be taken with respect thereto.

                  (e) Authorization of Stock Issuable Upon Conversion. Authorize and reserve a sufficient number of its shares for exercise of the Optional and Default Conversion Rights.

SECTION 6.        NEGATIVE COVENANTS OF THE COMPANY.

                  The Company covenants and agrees with the Holder that until the payment in full of this Note, the Company shall not:

                  (a) Indebtedness. Without the prior written consent of the Holders, incur, create, assume, nor suffer to exist any indebtedness including but not limited to any indebtedness to current executive officers, employees, directors or principal stockholders of the Company, but excluding (i) accounts payable incurred in the ordinary course and paid in accordance with roman numeral (iv) of paragraph 14 of the Letter of Intent dated June 30, 1997 and
(ii) indebtedness existing on the date hereof reflected in the Company's March 31, 1997 Financial Statement.

                  (b) Liens. Create, incur, assume or permit to exist any lien on any property or assets (including stock or other securities of any person) now owned or hereafter acquired by the Company, except (i) liens for taxes not yet due or which are being contested by appropriate proceedings; (ii) carriers', warehousemen's, mechanic's, materialmen's, repairmen's or other like liens arising in the ordinary course of business and securing obligations that are not due or which are being contested; or (iii) liens of attachments, judgments or awards against the Company (X) which could not reasonably be expected to have an adverse material effect on the Company or (Y) with respect to which an appeal or proceeding for review shall be pending or a stay of execution shall have been obtained, or which are otherwise being contested in good faith and by appropriate proceedings, or (iv) purchase money liens, equipment leases and financings incurred in the ordinary course of business.

                  (c) Sale and Lease-Back Transactions. Enter into any arrangement, directly or indirectly, with any person whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent (including intellectual property), lease or license such property or other property which it intends to use for substantially the same purpose or purposes as the property being sold or transferred.

                  (d) Mergers, Consolidations, Sales of Assets and Acquisitions. Merge into or consolidate with any other person, or permit any other person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or a substantial part of its assets (whether now owned or hereafter acquired) or purchase, lease or otherwise acquire (in one transaction or a series of transactions) all or a substantial part of the assets of any other person.

                  (e) Dividends and Distributions. Declare or pay, directly or indirectly, any dividend or make any other distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, with respect to any shares of its capital stock or directly or indirectly redeem, purchase, retire or otherwise acquire for value any shares of any class of its capital stock or set aside any amount for any such purpose, except as permitted by Section 7.14 of the Purchase Agreement.

                  (f) No Impairment. By amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder of this Note against impairment.

SECTION 7.          EVENTS OF DEFAULT DEFINED.

                  The following shall each constitute an "Event of Default" hereunder:

                  (a) the failure of the Company to make any payment of principal of, or interest on, this Note when due and payable;

                  (b) the failure of the Company to observe or perform any covenant in this Note or in the Purchase Agreement, and such failure shall have continued unremedied for a period of five (5) days;

                  (c)      if the Company shall:

                              (1) admit in writing its inability to pay its debts generally as they become due,

                              (2)       file  a  petition  in  bankruptcy  or  a
                                        petition  to  take   advantage   of  any
                                        insolvency act,

                              (3) make an assignment for the benefit of its creditors,

                              (4)       consent to the appointment of a receiver
                                        of   itself  or  of  the  whole  or  any
                                        substantial part of its property,

                              (5)       on  a  petition  in   bankruptcy   filed
                                        against, be adjudicated a bankrupt, or

                              (6) file a petition or answer seeking reorganization or arrangement under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any state thereof;

                  (d) if a court of competent jurisdiction shall enter an order, judgment or decree appointing, without the consent of the Company, a receiver of the Company or of the whole or any substantial part of its property, or approving a petition filed against it seeking reorganization or arrangement of the Company under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any State thereof, and such order, judgment or decree shall not be vacated or set aside or stayed within thirty
(30) days from the date of entry thereof;

                  (e) if, under the provisions of any other law for the relief or aid of debtors, any court of competent jurisdiction shall assume custody or control of the Company or the whole or any substantial part of its property and such custody or control shall not be terminated or stayed within thirty (30) days from the date of assumption of such custody or control;

                  (f) the liquidation, dissolution or winding up of the Company;

                  (g) the failure to comply with any section of the Purchase Agreement; or

                  (h) a final judgment or judgments for the payment of money in excess of $1,000,000 in the aggregate shall be rendered by one or more courts, administrative or arbitral tribunals or other bodies having jurisdiction against the Company and the same shall not be discharged (or provision shall not be made for such discharge), or a stay of execution thereof shall not be procured, within 30 days from the date of entry thereof and the Company shall not, within such 30-day period, or such longer period during which execution of the same shall have been stayed, appeal therefrom and cause the execution thereof to be stayed during such appeal.

SECTION 8.        REMEDIES UPON EVENT OF DEFAULT.

                  (i) Upon the occurrence of an Event of Default, (i) the entire principal amount of, and all accrued and unpaid interest on, this Note shall automatically become immediately due and payable without presentment, demand, protest or other formalities of any kind, all of which are hereby expressly waived by the Company and (ii) additional interest shall begin to accrue, and shall be considered immediately due and payable, on the unpaid principal amount of this Note at the rate of eighteen percent (18%) per annum and shall continue to accrue until the initial interest and additional interest is paid. In addition, the Holder may take any action available to it under the Purchase Agreement or at law or in equity or by statute or otherwise.

                  (j) No remedy herein conferred upon the Holder of this Note is intended to be exclusive of any other remedy and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

SECTION 9.        NOTE REGISTER.

                  (a) The Company shall keep at its principal executive office a register (herein sometimes referred to as the "Note Register"), in which, subject to such reasonable regulations as it may prescribe, but at its expense (other than transfer taxes, if any), the Company shall provide for registration and transfer of this Note.

                  (b) Whenever this Note shall be surrendered at the principal executive office of the Company for transfer or exchange, accompanied by a written instrument of transfer in form reasonably satisfactory to the Company duly executed by the Holder hereof or his attorney duly authorized in writing, the Company shall execute and deliver in exchange therefor a new Note or Notes, as may be requested by such Holder, in the same aggregate unpaid principal amount and payable on the same date as the principal amount of the Note or Notes so surrendered; each such new Note shall be dated as of the date to which interest has been paid on the unpaid principal amount of the Note or Notes so surrendered and shall be in such principal amount and registered in such name or names as such Holder may designate in writing.

                  (c) Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Note and of indemnity reasonably satisfactory to it, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of this Note (in case of mutilation) the Company will make and deliver in lieu of this Note a new Note of like tenor and unpaid principal amount and dated as of the date to which interest has been paid on the unpaid principal amount of this Note in lieu of which such new Note is made and delivered.


SECTION 10.       REGISTRATION UNDER SECURITIES ACT OF 1933.

                  The Holder of this Note shall have registration rights as provided in Section 8 of the Purchase Agreement, with respect to the shares of Common Stock issuable upon conversion of the Notes pursuant to the Optional and Default Conversion Right. If the Holder is not a party to the Purchase
Agreement, by acceptance of this Note, the Holder agrees to comply with provisions of Section 8 of the Purchase Agreement to the same extent as if it were a party thereto.

SECTION 11.       MISCELLANEOUS.

                    (a) Amendments and Waivers. The holders of sixty-six and two-thirds percent (66 2/3%) or more in principal amount of outstanding Notes of this issue may waive or otherwise consent to the amendment of any of the provisions hereof, provided that no such waiver or amendment may reduce the principal amount of or interest on any of the Notes of this issue or change the stated maturity of the principal or reduce the percentage of holders of Notes of this issue necessary to waive or amend the provisions of this Note, without the consent of each holder of any Note affected thereby.

                    (b) Restrictions on Transferability. In addition to the restrictions set forth in Section 6(a) of this Note, the securities represented by this Note have been acquired for investment and have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction. Without such registration, such securities may not be sold, pledged, hypothecated or otherwise transferred, except pursuant to exemptions from the Securities Act of 1933, and the securities laws of any state or other jurisdiction. Notwithstanding the above, the holder of this Note has been provided the registration rights contained in Section 8 of the Purchase Agreement with respect to the shares of the Company's Common Stock which may be acquired upon exercise of the Optional and Default Conversion Right.

                    (c) Forbearance from Suit. No holder of Notes of this issue shall institute any suit or proceeding for the enforcement of the payment of principal or interest unless the holders of at least fifty-one percent (51%) in principal amount of all of the outstanding Notes of this issue join in such suit or proceeding.

                  (d) Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York, excluding the body of law relating to conflict of laws. Notwithstanding anything to the contrary contained herein, in no event may the effective rate of interest collected or received by the Holder exceed that which may be charged, collected or received by the Holder under applicable law.

                  (e) Interpretation. If any term or provision of this Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

                  (f) Successors and Assigns. This Note shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Holder and its successors and assigns.

                  (g) Notices. All notices, requests, consents and demands shall be made in writing and shall be mailed postage prepaid, or delivered by hand, to the Company or to the Holder thereof at their respective addresses set forth below or to such other address as may be furnished in writing to the other party hereto:

    If to the Holder:      At the address shown on Schedule A attached hereto.

    with a copy to:        Paramount Capital Asset Management, Inc.
                           787 Seventh Avenue
                           New York, NY  10019
                           Attn:  David R. Walner

    If to the Company:     Procept, Inc.
                           840 Memorial Drive
                           Cambridge, MA
                           Attention: Stanley C. Erck
    with a copy to:        Paramount Capital Asset Management, Inc.
                           787 Seventh Avenue
                           New York, NY  10019
                           Attn:  Michael S. Weiss

                  (h) Saturdays, Sundays, Holidays. If any date that may at any time be specified in this Note as a date for the making of any payment of principal or interest under this Note shall fall on Saturday, Sunday or on a day which in New York shall be a legal holiday, then the date for the making of that payment shall be the next subsequent day which is not a Saturday, Sunday or legal holiday.

                  (i) Purchase Agreement. This Note is subject to the terms contained in the Purchase Agreement and the Operative Documents (as defined in Purchase Agreement) dated the date hereof between the Company and certain purchasers of the Notes and the holder of this Note is entitled to the benefits of such Purchase Agreement and the Operative Documents and may, in addition to any rights hereunder, enforce the agreements of the Company contained therein and exercise the remedies provided for thereby or otherwise available in respect thereof.

         IN WITNESS WHEREOF, this Note has been executed and delivered on the date first above written by the duly authorized representative of the Company.


ATTEST:                             PROCEPT, INC.


/s/ Lynnette C. Fallon              By: /s/ Stanley C. Erck
-------------------                    -------------------------------
                                    Name:  Stanley C. Erck
                                    Its:   President

                                   EXHIBIT H



THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION THEREFROM. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.



                                  PROCEPT, INC.


                  Class A Warrant for the Purchase of Shares of
                                  Common Stock


No. CA-1                                                          959,944 Shares


                  FOR VALUE RECEIVED, PROCEPT, INC., a Delaware corporation (the "COMPANY"), hereby certifies that THE ARIES DOMESTIC FUND, LP or its registered assigns (the "Holder") is entitled to purchase from the Company, subject to the provisions of this Warrant (the "Warrant"), at any time commencing upon the date hereof (the "INITIAL EXERCISE DATE"), and prior to 5:00 P.M., New York City time, on the date which is five (5) years from the date hereof (the "TERMINATION DATE"), June 30, 2002 fully paid and non-assessable shares of the Common Stock, $.01 par value, of the Company ("Common Stock"), at an exercise price of $.01 per share of Common Stock for an aggregate exercise price of NINE THOUSAND FIVE HUNDRED NINETY-NINE DOLLARS AND FORTY-FOUR CENTS ($9,599.44) (the aggregate purchase price payable for the Warrant Shares hereunder is hereinafter sometimes referred to as the "AGGREGATE EXERCISE PRICE"). The number of shares of Common Stock to be received upon exercise of this Warrant and the price to be paid for each share of Common Stock are subject to possible adjustment from time to time as hereinafter set forth. The shares of Common Stock or other securities or property deliverable upon such exercise as adjusted from time to time is hereinafter sometimes referred to as the "WARRANT SHARES." The exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the "PER SHARE EXERCISE PRICE." The Per Share Exercise Price is subject to adjustment as hereinafter provided; in the event of any such adjustment, the number of Warrant Shares shall be adjusted by dividing the Aggregate Exercise Price by the Per Share Exercise Price in effect immediately after such adjustment. The Aggregate Exercise Price is not subject to adjustment.

                  1.       EXERCISE OF WARRANT.

                  (a) This Warrant may be exercised in whole or in part, at any time by the Holder commencing on the Initial Exercise Date and prior to the Termination Date, by presentation and surrender of this Warrant, together with the duly executed subscription form attached at the end hereof, at the address set forth in subsection 8(a) hereof, together with payment, by certified or official bank check or wire transfer payable to the order of the Company, of the Aggregate Exercise Price or the proportionate part thereof if exercised in part.

                  (b) If this Warrant is exercised in part only, the Company shall, upon presentation of this Warrant upon such exercise, execute and deliver (along with the certificate for the Warrant Shares purchased) a new Warrant evidencing the rights of the Holder hereof to purchase the balance of the Warrant Shares purchasable hereunder upon the same terms and conditions as herein set forth. Upon proper exercise of this Warrant, the Company promptly shall deliver certificates for the Warrant Shares to the Holder duly legended as authorized by the subscription form. No fractional shares or scrip representing fractional shares shall be issued upon exercise of this Warrant; provided that the Company shall pay to the holders of the Warrant cash in lieu of such fractional shares.

                  2. RESERVATION OF WARRANT SHARES; FULLY PAID SHARES; TAXES. The Company hereby represents that it has, and until expiration of this Warrant agrees that it shall, reserve for issuance or delivery upon exercise of this Warrant, such number of shares of the Common Stock as shall be required for issuance and/or delivery upon exercise of this Warrant in full, and agrees that all Warrant Shares so issued and/or delivered will be validly issued, fully paid and non-assessable, and further agrees to pay all taxes and charges that may be imposed upon such issuance and/or delivery.

                  3.       PROTECTION AGAINST DILUTION.

                  (a) In the event the Company shall, at any time or from time to time after the date of issuance of this Warrant, issue or distribute to all of the holders of its shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (any such event being herein called a "SPECIAL DIVIDEND"), the Per Share Exercise Price shall be adjusted by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be the then Current Market Price (as defined in paragraph 3(k) below) of the Common Stock, less the Current Market Price of the Special Dividend issued or distributed in respect of one share of Common Stock, and the denominator of which shall be the Current Market Price of the Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution unless such distribution is not ultimately made.

                  (b) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of

Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the Per Share Exercise Price shall be adjusted to be equal to a fraction, the numerator of which shall be the Aggregate Exercise Price and the denominator of which shall be the number of shares of Common Stock or other capital stock of the Company issuable upon exercise of this Warrant assuming this Warrant had been exercised immediately prior to such action. An adjustment made pursuant to this subsection 3(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

                  (c)(i) Except as provided in subsections 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the consideration, if any, payable to the Company upon exercise or conversion thereof (collectively, the "TOTAL CONSIDERATION") by (ii) the number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities) which is less than the then Current Market Price of the Common Stock (as defined below) but not below the current Per Share Exercise Price (which event is governed by subsection 3(c)(ii)), the Per Share Exercise Price shall be adjusted as of the date of such issuance or sale by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by the Current Market Price of the Common Stock, and the denominator of which shall be (y) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities.

                  (ii) Except as provided in subsection 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (the "ISSUE PRICE"), (determined by dividing (i) the Total Consideration by (ii) the number of additional shares of Common Stock issuable upon exercise or conversion of such securities) which is less than the then current Per Share Exercise Price in effect on the record date of such issuance, the Per Share Exercise Price shall be adjusted to equal the Issue Price.

                  (d) In the event of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation
(including any exchange effected in connection with a merger of a third corporation into the Company), the

Holder of this Warrant shall have the right thereafter to receive on the exercise of this Warrant the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Warrant been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth in this Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. The above provisions of this subsection 3(e) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant shall be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Warrants not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

                  (e) In case any event shall occur as to which the other provisions of this Section 3 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof then, in each such case, the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

                  (f) Whenever the Per Share Exercise Price payable upon exercise of each Warrant is adjusted pursuant to this Section 3, the number of shares of Common Stock underlying a Warrant shall simultaneously be adjusted to equal the number obtained by dividing the Aggregate Exercise Price by the adjusted Per Share Exercise Price.

                  (g) No adjustment in the Per Share Exercise Price shall be required unless such adjustment would require an increase or decrease of at least $0.01 per share of Common Stock; provided, however, that any adjustments which by reason of this subsection 3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 3 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this Section 3 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share

Exercise Price, in addition to those required by this Section 3, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.

                  (h) Whenever the Per Share Exercise Price is adjusted as provided in this Section 3 and upon any modification of the rights of a Holder of Warrants in accordance with this Section 3, the Company shall promptly obtain, at its expense, a certificate of a firm of independent public accountants of recognized standing selected by the Board of Directors (who may be the regular auditors of the Company) setting forth the Per Share Exercise Price and the number of Warrant Shares after such adjustment or the effect of such modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Warrants.

                  (i) If the Board of Directors of the Company shall declare any dividend or other distribution with respect to the Common Stock, the Company shall mail notice thereof to the Holders of the Warrants not less than 30 days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

                  (j) If, as a result of an  adjustment  made  pursuant  to this
Section 3, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of any Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Exercise Price between or among shares or such classes of capital stock or shares of Common Stock and other capital stock.

                  (k) For the purpose of any computation under Section 3 above, the then Current Market Price per share (the "CURRENT MARKET PRICE") shall be deemed to be the last sale price of the Common Stock on the trading day prior to such date or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, the high per share bid price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if not so available, the fair market value of the Common Stock as determined by agreement between the Company's Board of Directors, on the one part, and the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants, on the second part. If the Board of Directors and such Holders fail to agree on the Current Market Price within 60 days of the date of the action giving rise to any adjustment pursuant to this Section 3, such Holders shall be entitled to appoint a firm of independent public accountants or appraisers of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to such Current Market Price on a basis consistent with the essential intent and principles established herein. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants or appraisers shall be borne by the Company.

                  4. REGISTRATION UNDER SECURITIES ACT OF 1933 . The resale of the Warrant Shares shall be registered on the Shelf Registration Statement (as defined in Article 8 of the Securities Purchase Agreement (the "Purchase Agreement") dated as of June 30, 1997, by and among the Company, The Aries Fund, a Cayman Island Trust, and The Aries Domestic Fund, L.P., a Delaware limited partnership) and certain purchasers and the Holder of this Warrant shall have the registration rights as provided in Article 8 of the Purchase Agreement. If the Holder is not a party to the Purchase Agreement, by acceptance of this Warrant the Holder agrees to comply with provisions of Article 8 of the Purchase Agreement to the same extent as if it were a party thereto.

                  5. LIMITED TRANSFERABILITY. This Warrant may not be sold, transferred, assigned or hypothecated by the Holder except in compliance with the provisions of the Securities Act of 1933 (the "Act") and the applicable state securities "blue sky" laws, and is so transferable only upon the books of the Company which it shall cause to be maintained for such purpose. The Company may treat the registered Holder of this Warrant as he or it appears on the Company's books at any time as the Holder for all purposes. The Company shall permit any Holder of a Warrant or his duly authorized attorney, upon written request during ordinary business hours, to inspect and copy or make extracts from its books showing the registered holders of Warrants. All Warrants issued upon the transfer or assignment of this Warrant will be dated the same date as this Warrant, and all rights of the holder thereof shall be identical to those of the Holder.

                  6. LOSS, ETC., OF WARRANT. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

                  7. STATUS OF HOLDER. This Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder, prior to the exercise hereof.

                  8. NOTICES. No notice or other communication under this Warrant shall be effective unless, but any notice or other communication shall be effective and shall be deemed to have been given if, the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:

                  (a)  the    Company   at  840   Memorial   Drive,   Cambridge,
          Massachusetts, Attention: Stanley C. Erck, or such other address as the Company has designated in writing to the Holder; or

                  (b) the Holder at the address indicated in the notice provisions to the Purchase Agreement, or other such address as the Holder has designated in writing to the Company.

                  9. OPTIONAL CONVERSION. This Warrant shall be converted (the "New Warrant Conversion") into a New Warrant (as hereinafter defined) with an adjusted exercise price as set forth in this Section 9. "New Warrants" shall mean a new class of warrants entitling the holders thereof to purchase, at any time on or before the date which is five (5) years from the date hereof, one share of Common Stock at an exercise price, subject to adjustment, equal to the lesser of (a) $.29 and (b) fifty percent (50%) of the average closing bid price of the Common Stock for either (i) the thirty (30) consecutive trading days preceding the date of the Required Shareholder Approval (the "Approval Date"), if any, or September 30, 1997, (ii) the five (5) consecutive trading days preceding the Approval Date, if any, or September 30, 1997 or (iii) the five (5) consecutive trading days immediately succeeding the Approval Date, if any, or September 30, 1997 whichever is lowest. Other than the per share exercise prices, the New Warrants shall have the same terms as the Class A and B Warrants held by such Holder respectively (including, without limitation, an Aggregate Exercise Price equal to the Aggregate Exercise Price of the sum of the Class A and B Warrants Aggregate Exercise Prices prior to the New Warrant Conversion) and all adjustments required upon an adjustment to the exercise price of the New Warrants pursuant to the terms thereof shall be made in connection with the New Warrant Conversion. To the extent that there is no Required Shareholder Approval (as defined in the Purchase Agreement) necessary, the Initial Warrants shall be converted into New Warrants on September 30, 1997, with an adjusted exercise price equal to the lesser of (a) $.29 and (b) fifty percent (50%) of the average closing bid price of the Common Stock for either (i) the thirty (30) consecutive trading days preceding September 30, 1997, (ii) the five (5) consecutive trading days preceding September 30, 1997 or (iii) the five (5) consecutive trading days immediately succeeding September 30, 1997, whichever is lowest.

                  Notwithstanding the foregoing, the New Warrants' per share exercise price shall be adjusted at the time of the Series B Final Closing Date or the closing of the Company's next Qualified Offering (as these terms are defined in the Letter of Intent between the Company and Paramount Capital Inc., dated June 30, 1997) if (i) the per share exercise price of the Offering Warrants (as defined below) or (ii) the quotient of (a) the price per unit sold in the Series B Offering or other Qualified Offering divided by (b) the quantity of Common Stock (or any securities other than Common Stock viewed on a Common Stock equivalent basis, collectively, the "Other Securities") included in each unit sold in such Series B Offering or other Qualified Offering, is less than twice the per share exercise price of the New Warrants. In such event the New
Warrants per share exercise price shall be reduced to equal 50% of the then current per share exercise price of the Offering Warrants (as hereafter defined) or per share exercise or offering price of the Other Securities (viewed on a Common Stock equivalent basis). "Offering Warrants" shall mean the warrants described in paragraph 8 of the Letter of Intent between the Company the Holders, and Paramount Capital, Inc. dated June 30, 1997.

                  10. HEADINGS. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

                  11. APPLICABLE LAW. This Warrant shall be governed by and construed in accordance with the law of the State of New York without giving effect to principles of conflicts of law thereof.

                  IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its President and its corporate seal to be hereunto affixed and attested by its Secretary this June 30, 1997.


                                  PROCEPT, INC.



                                  By: /s/ Stanley C. Erck
                                     --------------------------
                                       Name:  Stanley C. Erck
                                       Title: President


ATTEST:


/s/ Lynnette C. Fallon
-----------------------
       Secretary



[Corporate Seal]

                                  SUBSCRIPTION

                  The undersigned, ____________________________, pursuant to the provisions of the foregoing Warrant, hereby elects to exercise the within Warrant to the extent of purchasing _____________________ shares of Common Stock thereunder and hereby makes payment of $_______________ by certified or official bank check in payment of the per share exercise price therefor.

Dated:                                 Signature:
      ------------                               --------------------------

                                       Address:
                                                 --------------------------


                                   ASSIGNMENT

                  FOR  VALUE  RECEIVED   _______________________________________
hereby sells,  assigns and transfers unto  _____________________________________
the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _____________________________, attorney, to transfer said Warrant on the books of Procept, Inc.


Dated:                                 Signature:
      ------------                               --------------------------

                                       Address:
                                                 --------------------------

                               PARTIAL ASSIGNMENT

                  FOR VALUE RECEIVED __________________________ hereby assigns and transfers unto _________________________ the right to purchase __________
shares of the Common Stock, no par value per share, of Procept Inc. covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does irrevocably constitute and appoint __________________________, attorney, to transfer that part of said Warrant on the books of Procept, Inc.


Dated:                                 Signature:
      ------------                               --------------------------

                                       Address:
                                                 --------------------------

                                   EXHIBIT I

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION THEREFROM. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.



                                  PROCEPT, INC.


                  Class A Warrant for the Purchase of Shares of
                                  Common Stock


No. CA-2                                                        1,782,752 Shares


                  FOR VALUE RECEIVED, PROCEPT, INC., a Delaware corporation (the "COMPANY"), hereby certifies that THE ARIES FUND, A CAYMAN ISLANDS TRUST or its registered assigns (the "Holder") is entitled to purchase from the Company, subject to the provisions of this Warrant (the "Warrant"), at any time commencing upon the date hereof (the "INITIAL EXERCISE DATE"), and prior to 5:00 P.M., New York City time, on the date which is five (5) years from the date hereof (the "TERMINATION DATE"), June 30, 2002 fully paid and non-assessable shares of the Common Stock, $.01 par value, of the Company ("Common Stock"), at an exercise price of $.01 per share of Common Stock for an aggregate exercise price of SEVENTEEN THOUSAND EIGHT HUNDRED TWENTY-SEVEN DOLLARS AND FIFTY-TWO CENTS ($17,827.52) (the aggregate purchase price payable for the Warrant Shares hereunder is hereinafter sometimes referred to as the "AGGREGATE EXERCISE PRICE"). The number of shares of Common Stock to be received upon exercise of this Warrant and the price to be paid for each share of Common Stock are subject to possible adjustment from time to time as hereinafter set forth. The shares of Common Stock or other securities or property deliverable upon such exercise as adjusted from time to time is hereinafter sometimes referred to as the "WARRANT SHARES." The exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the "PER SHARE EXERCISE PRICE." The Per Share Exercise Price is subject to adjustment as hereinafter provided; in the event of any such adjustment, the number of Warrant Shares shall be adjusted by dividing the Aggregate Exercise Price by the Per Share Exercise Price in effect immediately after such adjustment. The Aggregate Exercise Price is not subject to adjustment.

                  1.       EXERCISE OF WARRANT.

                  (a) This Warrant may be exercised in whole or in part, at any time by the Holder commencing on the Initial Exercise Date and prior to the Termination Date, by presentation and surrender of this Warrant, together with the duly executed subscription form attached at the end hereof, at the address set forth in subsection 8(a) hereof, together with payment, by certified or official bank check or wire transfer payable to the order of the Company, of the Aggregate Exercise Price or the proportionate part thereof if exercised in part.

                  (b) If this Warrant is exercised in part only, the Company shall, upon presentation of this Warrant upon such exercise, execute and deliver (along with the certificate for the Warrant Shares purchased) a new Warrant evidencing the rights of the Holder hereof to purchase the balance of the Warrant Shares purchasable hereunder upon the same terms and conditions as herein set forth. Upon proper exercise of this Warrant, the Company promptly shall deliver certificates for the Warrant Shares to the Holder duly legended as authorized by the subscription form. No fractional shares or scrip representing fractional shares shall be issued upon exercise of this Warrant; provided that the Company shall pay to the holders of the Warrant cash in lieu of such fractional shares.

                  2. RESERVATION OF WARRANT SHARES; FULLY PAID SHARES; TAXES. The Company hereby represents that it has, and until expiration of this Warrant agrees that it shall, reserve for issuance or delivery upon exercise of this Warrant, such number of shares of the Common Stock as shall be required for issuance and/or delivery upon exercise of this Warrant in full, and agrees that all Warrant Shares so issued and/or delivered will be validly issued, fully paid and non-assessable, and further agrees to pay all taxes and charges that may be imposed upon such issuance and/or delivery.

                  3.       PROTECTION AGAINST DILUTION.

                  (a) In the event the Company shall, at any time or from time to time after the date of issuance of this Warrant, issue or distribute to all of the holders of its shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (any such event being herein called a "SPECIAL DIVIDEND"), the Per Share Exercise Price shall be adjusted by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be the then Current Market Price (as defined in paragraph 3(k) below) of the Common Stock, less the Current Market Price of the Special Dividend issued or distributed in respect of one share of Common Stock, and the denominator of which shall be the Current Market Price of the Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution unless such distribution is not ultimately made.

                  (b) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of

Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the Per Share Exercise Price shall be adjusted to be equal to a fraction, the numerator of which shall be the Aggregate Exercise Price and the denominator of which shall be the number of shares of Common Stock or other capital stock of the Company issuable upon exercise of this Warrant assuming this Warrant had been exercised immediately prior to such action. An adjustment made pursuant to this subsection 3(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

                  (c)(i) Except as provided in subsections 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the consideration, if any, payable to the Company upon exercise or conversion thereof (collectively, the "TOTAL CONSIDERATION") by (ii) the number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities) which is less than the then Current Market Price of the Common Stock (as defined below) but not below the current Per Share Exercise Price (which event is governed by subsection 3(c)(ii)), the Per Share Exercise Price shall be adjusted as of the date of such issuance or sale by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by the Current Market Price of the Common Stock, and the denominator of which shall be (y) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities.

                  (ii) Except as provided in subsection 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (the "ISSUE PRICE"), (determined by dividing (i) the Total Consideration by (ii) the number of additional shares of Common Stock issuable upon exercise or conversion of such securities) which is less than the then current Per Share Exercise Price in effect on the record date of such issuance, the Per Share Exercise Price shall be adjusted to equal the Issue Price.

                  (d) In the event of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation
(including any exchange effected in connection with a merger of a third corporation into the Company), the

Holder of this Warrant shall have the right thereafter to receive on the exercise of this Warrant the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Warrant been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth in this Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. The above provisions of this subsection 3(e) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant shall be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Warrants not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

                  (e) In case any event shall occur as to which the other provisions of this Section 3 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof then, in each such case, the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

                  (f) Whenever the Per Share Exercise Price payable upon exercise of each Warrant is adjusted pursuant to this Section 3, the number of shares of Common Stock underlying a Warrant shall simultaneously be adjusted to equal the number obtained by dividing the Aggregate Exercise Price by the adjusted Per Share Exercise Price.

                  (g) No adjustment in the Per Share Exercise Price shall be required unless such adjustment would require an increase or decrease of at least $0.01 per share of Common Stock; provided, however, that any adjustments which by reason of this subsection 3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 3 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this Section 3 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share

Exercise Price, in addition to those required by this Section 3, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.

                  (h) Whenever the Per Share Exercise Price is adjusted as provided in this Section 3 and upon any modification of the rights of a Holder of Warrants in accordance with this Section 3, the Company shall promptly obtain, at its expense, a certificate of a firm of independent public accountants of recognized standing selected by the Board of Directors (who may be the regular auditors of the Company) setting forth the Per Share Exercise Price and the number of Warrant Shares after such adjustment or the effect of such modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Warrants.

                  (i) If the Board of Directors of the Company shall declare any dividend or other distribution with respect to the Common Stock, the Company shall mail notice thereof to the Holders of the Warrants not less than 30 days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

                  (j) If, as a result of an  adjustment  made  pursuant  to this
Section 3, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of any Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Exercise Price between or among shares or such classes of capital stock or shares of Common Stock and other capital stock.

                  (k) For the purpose of any computation under Section 3 above, the then Current Market Price per share (the "CURRENT MARKET PRICE") shall be deemed to be the last sale price of the Common Stock on the trading day prior to such date or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, the high per share bid price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if not so available, the fair market value of the Common Stock as determined by agreement between the Company's Board of Directors, on the one part, and the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants, on the second part. If the Board of Directors and such Holders fail to agree on the Current Market Price within 60 days of the date of the action giving rise to any adjustment pursuant to this Section 3, such Holders shall be entitled to appoint a firm of independent public accountants or appraisers of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to such Current Market Price on a basis consistent with the essential intent and principles established herein. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants or appraisers shall be borne by the Company.

                  4. REGISTRATION UNDER SECURITIES ACT OF 1933 . The resale of the Warrant Shares shall be registered on the Shelf Registration Statement (as defined in Article 8 of the Securities Purchase Agreement (the "Purchase Agreement") dated as of June 30, 1997, by and among the Company, The Aries Fund, a Cayman Island Trust, and The Aries Domestic Fund, L.P., a Delaware limited partnership) and certain purchasers and the Holder of this Warrant shall have the registration rights as provided in Article 8 of the Purchase Agreement. If the Holder is not a party to the Purchase Agreement, by acceptance of this Warrant the Holder agrees to comply with provisions of Article 8 of the Purchase Agreement to the same extent as if it were a party thereto.

                  5. LIMITED TRANSFERABILITY. This Warrant may not be sold, transferred, assigned or hypothecated by the Holder except in compliance with the provisions of the Securities Act of 1933 (the "Act") and the applicable state securities "blue sky" laws, and is so transferable only upon the books of the Company which it shall cause to be maintained for such purpose. The Company may treat the registered Holder of this Warrant as he or it appears on the Company's books at any time as the Holder for all purposes. The Company shall permit any Holder of a Warrant or his duly authorized attorney, upon written request during ordinary business hours, to inspect and copy or make extracts from its books showing the registered holders of Warrants. All Warrants issued upon the transfer or assignment of this Warrant will be dated the same date as this Warrant, and all rights of the holder thereof shall be identical to those of the Holder.

                  6. LOSS, ETC., OF WARRANT. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

                  7. STATUS OF HOLDER. This Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder, prior to the exercise hereof.

                  8. NOTICES. No notice or other communication under this Warrant shall be effective unless, but any notice or other communication shall be effective and shall be deemed to have been given if, the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:

                    (a)  the   Company  at  840   Memorial   Drive,   Cambridge,
          Massachusetts, Attention: Stanley C. Erck, or such other address as the Company has designated in writing to the Holder; or

                  (b) the Holder at the address indicated in the notice provisions to the Purchase Agreement, or other such address as the Holder has designated in writing to the Company.

                  9. OPTIONAL CONVERSION. This Warrant shall be converted (the "New Warrant Conversion") into a New Warrant (as hereinafter defined) with an adjusted exercise price as set forth in this Section 9. "New Warrants" shall mean a new class of warrants entitling the holders thereof to purchase, at any time on or before the date which is five (5) years from the date hereof, one share of Common Stock at an exercise price, subject to adjustment, equal to the lesser of (a) $.29 and (b) fifty percent (50%) of the average closing bid price of the Common Stock for either (i) the thirty (30) consecutive trading days preceding the date of the Required Shareholder Approval (the "Approval Date"), if any, or September 30, 1997, (ii) the five (5) consecutive trading days preceding the Approval Date, if any, or September 30, 1997 or (iii) the five (5) consecutive trading days immediately succeeding the Approval Date, if any, or September 30, 1997 whichever is lowest. Other than the per share exercise prices, the New Warrants shall have the same terms as the Class A and B Warrants held by such Holder respectively (including, without limitation, an Aggregate Exercise Price equal to the Aggregate Exercise Price of the sum of the Class A and B Warrants Aggregate Exercise Prices prior to the New Warrant Conversion) and all adjustments required upon an adjustment to the exercise price of the New Warrants pursuant to the terms thereof shall be made in connection with the New Warrant Conversion. To the extent that there is no Required Shareholder Approval (as defined in the Purchase Agreement) necessary, the Initial Warrants shall be converted into New Warrants on September 30, 1997, with an adjusted exercise price equal to the lesser of (a) $.29 and (b) fifty percent (50%) of the average closing bid price of the Common Stock for either (i) the thirty (30) consecutive trading days preceding September 30, 1997, (ii) the five (5) consecutive trading days preceding September 30, 1997 or (iii) the five (5) consecutive trading days immediately succeeding September 30, 1997, whichever is lowest.

                  Notwithstanding the foregoing, the New Warrants' per share exercise price shall be adjusted at the time of the Series B Final Closing Date or the closing of the Company's next Qualified Offering (as these terms are defined in the Letter of Intent between the Company and Paramount Capital Inc., dated June 30, 1997) if (i) the per share exercise price of the Offering Warrants (as defined below) or (ii) the quotient of (a) the price per unit sold in the Series B Offering or other Qualified Offering divided by (b) the quantity of Common Stock (or any securities other than Common Stock viewed on a Common Stock equivalent basis, collectively, the "Other Securities") included in each unit sold in such Series B Offering or other Qualified Offering, is less than twice the per share exercise price of the New Warrants. In such event the New
Warrants per share exercise price shall be reduced to equal 50% of the then current per share exercise price of the Offering Warrants (as hereafter defined) or per share exercise or offering price of the Other Securities (viewed on a Common Stock equivalent basis). "Offering Warrants" shall mean the warrants described in paragraph 8 of the Letter of Intent between the Company the Holders, and Paramount Capital, Inc. dated June 30, 1997.

                  10. HEADINGS. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

                  11. APPLICABLE LAW. This Warrant shall be governed by and construed in accordance with the law of the State of New York without giving effect to principles of conflicts of law thereof.

                  IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its President and its corporate seal to be hereunto affixed and attested by its Secretary this June 30, 1997.


                                      PROCEPT, INC.



                                      By: /s/ Stanley C. Erck
                                         -------------------------
                                             Name:  Stanley C. Erck
                                             Title: President


ATTEST:


/s/ Lynette C. Fallon
---------------------
      Secretary



[Corporate Seal]

                                 SUBSCRIPTION

                  The undersigned, ____________________________, pursuant to the provisions of the foregoing Warrant, hereby elects to exercise the within Warrant to the extent of purchasing _____________________ shares of Common Stock thereunder and hereby makes payment of $_______________ by certified or official bank check in payment of the per share exercise price therefor.

Dated:                                 Signature:
      ------------                               --------------------------

                                       Address:
                                                 --------------------------

                                   ASSIGNMENT

                  FOR  VALUE  RECEIVED   _______________________________________
hereby sells,  assigns and transfers unto  _____________________________________
the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _____________________________, attorney, to transfer said Warrant on the books of Procept, Inc.


Dated:                                 Signature:
      ------------                               --------------------------

                                       Address:
                                                 --------------------------


                               PARTIAL ASSIGNMENT

                  FOR VALUE RECEIVED __________________________ hereby assigns and transfers unto _________________________ the right to purchase __________
shares of the Common Stock, no par value per share, of Procept Inc. covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does irrevocably constitute and appoint __________________________, attorney, to transfer that part of said Warrant on the books of Procept, Inc.

Dated:                                 Signature:
      ------------                               --------------------------

                                       Address:
                                                 --------------------------

                                   EXHIBIT J

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION THEREFROM. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.



                                  PROCEPT, INC.


                  Class B Warrant for the Purchase of Shares of
                                  Common Stock


No. CB-1                                                        2,660,746 Shares


         FOR VALUE RECEIVED, PROCEPT, INC., a Delaware corporation (the "COMPANY"), hereby certifies that THE ARIES DOMESTIC FUND or its registered assigns (the "Holder") is entitled to purchase from the Company, subject to the provisions of this Warrant (the "Warrant"), at any time commencing upon the date hereof (the "INITIAL EXERCISE DATE"), and prior to 5:00 P.M., New York City time, on the date which is five (5) years from the date hereof (the "TERMINATION DATE"), June 30, 2002 fully paid and non-assessable shares of the Common Stock, $.01 par value, of the Company ("Common Stock"), at an exercise price of $.5859 per share of Common Stock for an aggregate exercise price of ONE MILLION FIVE HUNDRED FIFTY-EIGHT THOUSAND NINE HUNDRED THIRTY ONE DOLLARS AND EIGHT CENTS ($1,558,931.08) (the aggregate purchase price payable for the Warrant Shares hereunder is hereinafter sometimes referred to as the "AGGREGATE EXERCISE PRICE"). The number of shares of Common Stock to be received upon exercise of this Warrant and the price to be paid for each share of Common Stock are subject to possible adjustment from time to time as hereinafter set forth. The shares of Common Stock or other securities or property deliverable upon such exercise as adjusted from time to time is hereinafter sometimes referred to as the "WARRANT SHARES." The exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the "PER SHARE EXERCISE PRICE." The Per Share Exercise Price is subject to adjustment as hereinafter provided; in the event of any such adjustment, the number of Warrant Shares shall be adjusted by dividing the Aggregate Exercise Price by the Per Share Exercise Price in effect immediately after such adjustment. The Aggregate Exercise Price is not subject to adjustment.

         1. EXERCISE OF WARRANT.

         (a) This Warrant may be exercised in whole or in part, at any time by the Holder commencing on the Initial Exercise Date and prior to the Termination Date, by presentation and surrender of this Warrant, together with the duly executed subscription form attached at the end hereof, at the address set forth in subsection 8(a) hereof, together with payment, by certified or official bank check or wire transfer payable to the order of the Company, of the Aggregate Exercise Price or the proportionate part thereof if exercised in part.

         (b) If this Warrant is exercised in part only, the Company shall, upon presentation of this Warrant upon such exercise, execute and deliver (along with the certificate for the Warrant Shares purchased) a new Warrant evidencing the rights of the Holder hereof to purchase the balance of the Warrant Shares purchasable hereunder upon the same terms and conditions as herein set forth. Upon proper exercise of this Warrant, the Company promptly shall deliver certificates for the Warrant Shares to the Holder duly legended as authorized by the subscription form. No fractional shares or scrip representing fractional shares shall be issued upon exercise of this Warrant; provided that the Company shall pay to the holders of the Warrant cash in lieu of such fractional shares.

         2. RESERVATION OF WARRANT SHARES; FULLY PAID SHARES; TAXES. The Company hereby represents that it has, and until expiration of this Warrant agrees that it shall, reserve for issuance or delivery upon exercise of this Warrant, such number of shares of the Common Stock as shall be required for issuance and/or delivery upon exercise of this Warrant in full, and agrees that all Warrant Shares so issued and/or delivered will be validly issued, fully paid and non-assessable, and further agrees to pay all taxes and charges that may be imposed upon such issuance and/or delivery.

         3. PROTECTION AGAINST DILUTION.

         (a) In the event the Company shall, at any time or from time to time after the date of issuance of this Warrant, issue or distribute to all of the holders of its shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (any such event being herein called a "SPECIAL DIVIDEND"), the Per Share Exercise Price shall be adjusted by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be the then Current Market Price (as defined in paragraph 3(k) below) of the Common Stock, less the Current Market Price of the Special Dividend issued or distributed in respect of one share of Common Stock, and the denominator of which shall be the Current Market Price of the Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution unless such distribution is not ultimately made.

         (b) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of

Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the Per Share Exercise Price shall be adjusted to be equal to a fraction, the numerator of which shall be the Aggregate Exercise Price and the denominator of which shall be the number of shares of Common Stock or other capital stock of the Company issuable upon exercise of this Warrant assuming this Warrant had been exercised immediately prior to such action. An adjustment made pursuant to this subsection 3(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

         (c)(i) Except as provided in subsections 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the consideration, if any, payable to the Company upon exercise or conversion thereof (collectively, the "TOTAL CONSIDERATION") by (ii) the number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities) which is less than the then Current Market Price of the Common Stock (as defined below) but not below the current Per Share Exercise Price (which event is governed by subsection 3(c)(ii)), the Per Share Exercise Price shall be adjusted as of the date of such issuance or sale by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by the Current Market Price of the Common Stock, and the denominator of which shall be (y) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities.

         (ii) Except as provided in subsection 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (the "ISSUE PRICE"), (determined by dividing (i) the Total Consideration by (ii) the number of additional shares of Common Stock issuable upon exercise or conversion of such securities) which is less than the then current Per Share Exercise Price in effect on the record date of such issuance, the Per Share Exercise Price shall be adjusted to equal the Issue Price.

         (d) In the event of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), the

Holder of this Warrant shall have the right thereafter to receive on the exercise of this Warrant the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Warrant been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth in this Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. The above provisions of this subsection 3(e) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant shall be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Warrants not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

         (e) In case any event shall occur as to which the other provisions of this Section 3 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof then, in each such case, the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

         (f) Whenever the Per Share Exercise Price payable upon exercise of each Warrant is adjusted pursuant to this Section 3, the number of shares of Common Stock underlying a Warrant shall simultaneously be adjusted to equal the number obtained by dividing the Aggregate Exercise Price by the adjusted Per Share Exercise Price.

         (g) No adjustment in the Per Share Exercise Price shall be required unless such adjustment would require an increase or decrease of at least $0.01 per share of Common Stock; provided, however, that any adjustments which by reason of this subsection 3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 3 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this Section 3 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share

Exercise Price, in addition to those required by this Section 3, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.

         (h) Whenever the Per Share Exercise Price is adjusted as provided in this Section 3 and upon any modification of the rights of a Holder of Warrants in accordance with this Section 3, the Company shall promptly obtain, at its expense, a certificate of a firm of independent public accountants of recognized standing selected by the Board of Directors (who may be the regular auditors of the Company) setting forth the Per Share Exercise Price and the number of Warrant Shares after such adjustment or the effect of such modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Warrants.

         (i) If the Board of Directors of the Company shall declare any dividend or other distribution with respect to the Common Stock, the Company shall mail notice thereof to the Holders of the Warrants not less than 30 days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

         (j) If, as a result of an adjustment made pursuant to this Section 3, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of any Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Exercise Price between or among shares or such classes of capital stock or shares of Common Stock and other capital stock.

         (k) For the purpose of any computation under Section 3 above, the then Current Market Price per share (the "CURRENT MARKET PRICE") shall be deemed to be the last sale price of the Common Stock on the trading day prior to such date or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, the high per share bid price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if not so available, the fair market value of the Common Stock as determined by agreement between the Company's Board of Directors, on the one part, and the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants, on the second part. If the Board of Directors and such Holders fail to agree on the Current Market Price within 60 days of the date of the action giving rise to any adjustment pursuant to this Section 3, such Holders shall be entitled to appoint a firm of independent public accountants or appraisers of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to such Current Market Price on a basis consistent with the essential intent and principles established herein. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants or appraisers shall be borne by the Company.

         4. REGISTRATION UNDER SECURITIES ACT OF 1933 . The resale of the Warrant Shares shall be registered on the Shelf Registration Statement (as defined in Article 8 of the Securities Purchase Agreement (the "Purchase Agreement") dated as of June 30, 1997, by and among the Company, The Aries Fund, a Cayman Island Trust, and The Aries Domestic Fund, L.P., a Delaware limited partnership) and certain purchasers and the Holder of this Warrant shall have the registration rights as provided in Article 8 of the Purchase Agreement. If the Holder is not a party to the Purchase Agreement, by acceptance of this Warrant the Holder agrees to comply with provisions of Article 8 of the Purchase Agreement to the same extent as if it were a party thereto.

         5. LIMITED TRANSFERABILITY. This Warrant may not be sold, transferred, assigned or hypothecated by the Holder except in compliance with the provisions of the Securities Act of 1933 (the "Act") and the applicable state securities "blue sky" laws, and is so transferable only upon the books of the Company which it shall cause to be maintained for such purpose. The Company may treat the registered Holder of this Warrant as he or it appears on the Company's books at any time as the Holder for all purposes. The Company shall permit any Holder of a Warrant or his duly authorized attorney, upon written request during ordinary business hours, to inspect and copy or make extracts from its books showing the registered holders of Warrants. All Warrants issued upon the transfer or assignment of this Warrant will be dated the same date as this Warrant, and all rights of the holder thereof shall be identical to those of the Holder.

         6. LOSS, ETC., OF WARRANT. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

         7. STATUS OF HOLDER. This Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder, prior to the exercise hereof.

         8. NOTICES. No notice or other communication under this Warrant shall be effective unless, but any notice or other communication shall be effective and shall be deemed to have been given if, the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:

                    (a)  the   Company  at  840   Memorial   Drive,   Cambridge,
          Massachusetts, Attention: Stanley C. Erck, or such other address as the Company has designated in writing to the Holder; or

                  (b) the Holder at the address indicated in the notice provisions to the Purchase Agreement, or other such address as the Holder has designated in writing to the Company.

         9. OPTIONAL CONVERSION. This Warrant shall be converted (the "New Warrant Conversion") into a New Warrant (as hereinafter defined) with an adjusted exercise price as set forth in this Section 9. "New Warrants" shall mean a new class of warrants entitling the holders thereof to purchase, at any time on or before the date which is five (5) years from the date hereof, one share of Common Stock at an exercise price, subject to adjustment, equal to the lesser of (a) $.29 and (b) fifty percent (50%) of the average closing bid price of the Common Stock for either (i) the thirty (30) consecutive trading days preceding the date of the Required Shareholder Approval (the "Approval Date"), if any, or September 30, 1997, (ii) the five (5) consecutive trading days preceding the Approval Date, if any, or September 30, 1997 or (iii) the five (5) consecutive trading days immediately succeeding the Approval Date, if any, or September 30, 1997 whichever is lowest. Other than the per share exercise prices, the New Warrants shall have the same terms as the Class A and B Warrants held by such Holder respectively (including, without limitation, an Aggregate Exercise Price equal to the Aggregate Exercise Price of the sum of the Class A and B Warrants Aggregate Exercise Prices prior to the New Warrant Conversion) and all adjustments required upon an adjustment to the exercise price of the New Warrants pursuant to the terms thereof shall be made in connection with the New Warrant Conversion. To the extent that there is no Required Shareholder Approval (as defined in the Purchase Agreement) necessary, the Initial Warrants shall be converted into New Warrants on September 30, 1997, with an adjusted exercise price equal to the lesser of (a) $.29 and (b) fifty percent (50%) of the average closing bid price of the Common Stock for either (i) the thirty (30) consecutive trading days preceding September 30, 1997, (ii) the five (5) consecutive trading days preceding September 30, 1997 or (iii) the five (5) consecutive trading days immediately succeeding September 30, 1997, whichever is lowest.

         Notwithstanding the foregoing, the New Warrants' per share exercise price shall be adjusted at the time of the Series B Final Closing Date or the closing of the Company's next Qualified Offering (as these terms are defined in the Letter of Intent between the Company and Paramount Capital Inc., dated June 30, 1997) if (i) the per share exercise price of the Offering Warrants (as defined below) or (ii) the quotient of (a) the price per unit sold in the Series B Offering or other Qualified Offering divided by (b) the quantity of Common Stock (or any securities other than Common Stock viewed on a Common Stock equivalent basis, collectively, the "Other Securities") included in each unit sold in such Series B Offering or other Qualified Offering, is less than twice the per share exercise price of the New Warrants. In such event the New Warrants per share exercise price shall be reduced to equal 50% of the then current per share exercise price of the Offering Warrants (as hereafter defined) or per share exercise or offering price of the Other Securities (viewed on a Common Stock equivalent basis). "Offering Warrants" shall mean the warrants described in paragraph 8 of the Letter of Intent between the Company the Holders, and Paramount Capital, Inc. dated June 30, 1997.

         10. HEADINGS. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

         11. APPLICABLE LAW. This Warrant shall be governed by and construed in accordance with the law of the State of New York without giving effect to principles of conflicts of law thereof.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its President and its corporate seal to be hereunto affixed and attested by its Secretary this June 30, 1997.



                                      By: /s/ Stanley C. Erck
                                         -------------------------
                                             Name:  Stanley C. Erck
                                             Title: President


ATTEST:


/s/ Lynette C. Fallon
---------------------
      Secretary



[Corporate Seal]

                                  SUBSCRIPTION

                  The undersigned, ____________________________, pursuant to the provisions of the foregoing Warrant, hereby elects to exercise the within Warrant to the extent of purchasing _____________________ shares of Common Stock thereunder and hereby makes payment of $_______________ by certified or official bank check in payment of the per share exercise price therefor.

Dated:                       Signature:
      ------------                     -----------------------------------

                             Address:
                                       -----------------------------------


                             ASSIGNMENT

                  FOR  VALUE  RECEIVED   _______________________________________
hereby sells,  assigns and transfers unto  _____________________________________
the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _____________________________, attorney, to transfer said Warrant on the books of Procept, Inc.

Dated:                       Signature:
      ------------                     -----------------------------------

                             Address:
                                       -----------------------------------


                               PARTIAL ASSIGNMENT

                  FOR VALUE RECEIVED __________________________ hereby assigns and transfers unto _________________________ the right to purchase __________
shares of the Common Stock, no par value per share, of Procept Inc. covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does irrevocably constitute and appoint __________________________, attorney, to transfer that part of said Warrant on the books of Procept, Inc.


Dated:                       Signature:
      ------------                     -----------------------------------

                             Address:
                                       -----------------------------------

                                   EXHIBIT K

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION THEREFROM. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.



                                  PROCEPT, INC.


                  Class B Warrant for the Purchase of Shares of
                                  Common Stock


No. CB-2                                                        4,941,386 Shares


                  FOR VALUE RECEIVED, PROCEPT, INC., a Delaware corporation (the "COMPANY"), hereby certifies that THE ARIES FUND, A CAYMAN ISLANDS TRUST or its registered assigns (the "Holder") is entitled to purchase from the Company, subject to the provisions of this Warrant (the "Warrant"), at any time commencing upon the date hereof (the "INITIAL EXERCISE DATE"), and prior to 5:00 P.M., New York City time, on the date which is five (5) years from the date hereof (the "TERMINATION DATE"), June 30, 2002 fully paid and non-assessable shares of the Common Stock, $.01 par value, of the Company ("Common Stock"), at an exercise price of $.5859 per share of Common Stock for an aggregate exercise price of TWO MILLION EIGHT-HUNDRED NINETY-FIVE THOUSAND ONE HUNDRED FIFTY-EIGHT DOLLARS AND SIX CENTS ($2,895,158.06) (the aggregate purchase price payable for the Warrant Shares hereunder is hereinafter sometimes referred to as the "AGGREGATE EXERCISE PRICE"). The number of shares of Common Stock to be received upon exercise of this Warrant and the price to be paid for each share of Common Stock are subject to possible adjustment from time to time as hereinafter set forth. The shares of Common Stock or other securities or property deliverable upon such exercise as adjusted from time to time is hereinafter sometimes referred to as the "WARRANT SHARES." The exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the "PER SHARE EXERCISE PRICE." The Per Share Exercise Price is subject to adjustment as hereinafter provided; in the event of any such adjustment, the number of Warrant Shares shall be adjusted by dividing the Aggregate Exercise Price by the Per Share Exercise Price in effect immediately after such adjustment. The Aggregate Exercise Price is not subject to adjustment.

                  1.       EXERCISE OF WARRANT.

                  (a) This Warrant may be exercised in whole or in part, at any time by the Holder commencing on the Initial Exercise Date and prior to the Termination Date, by presentation and surrender of this Warrant, together with the duly executed subscription form attached at the end hereof, at the address set forth in subsection 8(a) hereof, together with payment, by certified or official bank check or wire transfer payable to the order of the Company, of the Aggregate Exercise Price or the proportionate part thereof if exercised in part.

                  (b) If this Warrant is exercised in part only, the Company shall, upon presentation of this Warrant upon such exercise, execute and deliver (along with the certificate for the Warrant Shares purchased) a new Warrant evidencing the rights of the Holder hereof to purchase the balance of the Warrant Shares purchasable hereunder upon the same terms and conditions as herein set forth. Upon proper exercise of this Warrant, the Company promptly shall deliver certificates for the Warrant Shares to the Holder duly legended as authorized by the subscription form. No fractional shares or scrip representing fractional shares shall be issued upon exercise of this Warrant; provided that the Company shall pay to the holders of the Warrant cash in lieu of such fractional shares.

                  2. RESERVATION OF WARRANT SHARES; FULLY PAID SHARES; TAXES. The Company hereby represents that it has, and until expiration of this Warrant agrees that it shall, reserve for issuance or delivery upon exercise of this Warrant, such number of shares of the Common Stock as shall be required for issuance and/or delivery upon exercise of this Warrant in full, and agrees that all Warrant Shares so issued and/or delivered will be validly issued, fully paid and non-assessable, and further agrees to pay all taxes and charges that may be imposed upon such issuance and/or delivery.

                  3.  PROTECTION AGAINST DILUTION.

                  (a) In the event the Company shall, at any time or from time to time after the date of issuance of this Warrant, issue or distribute to all of the holders of its shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (any such event being herein called a "SPECIAL DIVIDEND"), the Per Share Exercise Price shall be adjusted by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be the then Current Market Price (as defined in paragraph 3(k) below) of the Common Stock, less the Current Market Price of the Special Dividend issued or distributed in respect of one share of Common Stock, and the denominator of which shall be the Current Market Price of the Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution unless such distribution is not ultimately made.

                  (b) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of

Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the Per Share Exercise Price shall be adjusted to be equal to a fraction, the numerator of which shall be the Aggregate Exercise Price and the denominator of which shall be the number of shares of Common Stock or other capital stock of the Company issuable upon exercise of this Warrant assuming this Warrant had been exercised immediately prior to such action. An adjustment made pursuant to this subsection 3(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

                  (c)(i) Except as provided in subsections 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the consideration, if any, payable to the Company upon exercise or conversion thereof (collectively, the "TOTAL CONSIDERATION") by (ii) the number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities) which is less than the then Current Market Price of the Common Stock (as defined below) but not below the current Per Share Exercise Price (which event is governed by subsection 3(c)(ii)), the Per Share Exercise Price shall be adjusted as of the date of such issuance or sale by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by the Current Market Price of the Common Stock, and the denominator of which shall be (y) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities.

                  (ii) Except as provided in subsection 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (the "ISSUE PRICE"), (determined by dividing (i) the Total Consideration by (ii) the number of additional shares of Common Stock issuable upon exercise or conversion of such securities) which is less than the then current Per Share Exercise Price in effect on the record date of such issuance, the Per Share Exercise Price shall be adjusted to equal the Issue Price.

                  (d) In the event of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation
(including any exchange effected in connection with a merger of a third corporation into the Company), the

Holder of this Warrant shall have the right thereafter to receive on the exercise of this Warrant the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Warrant been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth in this Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. The above provisions of this subsection 3(e) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant shall be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Warrants not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

                  (e) In case any event shall occur as to which the other provisions of this Section 3 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof then, in each such case, the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

                  (f) Whenever the Per Share Exercise Price payable upon exercise of each Warrant is adjusted pursuant to this Section 3, the number of shares of Common Stock underlying a Warrant shall simultaneously be adjusted to equal the number obtained by dividing the Aggregate Exercise Price by the adjusted Per Share Exercise Price.

                  (g) No adjustment in the Per Share Exercise Price shall be required unless such adjustment would require an increase or decrease of at least $0.01 per share of Common Stock; provided, however, that any adjustments which by reason of this subsection 3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 3 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this Section 3 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share

Exercise Price, in addition to those required by this Section 3, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.

                  (h) Whenever the Per Share Exercise Price is adjusted as provided in this Section 3 and upon any modification of the rights of a Holder of Warrants in accordance with this Section 3, the Company shall promptly obtain, at its expense, a certificate of a firm of independent public accountants of recognized standing selected by the Board of Directors (who may be the regular auditors of the Company) setting forth the Per Share Exercise Price and the number of Warrant Shares after such adjustment or the effect of such modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Warrants.

                  (i) If the Board of Directors of the Company shall declare any dividend or other distribution with respect to the Common Stock, the Company shall mail notice thereof to the Holders of the Warrants not less than 30 days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

                  (j) If, as a result of an  adjustment  made  pursuant  to this
Section 3, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of any Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Exercise Price between or among shares or such classes of capital stock or shares of Common Stock and other capital stock.

                  (k) For the purpose of any computation under Section 3 above, the then Current Market Price per share (the "CURRENT MARKET PRICE") shall be deemed to be the last sale price of the Common Stock on the trading day prior to such date or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, the high per share bid price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if not so available, the fair market value of the Common Stock as determined by agreement between the Company's Board of Directors, on the one part, and the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants, on the second part. If the Board of Directors and such Holders fail to agree on the Current Market Price within 60 days of the date of the action giving rise to any adjustment pursuant to this Section 3, such Holders shall be entitled to appoint a firm of independent public accountants or appraisers of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to such Current Market Price on a basis consistent with the essential intent and principles established herein. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants or appraisers shall be borne by the Company.

                  4. REGISTRATION UNDER SECURITIES ACT OF 1933 . The resale of the Warrant Shares shall be registered on the Shelf Registration Statement (as defined in Article 8 of the Securities Purchase Agreement (the "Purchase Agreement") dated as of June 30, 1997, by and among the Company, The Aries Fund, a Cayman Island Trust, and The Aries Domestic Fund, L.P., a Delaware limited partnership) and certain purchasers and the Holder of this Warrant shall have the registration rights as provided in Article 8 of the Purchase Agreement. If the Holder is not a party to the Purchase Agreement, by acceptance of this Warrant the Holder agrees to comply with provisions of Article 8 of the Purchase Agreement to the same extent as if it were a party thereto.

                  5. LIMITED TRANSFERABILITY. This Warrant may not be sold, transferred, assigned or hypothecated by the Holder except in compliance with the provisions of the Securities Act of 1933 (the "Act") and the applicable state securities "blue sky" laws, and is so transferable only upon the books of the Company which it shall cause to be maintained for such purpose. The Company may treat the registered Holder of this Warrant as he or it appears on the Company's books at any time as the Holder for all purposes. The Company shall permit any Holder of a Warrant or his duly authorized attorney, upon written request during ordinary business hours, to inspect and copy or make extracts from its books showing the registered holders of Warrants. All Warrants issued upon the transfer or assignment of this Warrant will be dated the same date as this Warrant, and all rights of the holder thereof shall be identical to those of the Holder.

                  6. LOSS, ETC., OF WARRANT. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

                  7. STATUS OF HOLDER. This Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder, prior to the exercise hereof.

                  8. NOTICES. No notice or other communication under this Warrant shall be effective unless, but any notice or other communication shall be effective and shall be deemed to have been given if, the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:

                  (a) the Company at 840 Memorial Drive, Cambridge, Massachusetts, Attention: Stanley C. Erck, or such other address as the Company has designated in writing to the Holder; or

                  (b) the Holder at the address indicated in the notice provisions to the Purchase Agreement, or other such address as the Holder has designated in writing to the Company.

                  9. OPTIONAL CONVERSION. This Warrant shall be converted (the "New Warrant Conversion") into a New Warrant (as hereinafter defined) with an adjusted exercise price as set forth in this Section 9. "New Warrants" shall mean a new class of warrants entitling the holders thereof to purchase, at any time on or before the date which is five (5) years from the date hereof, one share of Common Stock at an exercise price, subject to adjustment, equal to the lesser of (a) $.29 and (b) fifty percent (50%) of the average closing bid price of the Common Stock for either (i) the thirty (30) consecutive trading days preceding the date of the Required Shareholder Approval (the "Approval Date"), if any, or September 30, 1997, (ii) the five (5) consecutive trading days preceding the Approval Date, if any, or September 30, 1997 or (iii) the five (5) consecutive trading days immediately succeeding the Approval Date, if any, or September 30, 1997 whichever is lowest. Other than the per share exercise prices, the New Warrants shall have the same terms as the Class A and B Warrants held by such Holder respectively (including, without limitation, an Aggregate Exercise Price equal to the Aggregate Exercise Price of the sum of the Class A and B Warrants Aggregate Exercise Prices prior to the New Warrant Conversion) and all adjustments required upon an adjustment to the exercise price of the New Warrants pursuant to the terms thereof shall be made in connection with the New Warrant Conversion. To the extent that there is no Required Shareholder Approval (as defined in the Purchase Agreement) necessary, the Initial Warrants shall be converted into New Warrants on September 30, 1997, with an adjusted exercise price equal to the lesser of (a) $.29 and (b) fifty percent (50%) of the average closing bid price of the Common Stock for either (i) the thirty (30) consecutive trading days preceding September 30, 1997, (ii) the five (5) consecutive trading days preceding September 30, 1997 or (iii) the five (5) consecutive trading days immediately succeeding September 30, 1997, whichever is lowest.

                  Notwithstanding the foregoing, the New Warrants' per share exercise price shall be adjusted at the time of the Series B Final Closing Date or the closing of the Company's next Qualified Offering (as these terms are defined in the Letter of Intent between the Company and Paramount Capital Inc., dated June 30, 1997) if (i) the per share exercise price of the Offering Warrants (as defined below) or (ii) the quotient of (a) the price per unit sold in the Series B Offering or other Qualified Offering divided by (b) the quantity of Common Stock (or any securities other than Common Stock viewed on a Common Stock equivalent basis, collectively, the "Other Securities") included in each unit sold in such Series B Offering or other Qualified Offering, is less than twice the per share exercise price of the New Warrants. In such event the New
Warrants per share exercise price shall be reduced to equal 50% of the then current per share exercise price of the Offering Warrants (as hereafter defined) or per share exercise or offering price of the Other Securities (viewed on a Common Stock equivalent basis). "Offering Warrants" shall mean the warrants described in paragraph 8 of the Letter of Intent between the Company the Holders, and Paramount Capital, Inc. dated June 30, 1997.

                  10. HEADINGS. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

                  11. APPLICABLE LAW. This Warrant shall be governed by and construed in accordance with the law of the State of New York without giving effect to principles of conflicts of law thereof.

                  IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its _______________________ and its corporate seal to be hereunto affixed and attested by its Secretary this June 30, 1997.


                                  PROCEPT, INC.



                                  By: /s/ Stanley C. Erck
                                      ------------------------------
                                         Name:  Stanley C. Erck
                                         Title: President


ATTEST:


/s/ Lynette C. Fallon
--------------------
      Secretary



[Corporate Seal]

                                  SUBSCRIPTION

                  The undersigned, ____________________________, pursuant to the provisions of the foregoing Warrant, hereby elects to exercise the within Warrant to the extent of purchasing _____________________ shares of Common Stock thereunder and hereby makes payment of $_______________ by certified or official bank check in payment of the per share exercise price therefor.

Dated:                              Signature:
      --------------                           ---------------------------

                                    Address:
                                               ---------------------------


                                   ASSIGNMENT

                  FOR  VALUE  RECEIVED   _______________________________________
hereby sells,  assigns and transfers unto  _____________________________________
the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _____________________________, attorney, to transfer said Warrant on the books of Procept, Inc.


Dated:                              Signature:
      --------------                           ---------------------------

                                    Address:
                                               ---------------------------



                               PARTIAL ASSIGNMENT

                  FOR VALUE RECEIVED __________________________ hereby assigns and transfers unto _________________________ the right to purchase __________
shares of the Common Stock, no par value per share, of Procept Inc. covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does irrevocably constitute and appoint __________________________, attorney, to transfer that part of said Warrant on the books of Procept, Inc.


Dated:                              Signature:
      --------------                           ---------------------------

                                    Address:
                                               ---------------------------

                                   EXHIBIT L


                                                           June 29, 1997


VIA FACSIMILE
(617) 491-1521

Mr. Stanley C. Erck
President and Chief Executive Officer
Procept, Inc.
840 Memorial Drive
Cambridge, MA 02139

Dear Sirs:

                  Reference is made to our recent discussions relating to (i) a proposed investment (the "Series A Transaction") by the Aries Domestic Fund, L.P. (the "Partnership") and The Aries Trust (the "Trust") in Procept, Inc. (the "Company") and (ii) a proposed offering (the "Offering") of units (the "Units") of Series B Preferred Stock and Warrants (the "Series B Offering") to be issued by Procept, Inc. (the "Company") as hereinafter described. Based upon our discussions, financial materials which you have submitted to us and representations which you have made to us describing the Company and its principals, the present and proposed business activities of the Company and the Company's operations and financial condition, we hereby confirm in principle our interest in (i) the Series A Transaction and (ii) Paramount Capital, Inc. acting as placement agent (the "Placement Agent"), on a "best efforts" basis, for the Series B Offering, upon the following basic terms and conditions:

                  1. (a) The Company shall sell to the Partnership and the Trust, $3,000,000 of Units (the "Series A Units"), the Series A Unit consisting in the aggregate of (a) 30,061 shares of Series A Preferred Stock, stated value $100.00 per share, of the Company (also referred to herein as the "Series A Preferred Stock") and (b) in the aggregate 2,742,696 Class A warrants (the "Class A Warrants") at an exercise price of $.01 and (c) 7,602,132 Class B warrants (the "Class B Warrants") at an exercise price equal to $.5859 (the Class A Warrants and the Class B Warrants being collectively referred to as the "Initial Warrants"). The rights and preferences of the Series A Preferred Stock are substantially as set forth in Exhibit A hereto. The Initial Warrants shall include the terms described in paragraph 1(e) below.

                  (b) The Series A Transaction shall be subject to the completion of necessary corporate and legal due diligence and the execution of definitive documentation satisfactory to the Aries Domestic Fund, L.P. (the "Partnership") and The Aries Trust (the "Trust"), in their sole discretion.

                  (c) The date of the closing of the purchase of the Series A Preferred Stock (the "Series A Closing Date") shall occur no later than June 30, 1997.

                  (d) The Company (i) shall amend its current proxy statement (the "Proxy Statement") by no later than July 3, 1997, and (ii) with the assistance of a proxy solicitor acceptable to the Trust and the Partnership, shall use best efforts to obtain approval of the inclusion of blank check Preferred Stock in its Certificate of Incorporation by no later than July 15, 1997. In the event that the Company fails to obtain approval from its stockholders of the inclusion in the Company's Charter of blank check Preferred Stock in connection with the Proxy Statement, the Company shall obtain such approval as set forth in paragraph 1(e) below.

                  (e) In addition to the obligations set forth in paragraph 1(d) above, as soon as possible and, in any event, no later than September 30, 1997, the Company shall hold a shareholders meeting to obtain (i) any requisite shareholder approvals (the "Required Shareholder Approvals") necessary to consummate the Series A Transaction and related transactions as contemplated by this Letter of Intent and (ii) approval of the Series A Preferred Stock, to the extent not previously approved in connection with the Proxy Statement. The Company shall, as promptly as possible, engage a nationally recognized independent investment banking firm to render a fairness opinion on the transactions contemplated herein and in the Purchase Agreement and such fairness opinion shall be included in the proxy statement circulated by the Company to its shareholders in connection with obtaining the Required Shareholder Approvals. "Required Shareholder Approvals" shall include, at least to the extent required by law or the Nasdaq National or SmallCap Market, (x) any approval required to the extent a change of control of the Company may be deemed to occur, (y) any approval that may be deemed to be required in light of the number, the voting rights, the price and any other terms of the securities being issued by the Company, and (z) any approval that may be deemed to be required in order to authorize any securities being issued by the Company. Upon the receipt of the Required Shareholder Approvals or in the event that the Required Shareholder Approvals are not obtained by September 30, 1997, each Initial Warrant shall be converted into a New Warrant (as hereinafter defined). "New Warrants" shall mean a new class of warrants entitling the holders thereof to purchase, at any time over a five year period one share of Common Stock at an exercise price equal to the lesser of (x) $.29 or (y) 50% of the average closing bid price of the Common Stock for either (i) the five (5) consecutive trading days immediately succeeding the date of the shareholder approval (the "Approval Date") or September 30, 1997, or (ii) the thirty (30) consecutive trading days immediately preceding the Approval Date or September 30, 1997 or (iii) the five
(5) consecutive trading days immediately preceding the Approval Date or September 30, 1997, whichever is lowest. In addition, to the extent that there are no shareholder approvals required, the Initial Warrants shall convert into New Warrants and the exercise price of the New Warrants shall be adjusted to equal the lesser of (x) $.29, (y) the Series

A Preferred Conversion Price (as defined in Exhibit A hereto) or (z) 50% of the average closing bid price of the Common Stock for either (i) the five (5) consecutive trading days immediately succeeding September 30, 1997, or (ii) the thirty (30) consecutive trading days preceding September 30, 1997 or (iii) the five (5) consecutive trading days immediately preceding September 30, 1997, whichever is lowest. Notwithstanding the foregoing, the exercise price of the New Warrants is subject to an additional one time reset adjustment at the time of the Series B Final Closing Date (as defined in paragraph 3 below), if the exercise price of the Class C Warrants (as defined in paragraph 3 below) is less than twice the exercise price of the New Warrants. In such event the New Warrants exercise price shall be reduced to equal a 50% discount to the Class C Warrants exercise price.

                  (f) In addition to the foregoing, in the event that the Company fails to obtain approval from its stockholders of the inclusion in the Company's Charter of blank check Preferred Stock in connection with the Proxy Statement prior to June 30, 1997, the Series A Preferred Stock included in the Units shall be replaced by $200,000 principal amount of 12% Convertible Notes and shares of the Company's Common Stock (the "Alternate Offering") (the terms of the Initial and New Warrants included in the Units shall remain as set forth herein), such Alternate Offering to occur as set forth in accordance with the terms and conditions of, and such Notes and shares of the Company's Company stock to have the terms set forth in, the form of Securities Purchase Agreement attached as Exhibit B hereto (including any changes that are included in any final execution copy of the Purchase Agreement) (the "Purchase Agreement"). The holders of the Common Stock shall have a put right (the "Call Right") with respect to the Series A Preferred Stock upon approval of the stockholders of the Company of the inclusion of blank check or Series A Preferred Stock in the Company's Certificate of Incorporation.

                  2. At any time after October 1, 1997, in addition to the Series A Transaction, subject to the completion of necessary corporate and legal due diligence (as to which the Placement Agent shall be the sole judge), the Placement Agent, at the Company's request, shall serve as placement agent, on a "best efforts" basis, of a private placement to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "Act") for the purchase of Units (the "Series B Units") and the Company will sell directly to such purchasers a minimum of 25 Series B Units (the
"Minimum Offering") and a maximum of 100 Series B Units (the "Maximum Offering"), with an option in favor of the Placement Agent to offer up to an additional 50 Series B Units to cover over-allotments. Each Unit will consist of
(a) 1,000 shares of Series B Preferred Stock, stated value $100.00 per share, of the Company (also referred to herein as the "Series B Preferred Stock") and (b) 333,333 Class C Warrants (the "Class C Warrants"). The rights and preferences of the Series B Preferred Stock are substantially the same as the Series A Preferred Stock except that the initial conversion price of the Series B shall be equal to the lesser of (a) the closing bid price of the Common Stock at the time the Series B Offering is commenced and (b) 75% of the average closing bid price of the Common Stock for either (i) the thirty (30) consecutive trading days immediately preceding any

Series B closing date, or (ii) the five (5) consecutive trading days immediately preceding any Series B closing date, whichever is the lowest. Subject to restrictions on transferability under applicable securities laws, the components of the Units will be immediately separable.

                  3. Subject to market and other conditions at the time of the Series B Offering contemplated herein, the Series B Units will be offered at $100,000 per Unit.

                  4. An escrow agent reasonably acceptable to the Company shall be designated by the Placement Agent to hold subscriptions for the benefit of customers pending the closing of the Series B Offering. The final closing date of the Series B Offering will occur no later than sixty (60) days following the date of the offering memorandum (the "Memorandum") for the Series B Offering, subject to extension at the option of the Placement Agent for an additional sixty (60) days (the "Final Closing Date"). In the event that valid subscriptions for at least 25 Units are not received by the Final Closing Date, subscriptions will be released from escrow and returned to customers, with interest. Upon receipt of the Minimum Offering amount, the Placement Agent may hold a closing (the "Initial Closing") and may hold subsequent closings on an interim basis until the Maximum Offering amount (including any over-allotment amount) has been reached or until the Series B Final Closing Date, whichever is earlier.

                  5. Pending completion or termination (pursuant to paragraph 10 below) of the Offerings, the Company agrees that it will not, directly or indirectly, through any officer, director, agent or otherwise, initiate, solicit, encourage, negotiate or discuss with any third party (including by way of furnishing non-public information concerning the Company or its businesses, assets or properties), or take any other action to facilitate any inquiries with respect to the making of, any proposal that constitutes or may reasonably be expected to lead to, a Competing Transaction provided, however, that the foregoing prohibitions shall terminate either (x) on the date that is 210 days after the Series A Closing Date if the Company does not proceed with the Series B Offering or (y) upon the Series B Final Closing Date if the Company does proceed with the Series B Offering. For purposes hereof the term "Competing Transaction" shall mean any proposal with respect to (a) a possible public or private offering or placement of its securities, (b) a recapitalization, merger or other business combination involving the Company or any of its subsidiaries or (c) the acquisition of a substantial portion of the assets of the Company. Notwithstanding the foregoing, nothing shall prohibit the Board of Directors of the Company from (i) furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited proposal with respect to a Competing Transaction, if, and only to the extent that, (A) the Board of the Directors of the Company, after consultation with and based upon the written advice of independent legal counsel, determines in good faith that such action is necessary for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under applicable law, but only in response to a written, bona fide proposal with respect to a Competing Transaction that the Board of Directors of the Company, after consultation with its financial advisors, determines is superior (including financially superior) to the Company, than the Series A Transaction and Series B Offering and related transactions (considered together as a complete transaction), taking into account the ability of the party making such proposal to finance such proposal and such party's ability to obtain any required regulatory and third party approvals for such Competing Transaction (a "Superior Proposal") and (B) the Company, prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity (x) provides notice to the Partnership and the Trust or the Placement Agent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity and (y) receives from such person or entity an executed confidentiality agreement in reasonably customary form; or (ii) complying with its obligations, if any, under applicable law to disclose the existence and terms of any proposal for a Competing Transaction. In addition, pending completion or termination (pursuant to paragraph 10 below) of the Series B Offering, the Company agrees that it will not dispose of any assets of the Company (including, without limitation, creating, suffering to exist or permitting the imposition of any liens).

                  6. The Company will, as soon as practicable, but not later than the earlier of (a) 30 days after the Series B Final Closing Date or a Qualified Offering (as defined below) and (b) 210 days after the Series A Closing Date (each of (a) and/or (b) referred to herein as a "Filing Target Date"), (i) file a shelf registration statement (the "Shelf Registration Statement") with respect to (x) the resale of the shares of Common Stock issuable upon conversion of the Series A and Series B Preferred Stock, (y) the Class C Warrants and (z) the shares of Common Stock issuable upon exercise of the Class A, Class B and Class C Warrants (including the New Warrants (as defined in paragraph 1(d) hereof), as the case may be) (together, the "Registrable Capital Stock") with the SEC and use its best efforts to have such Shelf Registration Statement declared effective by the SEC prior to the date which is 75 days after the Series B Final Closing Date or other applicable Filing Target Date (subject to penalties for failure to effect such registration in the time frames required) and (b) cause such Shelf Registration Statement to remain effective until such date as the holders of the securities have completed the distribution described in the Shelf Registration Statement or at such time that such shares are no longer, by reason of Rule 144(k) under the Securities Act, required to be registered for the sale thereof by such holders. If requested by the Trust, the Partnership and/or the Placement Agent, and in accordance with applicable securities laws, the Shelf Registration Statement shall cover the direct sale of such Registrable Capital Stock to the holders of such securities. The Registrable Capital Stock issued in any Series B Offering (excluding any Registrable Capital Stock purchased by the Trust, the Partnership or the Placement Agent in the Series A Transaction and any other shares of capital stock owned at any time by any of the foregoing) will be subject to a staggered "lock-up" (the "Lock-Up") PURSUANT TO WHICH: (I) SEVENTY-FIVE PERCENT (75%) OF EACH HOLDER'S REGISTRABLE SECURITIES SHALL BE SUBJECT TO A LOCK-UP FOR THE FIRST THREE MONTHS FOLLOWING THE EFFECTIVE DATE (THE "EFFECTIVE DATE") OF THE SHELF REGISTRATION STATEMENT; (II) FIFTY PERCENT (50%) OF SUCH SECURITIES WILL BE SUBJECT TO SUCH A LOCK-UP UNTIL SIX MONTHS FOLLOWING THE EFFECTIVE DATE; AND (III) THE REMAINING TWENTY-FIVE PERCENT (25%) OF SUCH

SECURITIES WILL BE LOCKED-UP UNTIL NINE MONTHS FOLLOWING THE EFFECTIVE DATE. TWENTY- FIVE PERCENT (25%) OF THE REGISTRABLE SECURITIES WILL NOT BE SUBJECT TO ANY LOCK-UP. THE LOCK-UP MAY BE MODIFIED AS MAY BE DEEMED ADVISABLE BY THE PLACEMENT AGENT. A "QUALIFIED OFFERING" SHALL MEAN AN EQUITY OFFERING (OTHER THAN THE SERIES A TRANSACTION) OR SERIES OF EQUITY OFFERINGS WITH GROSS PROCEEDS IN EXCESS OF $2,000,000 (A "QUALIFIED OFFERING").

                  7. The Placement Agent will receive cash commissions equal to 9% of the price of the Units issued in the Series B Offering (the "Cash
Commissions"). The Placement Agent may, in its discretion, retain other placement agents, who shall be members in good standing of the National Association of Securities Dealers, Inc. ("NASD"), to act as selected dealers in placing the Units. Such other placement agents will be compensated by the Placement Agent out of its commissions. The Company has advised the Trust, the Partnership and the Placement Agent that no person is entitled, directly or indirectly, to compensation or success fees from the Company for services as a finder, placement agent, investment banker or otherwise in connection with the proposed Offering or any other transaction contemplated by this Letter of Intent except for pre-existing agreements provided to the Trust and the Partnership prior to the date hereof.

                  8. Each Class C Warrant entitles the holder thereof to purchase, at any time over a five year period one share of Common Stock at an exercise price equal to the lesser of (a) the market price at the time the Series B Offering is commenced and (b) 75% of the average closing bid price of the Common Stock for either (i) the thirty consecutive trading days immediately preceding any Series B Offering closing date or (ii) the five consecutive trading days immediately preceding any Series B Offering closing date, whichever is the lowest. The Class C Warrant exercise price is subject to adjustment under certain customary circumstances, including, without limitation, upon the occurrence of a merger, reorganization, consolidation, reclassification, stock dividend or stock split which will result in an increase or decrease in the number of shares of Common Stock outstanding and upon below market and/or exercise price issuances. The Class C Warrants are subject to redemption by the Company at $.01 per share for each share subject to each Warrant on 60 days' prior written notice, provided that the closing bid quotation for the Common Stock as reported on the NASDAQ, or on such exchange on which the Common Stock is then traded or listed, exceeds 250% of the exercise price per share for 20 consecutive trading days ending three days prior to the date of the notice of redemption. The Class C Warrants are not redeemable on or prior to the first anniversary of their issuance. The Company will pay the Placement Agent a commission of 5% upon the exercise of any of the Class A, Class B or Class C Warrants. The Placement Agent may allow a portion of this commission to members in good standing of the NASD. Any costs incurred by the Placement Agent in connection with the solicitation of Warrant exercises or the redemption of Warrants shall be borne by the Company.

                  9. Pending completion of each the Series A Transaction and Series

B Offering and for a 30 day period thereafter, the Company will not issue press releases or other communication, hold any press conference or engage in other publicity without obtaining the prior written consent of the Partnership and the Trust or the Placement Agent, as the case may be, except to the extent required by law, the rules of the Nasdaq National or SmallCap Markets or as necessary to obtain the Required Shareholder Approvals. The Company shall make a Rule 135(c) (under the Securities Act of 1933, as amended) announcement prior to the commencement of the Series B Offering. During the 36 months following the closing of the Series A Transaction, the Company shall not, without the prior written consent of the Partnership and the Trust or, to the extent such consent right is not exercised by the Partnership or the Trust, the Placement Agent, offer or sell any of its securities in reliance on Regulation S of the Securities Act of 1933, as amended. During the 24 month period following the earlier of (x) October 1, 1997 and (y) the closing of the Series B Offering, the Placement Agent shall have the right of first refusal to act as placement agent for the private offering of any securities of the Company (such right of first refusal shall have a standard twenty day notice requirement, pursuant to which the Placement Agent shall have twenty days to determine whether or not it wishes to exercise such right, which notice requirement will only be triggered in the event that the Company has received a bona fide offer from any third party to serve as placement agent which it is willing to accept). During the 36 month period following the closing of the Series A Transaction (as defined in paragraph 14 below), the Company will not extend the expiration date or lower the exercise or the conversion price of any options, warrants or convertible securities, without the prior written consent of the Partnership and the Trust or, to the extent such consent right is not exercised by the Partnership or the Trust, the Placement Agent. During the 5 year period following the closing of the Series A Transaction, the Partnership and the Trust, or, to the extent such right is not exercised by the Partnership or the Trust, the Placement Agent, shall be entitled to designate (the "Board Right") a majority of the Directors or observers to the Board of Directors of the Company provided, however, that to the extent such right would cause the Company to violate Rule 4460(i) of the National Association Securities Dealers's Marketplace Rules, the Partnership, the Trust, or the Placement Agent, as the case may be, shall not elect such number of directors as would violate such rule until the earlier of (x) the date of approval by the holders of the Company of the transactions contemplated herein and in the Letter of Intent, (y) the date that Rule 4460(i) no longer applies to such transactions and (z) September 30, 1997. Notwithstanding the foregoing, the Partnership and the Trust or, to the extent such right is not exercised by the Partnership or the Trust, the Placement Agent, shall immediately and during the entirety of such 5 year period have the right to appoint at least 3 designees to the Board of Directors. The Company agrees to nominate the Trust's, the Partnership's and/or the Placement's Agent's Board designees for election to the Board of Directors and to use best efforts to ensure that such nominees are elected to the Board. The Company shall take all action necessary to limit the size of the Board of Directors to no greater than 7 members or such lesser or greater amount as designated by the Trust, the Partnership and/or the Placement Agent. The Company shall not use the name of the Placement Agent, the Trust, the Partnership or any officer, director, employee or shareholder of the foregoing without the express written consent of the Placement Agent, the Trust, the Partnership and any such person except to the extent required by law as a result of consummation of the transactions specifically described herein, in which case any disclosure shall still require prior written consent of each of the named persons however consent to such use shall not be unreasonably withheld.

                  10. The Company shall be responsible for and shall bear all expenses directly and necessarily incurred in connection with the proposed Series A Transaction and Series B Offering, including but not limited to the costs of preparing and printing the Memorandum and all exhibits thereto; preparing, printing and delivering exhibits thereto and copies of the preliminary, final and supplemental prospectus; the costs of preparing, printing and filing with the Securities and Exchange Commission (the "SEC") the Shelf Registration Statement and amendments, post-effective amendments and supplements thereto; preparing, printing and delivering exhibits thereto and copies of the preliminary, final and supplemental prospectus; preparing, printing and delivering all selling documents, including but not limited to the Placement Agency Agreement, subscription agreements, warrant agreements, blue sky memorandum and stock and warrant certificates; blue sky fees, filing fees and legal fees and disbursements of blue sky counsel for the offerings; fees and disbursements of the transfer and warrant agent; the cost of a total of two sets of bound closing volumes for the Placement Agent and its counsel; and the cost of three tombstone advertisements, at least one of which shall be in a national business newspaper and one of which shall be in a major New York newspaper (OR AT THE PLACEMENT AGENT'S OPTION, 40 LUCITE DEAL MEMENTOS)(COLLECTIVELY, THE "COMPANY EXPENSES"). THE COMPANY SHALL PAY TO THE PLACEMENT AGENT A NON-ACCOUNTABLE EXPENSE ALLOWANCE EQUAL TO 4% OF THE TOTAL PROCEEDS OF THE SERIES B OFFERING (THE "EXPENSE ALLOWANCE") TO COVER THE COST OF OUR MAILING, TELEPHONE, TELEGRAPH, TRAVEL, DUE DILIGENCE MEETINGS AND OTHER SIMILAR EXPENSES INCLUDING LEGAL FEES AND COSTS OF THE PLACEMENT AGENT'S COUNSEL (OTHER THAN LEGAL FEES AND COSTS INCURRED IN CONNECTION WITH BLUE SKY MATTERS AS TO WHICH FEES, AS SET FORTH ABOVE, THE COMPANY SHALL BE RESPONSIBLE) OF WHICH $20,000 SHALL BE DUE AND PAYABLE UPON THE DATE THAT THE MEMORANDUM IS COMPLETED (WHICH $20,000 PAYMENT SHALL BE CREDITED TO THE COMPANY AND OFFSET AGAINST THE TOTAL EXPENSE ALLOWANCE DUE THE PLACEMENT AGENT IN CONNECTION WITH THE SERIES B OFFERING). SUCH PREPAID EXPENSE ALLOWANCE SHALL BE NON-REFUNDABLE. IF THE PROPOSED SERIES A TRANSACTION OR SERIES B OFFERING IS NOT COMPLETED BECAUSE THE COMPANY PREVENTS IT OR BECAUSE OF A BREACH BY THE COMPANY OF ANY COVENANTS, REPRESENTATIONS OR WARRANTIES CONTAINED HEREIN, THE COMPANY SHALL PAY TO THE TRUST, THE PARTNERSHIP AND/OR THE PLACEMENT AGENT, AS THE CASE MAY BE, A FEE OF $100,000 (IN ADDITION TO THE COMPANY EXPENSES FOR WHICH THE COMPANY SHALL IN ALL EVENTS REMAIN LIABLE). IF, AFTER THE SERIES A CLOSING DATE, THE REQUIRED SHAREHOLDER APPROVALS ARE NOT OBTAINED BY SEPTEMBER 30, 1997 ON THE TERMS AND CONDITIONS CONTEMPLATED HEREIN AND IN THE LETTER OF INTENT, OR IF THE REQUIRED ADJUSTMENTS TO THE SERIES A CONVERSION PRICE OR THE CONVERSION OF THE CLASS A AND CLASS B WARRANTS INTO NEW WARRANTS HAS NOT BEEN APPROVED OR HAS NOT OCCURRED OR, IN THE CASE OF THE ALTERNATE OFFERING, THE APPROVAL ISSUANCE (AS DEFINED IN THE PURCHASE AGREEMENT) HAS NOT BEEN APPROVED OR HAS NOT OCCURRED, OR IF THE PARTNERSHIP, THE TRUST AND/OR THE PLACEMENT AGENT HAVE NOT

APPOINTED A MAJORITY OF THE COMPANY'S BOARD OF DIRECTORS, OR PURCHASERS HAVE NOT ACQUIRED CAPITAL STOCK OF THE COMPANY REPRESENTING IN EXCESS IN THE AGGREGATE OF 51% OF THE TOTAL VOTING SHARES (AS DEFINED IN PARAGRAPH 14 HEREOF), AS A RESULT OF THE FAILURE OF THE COMPANY TO OBTAIN THE REQUIRED SHAREHOLDER APPROVAL OR FOR ANY OTHER REASON, THEN, IN ADDITION TO ANY OTHER RIGHTS OF THE PARTNERSHIP, THE TRUST AND THE PLACEMENT AGENT OR OBLIGATIONS OF THE COMPANY HEREUNDER, THE COMPANY SHALL PAY TO THE PARTNERSHIP AND THE TRUST A FEE OF $500,000. IN ADDITION TO AND NOTWITHSTANDING THE FOREGOING, WHETHER OR NOT THE PROPOSED FINANCINGS ARE COMPLETED AND IRRESPECTIVE OF THE REASON THAT THE PROPOSED FINANCINGS ARE NOT COMPLETED (INCLUDING A DETERMINATION BY THE PLACEMENT AGENT, THE TRUST AND/OR THE PARTNERSHIP NOT TO PROCEED WITH THE TRANSACTION FOR ANY REASON) THE COMPANY SHALL BE RESPONSIBLE FOR AND SHALL REIMBURSE THE TRUST AND THE PARTNERSHIP FOR ALL COSTS INCURRED IN CONNECTION WITH THE SERIES A TRANSACTION AND THE TRANSACTIONS CONTEMPLATED HEREWITH (INCLUDING, WITHOUT, LIMITATION, ATTORNEY'S FEES, EXPENSES AND DISBURSEMENTS).

                  11. UPON THE FINAL CLOSING OF THE SALE OF THE SERIES B UNITS BEING OFFERED, THE COMPANY WILL GRANT TO THE PLACEMENT AGENT AND/OR ITS DESIGNEES WARRANTS (THE "PLACEMENT WARRANTS") TO PURCHASE ADDITIONAL UNITS EQUAL TO 10% OF THE UNITS SOLD IN EACH SUCH OFFERING EXERCISABLE FOR A PERIOD OF FIVE YEARS COMMENCING SIX MONTHS AFTER THE FINAL CLOSING DATE AT AN EXERCISE PRICE EQUAL TO 110% OF THE INITIAL OFFERING PRICE OF THE UNITS OR THE QUALIFIED OFFERING PRICE, AS THE CASE MAY BE. THE SECURITIES UNDERLYING THE PLACEMENT WARRANTS WILL NOT BE SUBJECT TO MANDATORY CONVERSION OR REDEMPTION BY THE COMPANY NOR WILL THEY BE CALLABLE BY THE COMPANY. THE PLACEMENT WARRANTS CANNOT BE TRANSFERRED, SOLD, ASSIGNED OR HYPOTHECATED FOR SIX MONTHS EXCEPT THAT THEY MAY BE ASSIGNED IN WHOLE OR IN PART DURING SUCH PERIOD TO ANY NASD MEMBER PARTICIPATING IN THE OFFERING OR ANY OFFICER OR EMPLOYEE OF THE PLACEMENT AGENT OR ANY SUCH NASD MEMBER. THE PLACEMENT WARRANTS WILL CONTAIN A CASHLESS EXERCISE FEATURE, ANTIDILUTION PROVISIONS AND THE RIGHT TO HAVE THE RESALE OF THE SECURITIES UNDERLYING THE PLACEMENT WARRANTS INCLUDED ON THE SHELF REGISTRATION STATEMENT.

                  12. IF REQUESTED BY THE TRUST, THE PARTNERSHIP AND/OR THE PLACEMENT AGENT, AS THE CASE MAY BE, THE COMPANY WILL OBTAIN FROM THE EXECUTIVE OFFICERS, DIRECTORS AND 5% STOCKHOLDERS OF THE COMPANY, AN AGREEMENT THAT, FOR A PERIOD OF UP TO TWENTY-FOUR MONTHS FROM THE CLOSING OF THE SERIES A TRANSACTION AND/OR SERIES B OFFERING, THEY WILL NOT SELL, ASSIGN OR TRANSFER ANY OF THEIR SHARES OF THE COMPANY'S SECURITIES WITHOUT THE PLACEMENT AGENT'S PRIOR WRITTEN CONSENT.

                  13. THE CASH COMMISSIONS, EXPENSES ALLOWANCE AND PLACEMENT AND ADVISORY WARRANTS (AS DEFINED BELOW) AS SET FORTH IN THIS LETTER OF INTENT WILL APPLY TO INVESTORS INTRODUCED TO THE COMPANY BY THE PLACEMENT AGENT WHO INVEST IN THE COMPANY DURING THE TWELVE MONTHS FOLLOWING THE FINAL CLOSING DATE OF THE SERIES A TRANSACTION AND SERIES B OFFERING. IN ADDITION, UPON THE CLOSING OF THE SERIES A TRANSACTION, THE COMPANY AND THE PLACEMENT AGENT WILL ENTER INTO AN ENGAGEMENT AGREEMENT WHEREBY PARAMOUNT WILL ACT AS THE COMPANY'S NON-EXCLUSIVE FINANCIAL ADVISOR. SUCH ENGAGEMENT AGREEMENT WILL PROVIDE THAT THE PLACEMENT AGENT RECEIVE

A MONTHLY RETAINER OF $4,000 (MINIMUM ENGAGEMENT OF TWENTY-FOUR MONTHS), OUT-OF-POCKET EXPENSES AND CUSTOMARY CASH AND EQUITY SUCCESS FEES. IN ADDITION, UPON COMPLETION OF THE SERIES B OFFERING OR THE CLOSING OF A QUALIFIED OFFERING AND PURSUANT TO THE TERMS OF SUCH ENGAGEMENT AGREEMENT, THE COMPANY WILL SELL TO THE PLACEMENT AGENT AND/OR ITS DESIGNEES, FOR $.001 PER WARRANT SHARE, WARRANTS (THE "ADVISORY WARRANTS") TO PURCHASE ADDITIONAL UNITS EQUAL TO 15% OF THE UNITS SOLD IN THE SERIES B OFFERING OR THE QUALIFIED OFFERING EXERCISABLE FOR A PERIOD OF FIVE YEARS COMMENCING SIX MONTHS AFTER THE SERIES B FINAL CLOSING DATE OR THE QUALIFIED OFFERING, AT AN EXERCISE PRICE EQUAL TO 110% OF THE INITIAL OFFERING PRICE OF THE SERIES B UNITS. THE SECURITIES UNDERLYING THE ADVISORY WARRANTS WILL NOT BE SUBJECT TO MANDATORY CONVERSION OR REDEMPTION BY THE COMPANY NOR WILL THEY BE CALLABLE BY THE COMPANY. THE ADVISORY WARRANTS WILL CONTAIN A CASHLESS EXERCISE FEATURE, ANTIDILUTION PROVISIONS AND THE RIGHT TO HAVE THE SECURITIES UNDERLYING THE ADVISORY WARRANTS INCLUDED ON THE SHELF REGISTRATION STATEMENT.

                  14. THE COMPANY SHALL NOT USE ANY PROCEEDS FROM THE SERIES A TRANSACTION OR SERIES B OFFERING TO REPURCHASE, REDEEM OR OTHERWISE ACQUIRE ANY SHARES OF CAPITAL STOCK OF THE COMPANY OR TO REPAY ANY INDEBTEDNESS OF THE COMPANY, INCLUDING BUT NOT LIMITED TO ANY INDEBTEDNESS TO CURRENT EXECUTIVE OFFICERS, EMPLOYEES, DIRECTORS OR PRINCIPAL STOCKHOLDERS OF THE COMPANY, BUT EXCLUDING ACCOUNTS PAYABLE INCURRED IN THE ORDINARY COURSE AND PAID IN ACCORDANCE WITH ROMAN NUMERAL (IV) BELOW, WITHOUT THE PRIOR WRITTEN CONSENT OF THE TRUST, THE PARTNERSHIP AND/OR PLACEMENT AGENT, AS THE CASE MAY BE. UNTIL SUCH TIME AS THE PLACEMENT AGENT, THE PARTNERSHIP, THE TRUST AND THEIR AFFILIATES, IN THE AGGREGATE, OWN LESS THAN FIVE PERCENT (5%) OF THE TOTAL VOTING SHARES OF THE COMPANY'S CAPITAL STOCK (TAKING INTO ACCOUNT SHARES ISSUABLE UPON CONVERSION OR EXERCISE OF SHARES HELD BY THEM), THE PRIOR WRITTEN CONSENT OF THE TRUST, THE PARTNERSHIP AND, TO THE EXTENT SUCH CONSENT RIGHT IS NOT EXERCISED BY THE PARTNERSHIP OR THE TRUST, THE PLACEMENT AGENT, WILL BE REQUIRED TO APPROVE (I) THE INCORPORATION OF ANY SUBSIDIARY, (II) ANY TRANSACTION BETWEEN THE COMPANY AND ITS AFFILIATES, (III) THE INCURRENCE OF ANY INDEBTEDNESS BY THE COMPANY (INCLUDING BUT NOT LIMITED TO ANY INDEBTEDNESS TO CURRENT EXECUTIVE OFFICERS, EMPLOYEES, DIRECTORS OR PRINCIPAL STOCKHOLDERS OF THE COMPANY, BUT EXCLUDING ACCOUNTS PAYABLE INCURRED IN THE ORDINARY COURSE AND PAID IN ACCORDANCE WITH ROMAN NUMERAL (IV) AS FOLLOWS IMMEDIATELY HEREAFTER) AND
(IV) PRIOR TO AUGUST 15, 1997, ANY PAYMENTS BY THE COMPANY IN EXCESS OF $25,000 AND THEREAFTER, ANY PAYMENTS BY THE COMPANY IN EXCESS OF $50,000. THE "TOTAL VOTING SHARES" SHALL MEAN ALL OUTSTANDING SHARES OF ANY CLASS OR CLASSES (HOWEVER DESIGNATED) OF CAPITAL STOCK ENTITLED TO VOTE GENERALLY IN THE ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS.

                  15. (A) THE COMPANY AGREES TO INDEMNIFY AND HOLD HARMLESS THE PLACEMENT AGENT AND EACH SELECTED DEALER SELECTED BY THE PLACEMENT AGENT, IF ANY, THE PARTNERSHIP AND THE TRUST AND THEIR RESPECTIVE PARTNERS, AFFILIATES, SHAREHOLDERS, DIRECTORS, OFFICERS, AGENTS, ADVISORS, REPRESENTATIVES, EMPLOYEES, COUNSEL AND CONTROLLING PERSONS WITHIN THE MEANING OF THE ACT (A "PARAMOUNT INDEMNIFIED PARTY") AGAINST ANY AND ALL LOSSES, LIABILITIES, CLAIMS, DAMAGES AND EXPENSES WHATSOEVER (AND ALL ACTIONS IN RESPECT THEREOF), AND TO PROMPTLY REIMBURSE ANY SUCH PARAMOUNT

INDEMNIFIED PARTY FOR LEGAL FEES AND RELATED EXPENSES AS INCURRED (INCLUDING, BUT NOT LIMITED TO THE COSTS OF GIVING TESTIMONY OR FURNISHING DOCUMENTS IN RESPONSE TO A SUBPOENA OR OTHERWISE, THE COSTS OF INVESTIGATING, PREPARING, PURSUING OR DEFENDING ANY SUCH ACTION OR CLAIM WHETHER OR NOT PENDING OR THREATENED AND WHETHER OR NOT THE PLACEMENT AGENT OR ANY PARAMOUNT INDEMNIFIED PARTY IS A PARTY THERETO), INSOFAR AS SUCH LOSSES, LIABILITIES, CLAIMS, DAMAGES OR EXPENSES ARISE OUT OF, RELATE TO, ARE IN INCURRED IN CONNECTION WITH OR ARE IN ANY WAY A RESULT OF (I) THE ENGAGEMENT OF THE PLACEMENT AGENT PURSUANT TO THIS LETTER OF INTENT, THE PLACEMENT AGENCY AGREEMENT, ADVISORY AGREEMENT, OR OTHER OFFERING DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE OTHER OFFERING DOCUMENTS (THE "ENGAGEMENT"), INCLUDING ANY MODIFICATIONS OR FUTURE ADDITIONS TO SUCH ENGAGEMENT AND RELATED ACTIVITIES PRIOR TO THE DATE HEREOF, (II) ANY ACT BY THE PLACEMENT AGENT, THE PARTNERSHIP, THE TRUST OR ANY OTHER PARAMOUNT INDEMNIFIED PARTY TAKEN IN CONNECTION WITH THE ENGAGEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN (INCLUDING, WITHOUT LIMITATION, THE PURCHASE OF SERIES A UNITS, THE SHARES OF COMMON STOCK AND WARRANTS IN THE ALTERNATE OFFERING OR THE EXERCISE OF BOARD RIGHTS AS CONTAINED IN PARAGRAPH 9 HEREIN), (III) A BREACH OF ANY REPRESENTATION, WARRANTY, COVENANT, OR AGREEMENT OF THE COMPANY CONTAINED IN THIS LETTER OF INTENT, THE PLACEMENT AGENCY AGREEMENT, THE PURCHASE AGREEMENTS BETWEEN THE COMPANY, THE PARTNERSHIP AND THE TRUST OR ANY OF THE OTHER OFFERING DOCUMENTS, (IV) THE EMPLOYMENT BY THE COMPANY OF ANY DEVICE, SCHEME OR ARTIFICE TO DEFRAUD, OR THE ENGAGING BY THE COMPANY IN ANY ACT, PRACTICE OR COURSE OF BUSINESS WHICH OPERATES OR WOULD OPERATE AS A FRAUD OR DECEIT, OR ANY CONSPIRACY WITH RESPECT THERETO, IN CONNECTION WITH THE SALE OF THE UNITS, OR (V) ANY UNTRUE STATEMENT OR ALLEGED UNTRUE STATEMENT OF A MATERIAL FACT CONTAINED IN ANY OF THE SERIES A OR SERIES B OFFERING DOCUMENTS OR THE OMISSION OR ALLEGED OMISSION THEREFROM OF A MATERIAL FACT NECESSARY IN ORDER TO MAKE THE STATEMENTS THEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING;

                      (B) THE COMPANY AGREES TO INDEMNIFY AND HOLD HARMLESS A PARAMOUNT INDEMNIFIED PARTY TO THE SAME EXTENT AS THE FOREGOING INDEMNITY, AND SUBJECT TO THE LIMITATIONS SET FORTH THEREIN, AGAINST ANY AND ALL LOSS, LIABILITY, CLAIM, DAMAGE AND EXPENSE WHATSOEVER DIRECTLY ARISING OUT OF THE EXERCISE BY ANY PERSON OF ANY RIGHT UNDER THE SECURITIES ACT OR THE EXCHANGE ACT OR THE SECURITIES OR BLUE SKY LAWS OF ANY STATE ON ACCOUNT OF VIOLATIONS OF THE REPRESENTATIONS, WARRANTIES OR AGREEMENTS SET FORTH HEREIN AND IN THE SERIES A AND/OR SERIES B OFFERING DOCUMENTS.

                  16. IT IS CURRENTLY INTENDED THAT THE GENERAL TERMS OF A SIX MONTH OPERATING PLAN ("OPERATING PLAN") OF THE COMPANY SHALL BE AS SET FORTH IN EXHIBIT C ATTACHED HERETO. THE PARTIES AGREE THAT THE OPERATING PLAN SHALL REMAIN AT ALL TIMES SUBJECT TO THE APPROVAL OF THE PARTNERSHIP, THE TRUST AND THE PLACEMENT AGENT, AND THE DISCRETION AND BUSINESS JUDGMENT OF THE BOARD OF DIRECTORS AND, THAT THE PARTNERSHIP'S, THE TRUST'S AND THE PLACEMENT'S AGENT'S INTENTION REGARDING SUCH PLAN MAY CHANGE FROM TIME TO TIME BASED ON CONSIDERATIONS RELATED TO AND AFFECTING THE COMPANY'S BUSINESS.

                  THE FOREGOING IS ONLY A BRIEF OUTLINE OF THE PROPOSED SERIES A TRANSACTION

AND SERIES B OFFERING AND EACH OF THE FOREGOING TERMS MUST BE INTERPRETED IN THE FORM IN WHICH IT FINALLY APPEARS IN THE PROPOSED DEFINITIVE TRANSACTION DOCUMENTS AND PLACEMENT AGENCY AGREEMENT AND RELATED DOCUMENTS RESPECTIVELY. WE WILL, OF COURSE, CONTINUE TO CONDUCT OUR DUE DILIGENCE INVESTIGATION OF THE COMPANY UNTIL THE SERIES A TRANSACTION AND THE SERIES B OFFERING ARE COMPLETED, AND SUCH DUE DILIGENCE INVESTIGATION SHALL, IN ALL EVENTS, BE SUBJECT TO OUR SATISFACTION AS TO WHICH WE SHALL BE THE SOLE JUDGE. WHILE IT IS THE INTENTION OF THE PARTIES HERETO THAT THE SERIES A TRANSACTION AND THE SERIES B OFFERING OF THE COMPANY'S UNITS BE MADE, THIS LETTER CANNOT IN ANY WAY BE CONSTRUED AS A COMMITMENT BY US TO COMPLETE THE SERIES A TRANSACTION OR SERIES B PLACEMENT OF THE UNITS AND WE MAY, IN OUR SOLE JUDGEMENT AND DISCRETION, DETERMINE AT ANY TIME NOT TO PROCEED WITH THE TRANSACTIONS. THIS LETTER SHALL BE CONDITIONED IN ITS ENTIRETY UPON THE EXECUTION AND DELIVERY OF A SATISFACTORY (I) PLACEMENT AGENCY AGREEMENT BETWEEN THE COMPANY AND THE PLACEMENT AGENT AND (II) PURCHASE AGREEMENTS BETWEEN THE COMPANY, THE PARTNERSHIP AND THE TRUST (AND THIS LETTER IS NOT TO BE CONSTRUED AS SUCH CONTRACTS NOR AS AN AGREEMENT TO ENTER INTO SUCH CONTRACTS) TO BE ENTERED INTO IMMEDIATELY PRIOR TO THE TIME OF THE SERIES A TRANSACTION AND/OR SERIES B OFFERING AND SHALL BE CONDITIONED FURTHER UPON COMPLIANCE BY THE COMPANY WITH THE TERMS CONTAINED IN THIS LETTER AND IN SUCH PLACEMENT AGENCY AGREEMENT AND OTHER AGREEMENTS. NOTWITHSTANDING THE FOREGOING, THE PROVISIONS OF PARAGRAPHS 5, 9, 10, AND 15 HEREOF, HOWEVER, SHALL BE EFFECTIVE AND BINDING UPON THE COMPANY UPON THE EXECUTION HEREOF.

                  IF THE FOREGOING CONFORMS TO YOUR UNDERSTANDING, PLEASE SIGN, DATE AND RETURN TO US THE ENCLOSED COPY OF THIS LETTER.

                                     VERY TRULY YOURS,

                                     PARAMOUNT CAPITAL, INC.


                                BY:   /s/ Lindsay A. Rosenwald, M.D.
                                    ------------------------------------
                                        LINDSAY A. ROSENWALD, M.D.
                                        CHAIRMAN

THE FOREGOING IS IN CONFORMITY
WITH OUR UNDERSTANDING:

PROCEPT, INC.


BY:   /s/ Stanley C. Erck
      ----------------------------------------------------
         STANLEY C. ERCK
         PRESIDENT AND CHIEF EXECUTIVE OFFICER


FOR PURPOSES OF PARAGRAPHS 1, 10, 14 AND 15 ONLY:

ARIES DOMESTIC FUND, L.P.


BY:   /s/ Lindsay A. Rosenwald, M.D.
      ----------------------------------------------------
         LINDSAY A. ROSENWALD, M.D.
         PRESIDENT, PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.
         GENERAL PARTNER OF ARIES DOMESTIC FUND, L.P.


FOR PURPOSES OF PARAGRAPHS 1, 10, 14 AND 15 ONLY:

THE ARIES TRUST

BY:   /s/ Lindsay A. Rosenwald, M.D.
      ----------------------------------------------------
         LINDSAY A. ROSENWALD, M.D.
         PRESIDENT, PARAMOUNT CAPITAL ASSET MANAGEMENT, INC
         INVESTMENT ADVISER TO THE ARIES TRUST

                                                                       EXHIBIT A


              RIGHTS AND PREFERENCES OF SERIES A PREFERRED STOCK(TM)


SERIES A PREFERRED STOCK

The Company will file a Certificate of Designation designating 30,000 shares of Preferred Stock as Series A Preferred Stock (the "Series A Preferred Stock"). Giving effect to completion of the Series A Transaction, 30,000 shares of Series A Preferred Stock will be fully paid, validly issued and non-assessable. The stated value per share of Series A Preferred Stock shall be $100.00.

                  VOTING

The holders of the Series A Preferred Stock will have the right at all meetings of the stockholders to that number of votes equal to the number of shares of Common Stock issuable upon conversion of such shares at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken. As long as a majority of the shares of Series A Preferred Stock remain outstanding, the holders of 50% of the outstanding shares of the Series A Preferred Stock will be entitled to (i) approve any securities issued by the Company which are senior to or on parity with the Series A Preferred Stock with respect to liquidation or dividends (other than the Series B Preferred Stock which shall be on parity),
(ii) approve any securities issued by the Company which are senior to or on parity with the Series A Preferred Stock with respect to voting (except for (x) class voting rights required by law, (y) issuances of Common Stock and (z) issuances of the Series B Preferred Stock which shall be on parity), (iii) approve any alteration or change to the rights, preferences or privileges of the Series A Preferred Stock, or (iv) approve any liquidation, dissolution or sale of all or substantially all of the assets of the Company.

                  DIVIDENDS

The holders of the Series A Preferred Stock shall be entitled to receive dividends as, when and if declared by the Board of Directors out of funds legally available therefor. No dividend or distribution, as the case may be, shall be declared or paid on any junior stock unless the same is paid to the Series A Preferred Stock. In addition, following the Reset Date as defined below, the Preferred Stock will be entitled to a cumulative, compounded payment-in-kind dividend of 10% per annum, which shall accrue on a monthly basis and be payable annually or at such time that the Preferred Stock is converted by any holder.

                  LIQUIDATION

Upon (i) a liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary or (ii) a sale or other disposition of all or substantially all of the assets of the Company (a "Liquidation Event"), after payment or provision for payment of the debts and other liabilities of the Company, the holders of the Series A Preferred Stock then outstanding will first be entitled to receive, pro rata (on the basis of the number of shares of the Series A Preferred Stock then outstanding), on a pari passu basis with the shares of Series B Preferred Stock and in preference to the holders of the Common Stock and any series of junior preferred stock, an amount per share equal to $14 plus accrued but unpaid dividends, if any. Mergers and similar events in which a majority of the voting control of the Company's capital stock is transferred will be treated similarly with respect to the merger consideration.

                  CONVERSION

The Series A Preferred Stock will be converted into Common Stock at an initial conversion price, subject to adjustment as set forth below, equal to $.46875 (the "Series A Preferred Conversion Price"), representing an initial conversion rate of 213.333333 per share. Upon the earlier of the Approval Date or September 30, 1997, the Series A Preferred Conversion Price shall be reset to equal the lesser of (i) $.29 and (ii) 50% of the average closing bid price of the Common Stock for either (i) the five (5) consecutive trading days immediately succeeding the date of shareholder approval (the "Approval Date") or September 30, 1997, or (ii) the thirty (30) consecutive trading days preceding the Approval Date or September 30, 1997 or (iii) the five (5) consecutive trading days immediately preceding the Approval Date or September 30, 1997, whichever is lowest. In addition, to the extent that there are no shareholder approvals required, the Series A Preferred Conversion Price shall be reset to equal the lesser of (x) $.29 or (y) 50% of the average closing bid price of the Common Stock for either (i) the thirty (30) consecutive trading days preceding September 30, 1997, or (ii) the five (5) consecutive trading days preceding September 30, 1997 or (iii) the five (5) consecutive trading days immediately succeeding September 30, 1997, whichever is lowest.

If, upon any of the closings of the Series B Offering or the Company's next Qualified Offering, the resulting Series B Preferred Conversion Price or effective price per share of Common Stock ("Qualified Offering Price") of the Company in such Qualified Offering is less then twice the Series A Preferred Conversion Price at such time, the Series A Preferred Conversion Price shall be reset at such time to equal fifty (50%) of such resulting Series B Preferred Conversion Price or Qualified Offering Price.

The Series A Preferred Stock may be converted at the option of the holder at any time after the initial issuance date of the Series A Preferred Stock for fully paid nonassessable shares of Common Stock. The Series A Preferred Conversion Price is subject to adjustment upon the occurrence of a merger, reorganization, consolidation, reclassification, stock dividend or stock split which will result in an increase or decrease in the number of shares of Common Stock outstanding and upon below market and/or exercise price issuances.

In addition, the conversion price in effect immediately prior to the date that is 12 months after the Series A Final Closing Date (the "Series A Reset Date") will be adjusted and reset effective as of the Series A Reset Date if the average closing price for the 20 consecutive trading days immediately preceding the Series A Reset Date (the "12-Month Trading Price") is less than 140% of the then applicable Series A Preferred Conversion Price (a "Series A Reset Event"). Upon the occurrence of a Series A Reset Event, the then applicable Series A Preferred Conversion Price will be reduced to be equal to the greater of (i) the 12-Month Trading Price divided by 1.4 and (ii) 25% of the then applicable Series A Preferred Conversion Price.

The Series A Preferred Conversion Price will similarly be reset in connection with any Series B Reset Event in accordance with the terms of the Series B Preferred Stock.

                  MANDATORY CONVERSION

Unless converted earlier, the Company has the right at any time after the Series A Reset Date to cause the Series A Preferred Stock to be converted, in whole or in part, on a pro rata basis, into shares of Common Stock on 60 days' prior written notice, provided that the closing bid quotation for the Common Stock as reported on the NASDAQ, or on such exchange on which the Common Stock is then traded or listed, exceeds 300% of the Series A Preferred Conversion Price for 20 consecutive trading days ending three days prior to the date of the notice of mandatory conversion.

                  SERIES A PREFERRED STOCK REPURCHASE

In the event that the Required Shareholder Approval (as defined in Section 1 of the Letter of Intent) is not obtained by September 30, 1997 (the "Required Approval Date") of the Series A Final Closing Date, the holders of a majority of the outstanding shares of Series A Preferred Stock may, by vote of such majority, immediately elect to require the Company to repurchase the Series A Preferred Stock at $14 per share (the "Repurchase Election"). In the event that the Company fails to repurchase such shares within three days of a Repurchase Election, the Series A Preferred Stock shall, at the option of the holders of a majority of the outstanding shares of Series A Preferred Stock, be converted into a senior secured convertible note in amount equal to the extent of the repurchase obligation, with the Series A Preferred Stock holders obtaining a first priority perfected security interest for such amount in all of the assets of the Company. Notwithstanding the previous sentence, at any time after receipt by the Company of a Repurchase Election, the Company shall at all times be obligated to repurchase, on a pro rata basis, the shares of Series A Preferred Stock required to be repurchased, to the extent that it has available funds to do so.

                                   EXHIBIT M

                           CERTIFICATE OF DESIGNATION

                                       for

                      SERIES A CONVERTIBLE PREFERRED STOCK

                                       of

                                  PROCEPT, INC.

                         Pursuant to Section 151 of the
                General Corporation Law of the State of Delaware


                  PROCEPT, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), does hereby certify that, pursuant to the authority conferred on the board of directors of the Corporation (the "Board of Directors") by the Restated Certificate of Incorporation, as amended to date (the "Certificate of Incorporation"), of the Corporation and in accordance with Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors adopted the following resolution establishing a series of 30,061 shares of Preferred Stock of the Corporation designated as "Series A Convertible Preferred Stock":

                  RESOLVED, that pursuant to the authority conferred on the Board of Directors by the Certificate of Incorporation, a series of Preferred Stock, par value $.01 per share, of the Corporation is hereby established and created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative participating, optional or other special rights of, the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

                      Series A Convertible Preferred Stock

         I.       Designation and Amount and Definitions.

                  A. There shall be a series of Preferred Stock designated as "Series A Convertible Preferred Stock" and the number of shares constituting such series shall be 30,061. Such series is referred to herein as the "Series A Preferred Stock." Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series A Preferred Stock to fewer than the number of shares then issued and outstanding.

                  B. As used in this Certificate of Designation, the following terms shall have the following meanings:

                        1. The  "Closing  Bid Price" for any  security  for each
                  trading day shall be the reported per share closing bid price of such security regular way on the Stock Market on such trading day, or, if there were no transactions on such trading day, the average of the reported closing bid and asked prices, regular way, of such security on the relevant Stock Market on such trading day.

                        2.  "Fair  Market  Value"  of any asset  (including  any
                  security) means the fair market value thereof as mutually determined by the Corporation and the holders of a majority of the Series A Preferred Stock then outstanding. If the Corporation and the holders of a majority of the Series A Preferred Stock then outstanding are unable to reach agreement on any valuation matter, such valuation shall be submitted to and determined by a nationally recognized independent investment bank selected by the Board of Directors and the holders of a majority of the Series A Preferred Stock then outstanding (or, if such selection cannot be agreed upon promptly, or in any event within ten days, then such valuation shall be made by a nationally recognized independent investment banking firm selected by the American Arbitration Association in New York City in accordance with its rules), the costs of which valuation shall be paid for by the Corporation.

                        3. "Market Price" shall mean the average Closing Bid Price for twenty (20) consecutive trading days, ending with the trading day prior to the date as of which the Market Price is being determined (with appropriate adjustments for subdivisions or combinations of shares effected during such period), provided that if the prices referred to in the definition of Closing Bid Price cannot be determined for such period, "Market Price" shall mean Fair Market Value.

                        4. "Registered Holders" shall mean, at any time, the holders of record of the Series A Preferred Stock.

                        5. The "Stock  Market"  shall mean,  with respect to any
                  security, the principal national securities exchange on which such security is listed or admitted to trading or, if such security is not listed or admitted to trading on any national securities exchange, shall mean The Nasdaq National Market System ("NNM") or The Nasdaq SmallCap Market ("SCM" and, together with NNM, "Nasdaq") or, if such security is not quoted on Nasdaq, shall mean the OTC Bulletin Board or, if such security is not quoted on the OTC Bulletin Board, shall mean the over-the-counter market as furnished by any NASD member firm selected from time to time by the Corporation for that purpose.

                        6. A "trading day" shall mean a day on which the relevant Stock Market is open for the transaction of business.

                        7.  "Trading  Price"  shall  mean  the  lower of (i) the
                  average Closing Bid Price of the Common Stock (with appropriate adjustments for subdivisions or combinations of shares effected during such period) for the thirty (30) consecutive trading days immediately preceding the date as of which the Trading Price is being determined, (ii) the average Closing Bid Price of the Common Stock (with appropriate adjustments for subdivisions or combinations of shares effected during such period) for five (5) consecutive trading days, immediately preceding the date as of which the Trading Price is being determined, and (iii) the average Closing Bid Price of the Common Stock (with appropriate adjustments for subdivisions or combinations of shares effected during such period) for five (5) consecutive trading days, immediately succeeding the date as of which the Trading Price is being determined, provided that if the prices referred to in the definition of Closing Bid Price cannot be determined for any of such periods, "Trading Price" shall mean Fair Market Value.

         II.      Dividends and Distributions.

                  A. Commencing on the Reset Date (as defined in Subsection 4(a)), the holders of the Series A Preferred Stock shall be entitled to receive cumulative dividends on each share of Series A Preferred Stock, at the rate of 10% per annum (computed on the basis of a 360-day year of twelve 30 day months) of the Dividend Base Amount (as defined below), payable annually in arrears or at such time as the conversion of, and with respect to, any shares of Series A Preferred Stock that are converted. Such dividends shall be paid in cash, or at the option of the Company, in kind, with duly authorized, fully paid and non assessable shares of Series A Preferred Stock. Such dividends shall accrue monthly and accumulate whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. The "Dividend Base Amount" shall be $140.00 plus all accrued but unpaid dividends (subject to appropriate adjustment to reflect any stock split, combination, reclassification or reorganization of the Series A Preferred Stock).

                  B. In addition to the foregoing, subject to the rights of the holders of any shares of any series or class of capital stock ranking prior, and superior to, or pari passu with, the shares of Series A Preferred Stock with respect to dividends, the holders of shares of Series A Preferred Stock shall be entitled to receive, as, when and if declared by the Board of Directors, out of assets legally available for that purpose, dividends or distributions in cash, stock or otherwise.

                  C. The Corporation shall not declare any dividend or distribution on any Junior Stock (as defined below) of the Corporation unless and until a special dividend or distribution of $140.00 per share (subject to appropriate adjustment to reflect any stock split, combination, reclassification or reorganization of the Series A Preferred Stock) has been declared and paid on the Series A Preferred Stock. In the event that such special dividend or distribution is declared and paid on the Series A Preferred Stock, an aggregate per share dividend or distribution equal to (i) $140.00 divided by (ii) the effective Conversion Rate (as defined below) at the time of such special dividend or distribution on the Series A Preferred Stock may be declared and paid on the Common Stock. Except as aforesaid, the Corporation shall not declare any dividend or distribution on any Junior Stock or stock on a parity with the Series A Preferred Stock, unless the Corporation shall, concurrently with the declaration of such dividend or distribution on the Junior Stock or stock on a parity with the Series A Preferred Stock, declare a like dividend or distribution, as the case may be, on the Series A Preferred Stock.

                  D. Any dividend or distribution (other than that referenced in the first sentence of Subsection II.C. payable to the holders of the Series A Preferred Stock pursuant to this Section II shall be paid to such holders at the same time as the dividend or distribution on the Junior Stock or any other capital stock of the Corporation by which it is measured is paid.

                  E. All dividends or distributions declared upon the Series A Preferred Stock shall be declared pro rata per share.

                  F. Any reference to "distribution" contained in this Section II shall not be deemed to include any distribution made in connection with or in lieu of any Liquidation Event (as defined below).

                  G. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock which may be in arrears.

                  H. So long as any shares of the Series A Preferred Stock are outstanding, no dividends, except as described in the next succeeding sentence, shall be declared or paid or set apart for payment on any class or series of stock of the Corporation ranking, as to dividends, on a parity with the Series A Preferred Stock, for any period unless all dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment, on the Series A Preferred Stock. When dividends are not paid in full or a sum sufficient for such payment is not set apart, as aforesaid, upon the shares of the Series A Preferred Stock and any other class or series of stock ranking on a parity as to dividends with the Series A Preferred Stock, all dividends declared upon such other stock shall be declared pro rata so that the amounts of dividends per share declared on the Series A Preferred Stock and such other stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of the Series A Preferred Stock and on such other stock bear to each other.

                  I. So long as any shares of the Series A Preferred Stock are outstanding, no other stock of the Corporation ranking on a parity with the Series A Preferred Stock as to dividends or upon liquidation, dissolution or winding up shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund or otherwise for the purchase or redemption of any shares of any such stock) by the Corporation unless the dividends, if any, accrued on all outstanding shares of the Series A Preferred Stock shall have been paid or set apart for payment.

                  J. "Junior Stock" shall mean the Common Stock and any shares of preferred stock of any series or class of the Corporation, whether presently outstanding or hereafter issued, which are junior to the shares of Series A Preferred Stock with respect to (i) the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, (ii) dividends or (iii) voting.

         III.     Liquidation Preference.

                  A. In the event of a (i) liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, (ii) a sale or other disposition of all or substantially all of the assets of the Corporation or
(iii) any consolidation, merger, combination, reorganization or other transaction in which the Corporation is not the surviving entity or shares of Common Stock constituting in excess of 50% of the voting power of the
Corporation are exchanged for or changed into stock or securities of another entity, cash and/or any other property (a "Merger Transaction") (items (i), (ii) and (iii) of this sentence being collectively referred to as a "Liquidation Event"), after payment or provision for payment of debts and other liabilities of the Corporation the holders of the Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, whether such assets are capital, surplus, or earnings, before any payment or declaration and setting apart for payment of any amount shall be made in respect of any Junior Stock of the Corporation, an amount equal to $140.00 per share plus an amount equal to all declared and/or accrued unpaid dividends thereon; provided, however, in the case of a Merger Transaction, such $140.00 per share may be paid in cash, property (valued as provided in Subsection III.B.) and/or securities (valued as provided in Subsection III.B.) of the entity surviving such Merger Transaction. In the case of property or in the event that any such securities are subject to an investment letter or other similar restriction on transferability, the value of such property or securities shall be determined by agreement between the Corporation and the holders of a majority of the Series A Preferred Stock then outstanding. If upon any Liquidation Event, whether voluntary or involuntary, the assets to be distributed to the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such shareholders of the full preferential amounts aforesaid, then all of the assets of the Corporation to be distributed shall be so distributed ratably to the holders of the Series A Preferred Stock on the basis of the number of shares of Series A Preferred Stock held. Notwithstanding item (iii) of the first sentence of this Subsection III.A., any consolidation, merger, combination, reorganization or other transaction in which the Corporation is not the surviving entity but the stockholders of the Corporation immediately prior to such transaction own in excess of 50% of the voting power of the corporation surviving such transaction and own such interest in substantially the same proportions as prior to such transaction, shall not be considered a Liquidation Event provided that the surviving corporation shall make appropriate provisions to ensure that the terms of this Certificate of Designation survive any such transaction as provided in Subsection IV.C.2. All shares of Series A Preferred Stock shall rank as to payment upon the occurrence of any Liquidation Event senior to the Common Stock as provided herein and, unless the terms of such series shall provide otherwise, senior to all other series of the Corporation's preferred stock.

                  B. Any securities or other property to be delivered to the holders of the Series A Preferred Stock pursuant to Subsection III.A. hereof shall be valued as follows:

                        1. Securities not subject to an investment letter or other similar restriction on free marketability:

                              (a) If  actively  traded  on a Stock  Market,  the
                        value shall be deemed to be the Market Price as of the third day prior to the date of valuation.

                              (b) If not actively traded on a Stock Market,  the
                        value shall be the Fair Market Value.

                        2. For  securities  for which there is an active  public
                  market but which are subject to an investment letter or other restrictions on free marketability, the value shall be the Fair Market Value thereof, determined by discounting appropriately the Market Price thereof.

                        3. For all other securities, the value shall be the Fair
                  Market Value thereof.

         IV.      Conversion.

                  A. Right of Conversion. The shares of Series A Preferred Stock shall be convertible, in whole or in part, at the option of the holder thereof and upon notice to the Corporation as set forth in Subsection IV.B., into fully paid and nonassessable shares of Common Stock and such other securities and property as hereinafter provided. The initial conversion price per share of Common Stock shall be equal to $0.48675 (the "Conversion Price") and shall be subject to adjustment as provided herein. The rate at which each share Series A Preferred Stock is convertible at any time into Common Stock (the "Conversion Rate") shall be determined by dividing the then existing Conversion Price into $100.00.

                  The Conversion Price is subject to adjustment immediately upon the earliest of (i) the approval by the holders of Common Stock of the Corporation of the transactions contemplated by the Purchase Agreement (as defined below) and the Letter of Intent between the Corporation and Paramount Capital, Inc., dated June 29, 1997 (the "Letter of Intent"), to the extent such approval is necessary pursuant to Rule 4460(i) of the National Association of Securities Dealers' Marketplace Rules, (ii) any event which renders such stockholder approval unnecessary or which renders such rule inapplicable and (iii) September 30, 1997 (such earliest date, the "Approval Date"). In such event, the Conversion Price shall be reduced to equal the lesser of (x) $0.29 and (y) 50% of the Trading Price at such Approval Date. The Conversion Price is further subject to adjustment, upon the Series B Final Closing Date (as defined in the Letter of Intent), if the conversion price of the preferred stock (the "Series B Preferred Stock") sold in the Series B Offering (as defined in the Letter of Intent) is less than two times the Conversion Price. In such event, the Conversion Price shall be reduced to equal 50% of the conversion price of such Series B Preferred Stock as in effect on any of the respective closing dates in the Series B Offering. In the event that there is no Series B Final Closing Date, or the above referenced Series B Offering is not commenced or otherwise terminated, if the price per share of Common Stock (or the effective price, conversion price or exercise price per share of Common Stock, as the case may be, of a security convertible into or exchangeable for Common Stock) offered to investors in the next offering or series of related offerings of equity securities of the Corporation (or any securities convertible into or exercisable for equity securities), whether in a public offering or a private placement, following the offering of Series A Units which yields gross proceeds to the Corporation in excess of $2,000,000 in the aggregate (a "Qualified Offering") shall be less than two times the Conversion Price then in effect, the Conversion Price shall be reduced to equal 50% of the lowest of any such offering price (or effective price, conversion price or exercise price, as the case may be) per share of Common Stock to investors in such Qualified Offering.

                  The Board of Directors, or a committee designated by it for such purpose, may specify an initial conversion price applicable to the shares of Series A Preferred Stock issued at any closing lower than the initial conversion price that would otherwise obtain pursuant to the preceding paragraphs of this Subsection IV.A. and, in the event an initial conversion price is so specified, it shall be applicable to all shares of the Series A Preferred Stock.

                  The Corporation shall prepare a certificate signed by the Chairman or President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, of the Corporation setting forth the Conversion Rate as of the Final Closing Date, showing in reasonable detail the facts upon which such adjusted Conversion Rate is based, and such certificate shall forthwith be filed with the transfer agent of the Series A Preferred Stock. A notice stating that the Conversion Rate has been adjusted pursuant to the second preceding paragraph of this Subsection IV.A., or that no adjustment is necessary, and setting forth the Conversion Rate in effect as of the Series B Final Closing Date (as defined in the Letter of Intent), the final closing date of any Qualified Offering or the Approval Date shall be mailed as promptly as practicable after the Series B Final Closing Date, the final closing date of any Qualified Offering or the Approval Date by the Corporation to all record holders of the Series A Preferred Stock at their last addresses as they shall appear in the stock transfer books of the Corporation.

                  The Conversion Price (subject to adjustment pursuant to the provisions of Subsection IV.C.) in effect immediately prior to June 30, 1998 (the "Reset Date") shall be adjusted and reset effective as of the Reset Date if the Market Price as of the Reset Date (the "12-Month Trading Price") is less than 140% of the then applicable Conversion Price (a "Reset Event"). Upon the occurrence of a Reset Event, the Conversion Price shall be reduced to be equal to the greater of (A) the 12-Month Trading Price divided by 1.40, and (B) 25% of the then applicable Conversion Price. If there is any change in the Conversion Price as a result of the preceding sentence, then the Conversion Rate shall be changed accordingly as set forth above. The Corporation shall prepare a certificate signed by the principal financial officer of the Corporation setting forth the Conversion Rate as of the Reset Date, showing in reasonable detail the facts upon which such Conversion Rate is based, and such certificate shall forthwith be filed with the transfer agent of the Series A Preferred Stock. A notice stating that the Conversion Rate has been adjusted pursuant to this paragraph, or that no adjustment is necessary, and setting forth the Conversion Rate in effect as of the Reset Date shall be mailed as promptly as practicable after the Reset Date by the Corporation to all record holders of the Series A Preferred Stock at their last addresses as they shall appear in the stock transfer books of the Corporation.

                  Furthermore, in the event that the terms of the Series B Preferred Stock or of any Qualified Offering Security requires that such security's conversion price, exercise price or effective price (the "B or Qualified Share Price") be reduced in a manner analogous to the above described reset (a "B or Qualified Reset"), the Conversion Price then in effect shall be adjusted on the date of such B or Qualified Reset (the "Second Reset Date") to be the lesser of (a) the product of (i) the Conversion Price at such time multiplied by (ii) a fraction, the numerator of which shall be the B or Qualified Share Price immediately succeeding such B or Qualified Reset and the denominator of which shall be the B or Qualified Share Price immediately preceding such B or Qualified Reset and (b) the B or Qualified Share Price immediately following such B or Qualified Reset. In addition, if there is no B or Qualified Reset by June 30, 1999, then the Conversion Price in effect immediately prior to June 30, 1999 (the "Alternative Second Reset Date") shall be adjusted and reset effective as of the Alternative Second Reset Date if the Market Price as of the Second Reset Date (the "24-Month Trading Price") is less than 200% of the applicable Conversion Price (a "Second Reset Event") provided, however, that there shall be no reset of the Conversion Price pursuant to this paragraph if (i) the Company conducts a B or Qualified Offering; (ii) the securities issued by the Company in such B or Qualified Offering contain a reset provision analogous to the one described in the previous paragraph and (iii) no B or Qualified Reset is required pursuant to the terms of such B or Qualified securities because the Market Price is in excess of the applicable target price as of the date prescribed for such reset pursuant to the terms of the B or Qualified securities. Upon the occurrence of a Second Reset Event, the Conversion Price shall be reduced to be equal to the greater of (A) the 24-Month Trading Price divided by 2.00, and (B) 25% of the then applicable Conversion Price. If there is any change in the Conversion Price as a result of the preceding sentence, then the Conversion Rate shall be changed accordingly as set forth above. The Corporation shall prepare a certificate signed by the principal financial officer of the Corporation setting forth the

Conversion Rate as of the Second Reset Date or the Alternative Second Reset Date, as the case may be, showing in reasonable detail the facts upon which such Conversion Rate is based, and such certificate shall forthwith be filed with the transfer agent of the Series A Preferred Stock. A notice stating that the Conversion Rate has been adjusted pursuant to this paragraph, or that no adjustment is necessary, and setting forth the Conversion Rate in effect as of the Second Reset Date or the Alternative Second Reset Date, as the case may be, shall be mailed as promptly as practicable after the Second Reset Date or the Alternative Second Reset Date, as the case may be, by the Corporation to all record holders of the Series A Preferred Stock at their last addresses as they shall appear in the stock transfer books of the Corporation.

                  B. Conversion Procedures. Any holder of shares of Series A Preferred Stock desiring to convert such shares into Common Stock shall surrender the certificate or certificates evidencing such shares of Series A Preferred Stock at the office of the transfer agent for the Series A Preferred Stock, which certificate or certificates, if the Corporation shall so require, shall be duly endorsed to the Corporation or in blank, or accompanied by proper instruments of transfer to the Corporation or in blank, accompanied by irrevocable written notice to the Corporation that the holder elects so to convert such shares of Series A Preferred Stock and specifying the name or names (with address) in which a certificate or certificates evidencing shares of Common Stock are to be issued. The Corporation need not deem a notice of conversion to be received unless the holder complies with all the provisions hereof. The Corporation will instruct the transfer agent (which may be the Corporation) to make a notation of the date that a notice of conversion is received, which date shall be deemed to be the date of receipt for purposes hereof.

                  The Corporation shall, as soon as practicable after such deposit of certificates evidencing shares of Series A Preferred Stock accompanied by the written notice and compliance with any other conditions herein contained, deliver at such office of such transfer agent to the person for whose account such shares of Series A Preferred Stock were so surrendered, or to the nominee or nominees of such person, certificates evidencing the number of full shares of Common Stock to which such person shall be entitled as aforesaid, together with a cash adjustment of any fraction of a share as hereinafter provided. Subject to the following provisions of this paragraph, such conversion shall be deemed to have been made as of the date of such surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the Common Stock deliverable upon conversion of such Series A Preferred Stock shall be treated for all purposes as the record holder or holders of such Common Stock on such date; provided, however, that the Corporation shall not be required to convert any shares of Series A Preferred Stock while the stock transfer books of the Corporation are closed for any purpose, but the surrender of Series A Preferred Stock for conversion during any period while such books are so closed shall become effective for conversion immediately upon the reopening of such books as if the surrender had been made on the date of such reopening, and the conversion shall be at the conversion rate in effect on such date. No adjustments in respect of any dividends on shares surrendered for conversion or any dividend on the Common Stock issued upon conversion shall be made upon the conversion of any shares of Series A Preferred Stock.

                  All notices of conversion shall be irrevocable; provided, however, that if the Corporation has sent notice of an event pursuant to Subsection 4(g) hereof, a holder of Series A Preferred Stock may, at its election, provide in its notice of conversion that the conversion of its shares of Series A Preferred Stock shall be contingent upon the occurrence of the record date or effectiveness of such event (as specified by such holder), provided that such notice of conversion is received by the Corporation prior to such record date or effective date, as the case may be.

                  C.       Adjustment of Conversion Rate and Conversion Price.

                         1. Except as otherwise  provided  herein,  in the event
the  Corporation  shall, at any time or from time to time after the date hereof,
(1) sell or issue any shares of Common Stock for a consideration per share less than either (i) the Conversion Price in effect on the date of such sale or issuance or (ii) the Market Price of the Common Stock as of the date of the sale or issuance, (2) issue any shares of Common Stock as a stock dividend to the holders of Common Stock, or (3) subdivide or combine the outstanding shares of Common Stock into a greater or lesser number of shares (any such sale, issuance, subdivision or combination being herein called a "Change of Shares"), then, and thereafter upon each further Change of Shares, the Conversion Price in effect immediately prior to such Change of Shares shall be changed to a price (rounded to the nearest cent) determined by multiplying the Conversion Price in effect immediately prior thereto by a fraction, the numerator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to the sale or issuance of such additional shares or such subdivision or combination and the number of shares of Common Stock which the aggregate consideration received (determined as provided in Subparagraph IV.C.4.(e)) for the issuance of such additional shares would purchase at the greater of (i) the Conversion Price in effect on the date of such issuance or (ii) the Market Price of the Common Stock as of such date, and the denominator of which shall be the number of shares of Common Stock outstanding immediately after the sale or issuance of such additional shares or such subdivision or combination. Such adjustment shall be made successively whenever such an issuance is made.

                         2.   In   case   of   any   reclassification,   capital
reorganization or other change of outstanding shares of Common Stock, or in case of any consolidation or merger of the Corporation with or into another entity (other than a consolidation or merger in which the Corporation is the continuing entity and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock other than the number thereof), or in case of any sale or conveyance to another entity of the property of the Corporation as, or substantially as, an entirety (other than a sale/leaseback, mortgage or other financing transaction), the Corporation shall cause effective provision to be made so that each holder of a share of Series A Preferred Stock shall be entitled to receive, upon conversion of such share of Series A Preferred Stock, the kind and number of shares of stock or other securities or property (including cash) receivable upon such reclassification, capital reorganization or other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock into which such share of Series A Preferred Stock was convertible immediately prior to such reclassification, capital reorganization or other change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Subsection IV.C. The Corporation shall not effect any such consolidation, merger or sale unless prior to or simultaneously with the consummation thereof the successor (if other than the Corporation) resulting from such consolidation or merger or the entity purchasing assets or other appropriate entity shall assume, by written instrument executed and delivered to the transfer agent for the Series A Preferred Stock (the "Transfer Agent"), the obligation to deliver to the holder of each share of Series A Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holders may be entitled to receive and the other obligations under this Agreement. The foregoing provisions shall similarly apply to successive reclassifications, capital reorganizations and other changes of outstanding shares of Common Stock and to successive consolidations, mergers, sales or conveyances.

                         3.  After  each  adjustment  of  the  Conversion  Price
pursuant to this Subsection IV.C., the Corporation will promptly prepare a certificate signed by the Chairman or President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, of the Corporation setting forth: (i) the Conversion Price as so adjusted, (ii) the Conversion Rate corresponding to such Conversion Price and (iii) a brief statement of the facts accounting for such adjustment. The Corporation will promptly file such certificate with the Transfer Agent and cause a brief summary thereof to be sent by ordinary first class mail to each registered holder of Series A Preferred Stock at his or her last address as it shall appear on the registry books of the Transfer Agent. No failure to mail such notice nor any defect therein or in the mailing thereof shall affect the validity of such adjustment. The affidavit of an officer of the Transfer Agent or the Secretary or an Assistant Secretary of the Corporation that such notice has been mailed shall, in the absence of fraud, be prima facie evidence of the facts stated therein. The Transfer Agent may rely on the information in the certificate as true and correct and has no duty or obligation to independently verify the amounts or calculations set forth therein.

                  4. For purposes of Subsection IV.C.1 hereof, the following provisions (a) to (e) shall also be applicable:

                                        (a)  No  adjustment  of  the  Conversion
                              Price shall be made unless such adjustment would require an increase or decrease of at least $.01 in such price; provided that any adjustments which by reason of this Subparagraph (a) are not required to be made shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which, together with adjustments so carried forward, shall require an increase or decrease of at least $.01 in the Conversion Price then in effect hereunder.

                                        (b) In  case of (i)  the  sale or  other
                              issuance by the Corporation (including as a component of a unit) of any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or any securities convertible into or exchangeable for Common Stock (such securities convertible, exercisable or exchangeable into Common Stock being herein called "Convertible Securities"), or (ii) the issuance by the Corporation, without the receipt by the Corporation of any consideration therefor, of any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, whether or not such rights, warrants or options, or the right to convert or exchange such Convertible Securities, are immediately exercisable, and the consideration per share for which Common Stock is issuable upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities (determined by dividing (x) the minimum aggregate consideration, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, payable to the Corporation upon the exercise of such rights, warrants or options, plus the consideration received by the Corporation for the issuance or sale of such rights, warrants or options, plus, in the case of such Convertible Securities, the minimum aggregate amount, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of additional consideration, if any, other than such Convertible Securities, payable upon the conversion or exchange thereof, by (y) the total maximum number, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of shares of Common Stock issuable upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities issuable upon the exercise of such rights, warrants or options) is less than either the Conversion Price or the Market Price of the Common Stock as of the date of the issuance or sale of such rights, warrants or options, then such total maximum number of shares of Common Stock issuable upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities (as of the date of the issuance or sale of such rights, warrants or options) shall be deemed to be "Common Stock" for purposes of Subsection IV.C.1 and shall be deemed to have been sold for an amount equal to such consideration per share and shall cause an adjustment to be made in accordance with Subsection IV.C.1.

                                        (c)  In   case   of  the   sale  by  the
                              Corporation of any Convertible Securities, whether or not the right of conversion or exchange thereunder is immediately exercisable, and the price per share for which Common Stock is issuable upon the conversion or exchange of such Convertible Securities (determined by dividing (x) the total amount of consideration received by the Corporation for the sale of such Convertible Securities, plus the minimum aggregate amount, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of additional consideration, if any, other than such Convertible Securities, payable upon the conversion or exchange thereof, by (y) the total maximum number, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of shares of Common Stock issuable upon the conversion or exchange of such Convertible Securities) is less than either the Conversion Price or the Market Price of the Common Stock as of the date of the sale of such Convertible Securities, then such total maximum number of shares of Common Stock issuable upon the conversion or exchange of such Convertible Securities (as of the date of the sale of such Convertible Securities) shall be deemed to be "Common Stock" for purposes of Subsection IV.C.1 and shall be deemed to have been sold for an amount equal to such consideration per share and shall cause an adjustment to be made in accordance with Subsection IV.C.1.

                                        (d) In case the Corporation shall modify
                              the rights of conversion, exchange or exercise of any of the securities referred to in (b) and (c) above or any other securities of the Corporation convertible, exchangeable or exercisable for shares of Common Stock, for any reason other than an event that would require adjustment to prevent dilution pursuant to the terms of any such convertible, exchangeable or exercisable instrument, so that the consideration per share received by the Corporation after such modification is less than either the Conversion Price or the Market Price as of the date prior to such modification, then such securities, to the extent not theretofore exercised, converted or exchanged, shall be deemed to have expired or terminated immediately prior to the date of such modification and the Corporation shall be deemed for purposes of calculating any adjustments pursuant to this Subsection IV.C. to have issued such new securities upon such new terms on the date of modification. Such adjustment shall become effective as of the date upon which such modification shall take effect. On the expiration or cancellation of any such right, warrant or option or the termination or cancellation of any such right to convert or exchange any such Convertible Securities, the Conversion Price then in effect hereunder shall forthwith be readjusted to such Conversion Price as would have obtained (i) had the adjustments made upon the issuance or sale of such rights, warrants, options or Convertible Securities been made upon the basis of the issuance of only the number of shares of Common Stock theretofore actually delivered (and the total consideration received therefor) upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities and (ii) had adjustments been made on the basis of the Conversion Price as adjusted under clause (i) of this sentence for all transactions (which would have affected such adjusted Conversion Price) made after the issuance or sale of such rights, warrants, options or Convertible Securities.

                                        (e) In case of the sale of any shares of
                              Common Stock, any Convertible Securities, any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, the consideration received by the Corporation therefor shall be deemed to be the gross sales price therefor without deducting therefrom any expense paid or incurred by the Corporation or any underwriting discounts or commissions or concessions paid or allowed by the Corporation in connection therewith. In the event that any securities shall be issued in connection with any other securities of the Corporation, together comprising one integral transaction in which no specific consideration is allocated among the securities, then each of such securities shall be deemed to have been issued for such consideration as the Board of Directors of the Corporation determines in good faith; provided, however that if the Registered Holders of in excess of 10% of the then outstanding Series A Preferred Stock disagree with such determination, the Corporation shall retain, at its own expense, an independent investment banking firm for the purpose of obtaining an appraisal.

                  5. Notwithstanding any other provision hereof, no adjustment to the Conversion Price will be made:

                                        (a)  upon  the  exercise  of  any of the
                              options or warrants outstanding on the date hereof under the Corporation's existing stock option plans; or

                                        (b) upon the  issuance  or  exercise  of
                              options which may hereafter be granted with the approval of the Board of Directors, or exercised, under any employee benefit plan of the Corporation to officers, directors, consultants or employees, but only with respect to such options as are exercisable at prices no lower than the Closing Bid Price (or, if the price referenced in the definition of Closing Bid Price cannot be determined, the Fair Market Value) of the Common Stock as of the date of grant thereof; or

                                        (c) upon the issuance of stock which may
                              hereafter be purchased or sold with the approval of the Board of Directors, under the 1993 Employee Stock Purchase Plan of the Corporation to officers, directors, consultants or employees, but only with respect to such shares as are purchased and/or sold in accordance with the current plan and at prices no lower than 85% of the Closing Bid Price (or, if the prices referenced in the definition of Closing Bid Price cannot be determined, 85% of the Fair Market Value) of the Common Stock as of the date of purchase and/or sale thereof; or

                                        (d) upon  issuance  or  exercise  of the
                              Placement Warrants, or the Advisory Warrants, (as defined in the Letter of Intent between the Corporation, Paramount Capital, Inc. (the "Placement Agent"), the Aries Domestic Fund, L.P. and The Aries Trust, dated as of June 29, 1997 (the "Letter of Intent")) (collectively, the "Paramount Warrants"), upon the exercise or conversion of the Class A and Class B Warrants (as defined in the Securities Purchase Agreement dated as of June 30, 1997 (the "Purchase Agreement")) or any A Notes (as defined in the Purchase Agreement) or upon the issuance, conversion or exercise of the Series B Preferred Stock or the Class C Warrants to be issued (i) on or prior to the Series B Final Closing Date or (ii) pursuant to the exercise of the Paramount Warrants, or upon the issuance, conversion or exercise of any Series A or Series B Preferred Stock or Class A, Class B or Class C Warrants approved in writing by the Placement Agent, or upon the issuance of any other equity securities of the Corporation to the extent that such issuance causes an adjustment to the Conversion Price pursuant to the second paragraph of Subsection IV.A.; or

                                        (e) upon the  issuance or sale of Common
                              Stock or Convertible Securities pursuant to the exercise of any rights, options or warrants to receive, subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, whether or not such rights, warrants or options were outstanding on the date of the original issuance of the Series A Preferred Stock or were thereafter issued or sold, provided that an adjustment was either made or not required to be made in accordance with Subsection IV.C.1 in connection with the issuance or sale of such securities or any modification of the terms thereof; or

                                        (f) upon the  issuance or sale of Common
                              Stock  upon   conversion   or   exchange   of  any
                              Convertible Securities, provided that any adjustments required to be made upon the issuance or sale of such Convertible Securities or any modification of the terms thereof were so made, and whether or not such Convertible Securities were outstanding on the date of the original sale of the Series A Preferred Stock or were thereafter issued or sold.

Subparagraph IV.C.4.(d) shall nevertheless apply to any modification of the rights of conversion, exchange or exercise of any of the securities referred to in Subparagraphs (a), (b), (c), (e), (f) and, to the extent effected with respect to fewer than all of such securities, Subparagraph (c) of this Paragraph IV.C.5. Notwithstanding the foregoing, IV.C.4.(d) shall not apply to any modification of the exercise price of, or number of shares of Common Stock subject to, the Class A, Class B or Class C Warrants that are required by the terms of those respective instruments.

                  6. As used in this Subsection IV.C., the term "Common Stock" shall mean and include the Corporation's Common Stock authorized on the date of the original issue of the Series A Preferred Stock and shall also include any capital stock of any class of the Corporation thereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary liquidation, dissolution or winding up of the Corporation; provided, however, that the shares issuable upon conversion of the Series A Preferred Stock shall include only shares of such class designated in the Certificate of Incorporation as Common Stock on the date of the original issue of the Series A Preferred Stock or (i), in the case of any reclassification, change, consolidation, merger, sale or conveyance of the character referred to in Subsection IV.C.2 hereof, the stock, securities or property provided for in such section or (ii), in the case of any reclassification or change in the outstanding shares of Common Stock issuable upon conversion of the Series A Preferred Stock as a result of a subdivision or combination or consisting of a change in par value, or from par value to no par value, or from no par value to par value, such shares of Common Stock as so reclassified or changed.

                  7. Any determination as to whether an adjustment in the Conversion Price in effect hereunder is required pursuant to Subsection IV.A. or IV.C, or as to the amount of any such adjustment, if required, shall be binding upon the holders of the Series A Preferred Stock and the Corporation if made in good faith by the Board of Directors of the Corporation.

                  D. No Fractional Shares. No fractional shares or scrip representing fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. If more than one certificate evidencing shares of Series A Preferred Stock shall be surrendered for conversion at one time by the same holder, the number of full shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series A Preferred Stock so surrendered. Instead of any fractional share of Common Stock which would otherwise be issuable upon conversion of any shares of Series A Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to the same fraction of the Market Price as of the close of business on the day of conversion.

                  E. Concurrent Grant. If, at any time or from time to time, the Corporation shall issue or distribute to the holders of shares of Common Stock evidence of its indebtedness, any other securities of the Corporation or any cash, property or other assets (excluding an issuance or distribution governed by Subsection IV.C. and also excluding cash dividends or cash distributions paid out of net profits legally available therefor in the full amount thereof (any such non-excluded event being herein called a "Special Dividend")), then in each case the holders of the Series A Preferred Stock shall be entitled to a proportionate share of any such Special Dividend as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Series A Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such Special Dividend.

                  F. Reservation of Shares; Transfer Taxes, Etc. The Corporation shall at all times reserve and keep available, out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series A Preferred Stock, such number of shares of its Common Stock free of preemptive rights as shall be sufficient to effect the conversion of all shares of Series A Preferred Stock from time to time outstanding (including, without limitation, shares of Common Stock issuable upon conversion of the Series A Preferred Stock in the case of a Reset Event). The Corporation shall use its best efforts from time to time, in accordance with the laws of the State of Delaware to increase the authorized number of shares of Common Stock if at any time the number of shares of authorized, unissued and unreserved Common Stock shall not be sufficient to permit the conversion of all the then-outstanding shares of Series A Preferred Stock.

                  The Corporation shall pay any and all issue or other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of the Series A Preferred Stock. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of Common Stock (or other securities or assets) in a name other than that in which the shares of Series A Preferred Stock so converted were registered. and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

                  G.       Prior Notice of Certain Events.  In case:

                              1. the Corporation  shall declare any dividend (or
                    any other distribution); or

                              2. the Corporation shall authorize the granting to
                    the holders of Common Stock of rights or warrants to subscribe for or purchase any shares of stock of any class or of any other rights or warrants; or

                              3. of any  reclassification of Common Stock (other
                    than a subdivision or combination of the outstanding Common Stock, or a change in par value, or from par value to no par value, or from no par value to par value); or

                              4. of any consolidation or merger (including, without limitation, a Merger Transaction) to which the Corporation is a party and for which approval of any stockholders of the Corporation shall be required, or of the sale or transfer of all or substantially all of the assets of the Corporation or of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or other property; or

                              5. of the  voluntary or  involuntary  dissolution,
                    liquidation or winding up of the Corporation (including, without limitation, a Liquidation Event);

then the Corporation shall cause to be filed with the transfer agent for the Series A Preferred Stock, and shall cause to be mailed to the Registered Holders, at their last addresses as they shall appear upon the stock transfer books of the Corporation, at least 20 days prior to the applicable record date hereinafter specified, a notice stating (x) the date on which a record (if any) is to be taken for the purpose of such dividend, distribution or granting of rights or warrants or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined and a description of the cash, securities or other property to be received by such holders upon such dividend, distribution or granting of rights or warrants or (y) the date on which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up or other Liquidation Event is expected to become effective, the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such exchange, dissolution, liquidation or winding up or other Liquidation Event and the consideration, including securities or other property, to be received by such holders upon such exchange; provided, however, that no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice.

                  H. Other Changes in Conversion Rate. The Corporation from time to time may increase the Conversion Rate by any amount for any period of time if the period is at least 20 days and if the increase is irrevocable during the period. Whenever the Conversion Rate is so increased, the Corporation shall mail to the Registered Holders a notice of the increase at least 15 days before the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period it will be in effect.

                  The Corporation may make such increases in the Conversion Rate, in addition to those required or allowed by this Section IV, as shall be determined by it, as evidenced by a resolution of the Board of Directors, to be advisable in order to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock or from any event treated as such for income tax purposes.

                  Notwithstanding anything to the contrary herein, in no case shall the Conversion Price be adjusted to an amount less than $.01 per share, the current par value of the Common Stock into which the Series A Preferred Stock is convertible.

                  I. Ambiguities/Errors. The Board of Directors of the Corporation shall have the power, subject to the approval of the Placement Agent, to resolve any ambiguity or correct any error in the provisions relating to the convertibility of the Series A Preferred Stock.

         V. Mandatory Conversion. At any time on or after the Reset Date, the Corporation at its option, may cause the Series A Preferred Stock to be converted in whole or in part, on a pro rata basis, into fully paid and nonassessable shares of Common Stock at the then effective Conversion Rate if the Closing Bid Price (or, if the price referenced in the definition of Closing Bid Price cannot be determined, the Fair Market Value) of the Common Stock shall have exceeded 300% of the then applicable Conversion Price for the 20 consecutive trading days ending three days prior to the date of notice of conversion. Any shares of Series A Preferred Stock so converted shall be treated as having been surrendered by the holder thereof for conversion pursuant to
Section IV on the date of such mandatory conversion (unless previously converted at the option of the holder).

                  No greater than 60 nor fewer than 20 days prior to the date of any such mandatory conversion, notice by first class mail, postage prepaid, shall be given to the holders of record of the Series A Preferred Stock to be converted, addressed to such holders at their last addresses as shown on the stock transfer books of the Corporation. Each such notice shall specify the date fixed for conversion, the place or places for surrender of shares of Series A Preferred Stock, and the then effective Conversion Rate pursuant to Section IV.

                  Any notice which is mailed as herein provided shall be conclusively presumed to have been duly given by the Corporation on the date deposited in the mail, whether or not the holder of the Series A Preferred Stock receives such notice; and failure properly to give such notice by mail, or any defect in such notice, to the holders of the shares to be converted shall not affect the validity of the proceedings for the conversion of any other shares of Series A Preferred Stock. On or after the date fixed for conversion as stated in such notice, each holder of shares called to be converted shall surrender the certificate evidencing such shares to the Corporation at the place designated in such notice for conversion. Notwithstanding that the certificates evidencing any shares properly called for conversion shall not have been surrendered, the shares shall no longer be deemed outstanding and all rights whatsoever with respect to the shares so called for conversion (except the right of the holders to convert such shares upon surrender of their certificates therefor) shall terminate.

         VI.      [Reserved]

         VII.     Voting Rights.

                  A. General. Except as otherwise provided herein, in the Certificate of Incorporation or the By-laws of the Corporation or as required by applicable law, the holders of shares of Series A Preferred Stock, the holders of shares of Common Stock and the holders of any other class or series of shares entitled to vote with the Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation. In any such vote, each share of Series A Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the Common Stock into which such share of Series A Preferred Stock is convertible on the record date for such vote, or if no record date has been established, on the date such vote is taken. Any shares of Series A Preferred Stock held by the Corporation or any entity controlled by the Corporation shall not have voting rights hereunder and shall not be counted in determining the presence of a quorum. Notwithstanding the above, until the Approval Date, the holders of Series A Preferred Stock shall not be entitled to vote in any election of directors of the Corporation, except to the extent that exercise of such voting rights would not cause a violation of Rule 4460(i) of the National Association of Securities Dealers Market Place Rules.

                  B. Class Voting  Rights.  In addition to any vote specified in
Section VII.A., so long as at least 5% of the shares of Series A Preferred Stock shall be outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of at least 50% of all outstanding Series A Preferred Stock, voting separately as a class, (i) amend, alter or repeal any provision of the Certificate of Incorporation or the Bylaws of the Corporation so as adversely to affect the relative rights, preferences, qualifications, limitations or restrictions of the Series A Preferred Stock, (ii) approve the alteration or change to the rights, preferences or privileges of the Series A Preferred Stock, (iii) incur or voluntarily repay prior to the maturity thereof any indebtedness in excess of $100,000 or (iv) authorize or issue, or increase the authorized amount of, any equity security ranking prior to, or on a parity with, the Series A Preferred Stock (other than additional Series A Preferred Stock approved in writing by the holders of greater than 50% of the outstanding shares of Series A Preferred Stock) (A) upon a Liquidation Event, (B) with respect to the payment of any dividends or distributions or (C) with respect to voting rights (except for class voting rights required by law).

         VIII. Outstanding Shares. For purposes of this Certificate of Designation, a share of Series A Preferred Stock, when issued, shall be deemed outstanding except (i) from the date, or the deemed date, of surrender of certificates evidencing shares of Series A Preferred Stock, all shares of Series A Preferred Stock converted into Common Stock and (ii) from the date of registration of transfer, all shares of Series A Preferred Stock held of record by the Corporation or any subsidiary of the Corporation.

         IX. Status of Acquired Shares. Shares of Series A Preferred Stock received upon conversion pursuant to Section IV or Section V or otherwise acquired by the Corporation will be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to class, and may thereafter be issued, but not as shares of Series A Preferred Stock.

         X. Preemptive Rights. The Series A Preferred Stock is not entitled to any preemptive or subscription rights in respect of any securities of the Corporation.

         XI. Severability of Provisions. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such changes as shall be necessary to render the provision in question effective and valid under applicable law.

         XII. No Amendment nor Impairment. The Corporation shall not amend its Certificate of Incorporation nor participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the rights of the holders of the Series A Preferred Stock against impairment.

         XIII. Repurchase Requirement. The holders of Series A Preferred Stock may, pursuant to the Non-Approval Put (as defined and contained in the Purchase Agreement), elect to require the Corporation to repurchase any or all of their respective shares of the Series A Preferred Stock under the circumstances set forth in Section 7.27 of the Purchase Agreement.

                  IN  WITNESS  WHEREOF,   Stanley  C.  Erck,  President  of  the
Corporation, acting for and on behalf of the Corporation, has hereunto subscribed his name on August 1, 1997.




                                      By: /s/ Stanley C. Erck
                                         -------------------------
                                             Name:  Stanley C. Erck
                                             Title: President